As filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-168134

PROSPECTUS
$350,000,000
Offer to Exchange
8.75% Senior Subordinated Notes due 2020,
Which Have Been Registered Under the Securities Act of 1933,
for any and all Outstanding 8.75% Senior Subordinated Notes Due 2020

The Exchange Offer:

•	Pinnacle Entertainment, Inc. will exchange all outstanding 8.75% senior subordinated notes due 2020, referred to as the original notes, that are validly tendered and not validly withdrawn for an equal principal amount of 8.75% senior subordinated notes due 2020, referred to as the exchange notes, that are, subject to specified conditions, freely tradable.

•	The exchange offer expires at 5:00 p.m., New York City time, on August 27, 2010, unless extended. We do not currently intend to extend the expiration date.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	We will not receive any cash proceeds from the exchange offer.

The Exchange Notes:

•	We are offering exchange notes to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the original notes.

•	The terms of the exchange notes are substantially identical to the original notes, except that the exchange notes, subject to specified conditions, will be freely tradable.

•	The exchange notes will be guaranteed on a senior subordinated basis by certain of our current and future domestic restricted subsidiaries.

•	We do not plan to list the exchange notes on a national securities exchange or automated quotation system.

Please see “Risk Factors” beginning on page 18 of this prospectus for a discussion of certain factors that you should consider before participating in this exchange offer.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities. We have agreed that, if requested by such a broker-dealer, for a period of 180 days (which period may be extended in specified circumstances) from the date on which the exchange offer is consummated or such shorter period as will terminate when such requesting broker-dealer has sold all exchange notes held by it, we will make this prospectus available to such requesting broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

None of the Securities and Exchange Commission, the Louisiana Gaming Control Board, the Indiana Gaming Commission, the Missouri Gaming Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the City of Reno, Nevada gaming authorities, the New Jersey Casino Control Commission, or any state securities commission or any other gaming authority or other regulatory agency, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 29, 2010

We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations.

This prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover and may change after that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. You may obtain information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Pinnacle Entertainment, Inc.
Investor Relations
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89148
(702) 541-7777

To obtain timely delivery, you must request this information no later than five (5) business days before the date you must make your investment decision. Therefore, we must receive your request for this information no later than five (5) business days prior to the expiration of the exchange offer.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus, any other offering material and any documents we incorporate by reference may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Private Securities Litigation Reform Act of 1995 provides certain “safe harbor” provisions for forward-looking statements. All forward-looking statements made in this prospectus, any other offering material and any documents we incorporate by reference are made pursuant to the Private Securities Litigation Reform Act. Words such as, but not limited to, “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “could,” “may,” “will,” “should” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements, which may include, without limitation, expected results of operations, adequacy of resources to fund our development projects, liquidity, the state of the credit markets, the state of the economy, anticipated completion and opening schedules of various projects, anticipated results for new projects, expansion plans, construction schedules, cash needs, cash reserves, operating and capital expenses, expense reductions, the sufficiency of insurance coverage, anticipated marketing costs at various projects, the future outlook of Pinnacle and the gaming industry and pending regulatory and legal matters, are all subject to a variety of risks and uncertainties that could cause actual results to differ materially from those anticipated by us. This can occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Factors that may cause our actual performance to differ materially from that contemplated by such forward-looking statements include, among others, the various risk factors discussed below in “Risk factors” beginning on page 18. For more information on the potential factors that could affect our operating results and financial condition in addition to the risk factors described below, review our other filings (other than any portion of such filings that are furnished under applicable rules of the Securities and Exchange Commission (the “SEC”) rather than filed) with the SEC.

In addition, these statements could be affected by general domestic and international economic and political conditions, uncertainty as to the future direction of the economy and vulnerability of the economy to domestic or international incidents, as well as market conditions in our industry.

We caution the reader that the risk factors described below may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot accurately predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. We undertake no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

We use market and industry data throughout this prospectus and the documents incorporated by reference herein that we have obtained from market research, publicly available information and industry publications. These sources generally state that the information that they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The market and industry data is often based on industry surveys and the preparers’ experience in the industry. Similarly, although we believe that the surveys and market research that others have performed are reliable, we have not independently verified this information.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room in Washington, D.C. at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. We maintain a website at http://www.pnkinc.com with information about our company. Information contained on our web site or any other web site is not

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incorporated into this prospectus and does not constitute a part of this prospectus. Our website address referenced above is intended to be an inactive textual reference only and not an active hyperlink to our website. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are subject to the informational requirements of the Exchange Act, pursuant to which we file annual, quarterly and current reports, proxy statements and other information with the SEC. We incorporate by reference into this prospectus the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC rules). The documents that we incorporate disclose important information that each prospective purchaser should consider when deciding whether to invest in the notes. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified and superseded, to constitute a part of this prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2009 (including, without limitation, Exhibit 99.1 thereto regarding gaming regulations);

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2010;

•	Our current reports on Form 8-K (including amendments thereto) filed on January 19, 2010, January 25, 2010, January 29, 2010, February 8, 2010, February 10, 2010, February 22, 2010, March 1, 2010, March 11, 2010, March 18, 2010, April 2, 2010, April 5, 2010, April 19, 2010 (other than Exhibit 99.1, which was furnished thereto), April 29, 2010, April 29, 2010, May 3, 2010, May 5, 2010, May 12, 2010, May 17, 2010, June 21, 2010 (including, without limitation, Exhibit 99.1 thereto regarding the update to the Form 10-K) and July 7, 2010; and

•	Our proxy statement dated April 14, 2010 (with respect to information contained in such proxy statement that is incorporated into Part III of the Company’s annual report on Form 10-K only).

We also incorporate by reference into this prospectus any future filings (including any filings on the date hereof) we make with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K (including the related exhibits under Item 9.01) or as otherwise permitted by the SEC’s rules) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the closing of this offering. Such future filings will become part of this prospectus from the date that the documents are filed with the SEC.

You may obtain a copy of these filings, at no cost, by writing or calling us at Pinnacle Entertainment, Inc., Investor Relations, 8918 Spanish Ridge Avenue, Las Vegas, Nevada 89148, (702) 541-7777.

Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights certain information incorporated by reference or appearing elsewhere in this prospectus. As a result, it is not complete and does not contain all of the information that you should consider before making an investment decision. You should read the following summary in conjunction with the more detailed information contained in this prospectus and the documents incorporated by reference, including “Risk factors” and our consolidated financial statements and related notes. As used in this prospectus, unless the context otherwise requires or as is otherwise indicated, the words “we,” “us,” “our,” “the Company” and words of similar import refer to Pinnacle Entertainment, Inc. and its subsidiaries on a consolidated basis.

Our Company

We are an owner, operator and developer of casinos and related hospitality and entertainment facilities in Louisiana, Missouri, Indiana and Nevada. We currently have a casino project in the process of development in Baton Rouge, Louisiana.

For the year ended December 31, 2009 and the three months ended March 31, 2010, the Company generated revenues of $1,008 million and $267 million, respectively.

Our mission is to increase shareholder value. We intend to accomplish this through our long-term strategy of providing our guests with their favorite games in attractive surroundings with quality guest service, maintaining and improving each of our existing properties and building or acquiring new casinos or resorts that are expected to produce favorable returns above our cost of capital. Hence, we continually focus on customer service; we are maintaining and improving our existing properties with disciplined capital expenditures; we are developing a new, high-quality gaming property in an attractive gaming market; and we may make strategic acquisitions, either alone or with third parties, when and if available, on terms we believe are reasonable.

Operating properties

Our Company’s domestic operations include a diverse portfolio of seven casinos. The operating information regarding the number of slot machines, table games, guest rooms and other amenities, including the information set forth in the table on page 4 of this prospectus, is provided as of March 31, 2010.

Our largest property is L’Auberge du Lac in Lake Charles, Louisiana, which offers the closest full-scale casino-hotel facilities to Houston (the sixth-largest metropolitan statistical area in the United States), as well as the Austin and San Antonio metropolitan areas. Our property is approximately 140 miles from Houston and approximately 300 miles and 335 miles from Austin and San Antonio, respectively.

L’Auberge du Lac offers 1,601 slot machines, 63 table games and 995 guestrooms and suites. The facility also offers several restaurants, approximately 26,000 square feet of meeting space, retail shops, a championship golf course designed by Tom Fazio, a full-service spa and other amenities. Unlike most other riverboat casinos, all of the public areas at L’Auberge du Lac (except the parking garage), and in particular the casino, are situated entirely on one level. The casino is surrounded on three sides by the hotel tower and other guest amenities. The hotel at L’Auberge du Lac is the largest in Louisiana outside of New Orleans.

Lumière Place is located in downtown St. Louis, Missouri. The Lumière Place complex includes the Lumière Place Casino with 2,043 slot machines and 68 table games, the 200-guestroom luxury Four Seasons Hotel St. Louis, the 294 all-suites HoteLumière, seven restaurants, banquet facilities, retail shops and more than 22,000 square feet of convention/meeting space, including a 7,300-square-foot ballroom. We own all of the facilities at Lumière Place and have a long-term agreement with Four Seasons Hotels Limited to manage our Four Seasons Hotel St. Louis. Lumière Place is located across from the Edward Jones Dome and America’s Center convention center and just north of the famous Gateway Arch. A pedestrian tunnel connects Lumière Place to the America’s Center convention center, the Edward Jones Dome and the city’s central business district.

Our newest property is River City casino in south St. Louis County, Missouri, which opened on March 4, 2010 and offers 2,104 slot machines, 65 table games, several restaurants and other amenities. The facility is located on 56 acres of leased land just south of the confluence of the Mississippi River and the River des Peres in the

community of Lemay, one of the most densely populated areas in the St. Louis region, and approximately 12 miles from our Lumière Place facility.

The first phase of the River City project, which included the casino and restaurants, cost approximately $351 million, excluding operating cash, non-cash rent accruals and capitalized interest. Capitalized interest related to the project totaled $23 million. A second phase for the River City project is expected to include a hotel with a minimum of 100 guestrooms, as well as other amenities to be determined at a later time.

Our Boomtown New Orleans property is the only casino in the West Bank area, across the Mississippi River from downtown New Orleans. It features a dockside riverboat casino with 1,495 slot machines and 39 table games, three restaurants, a delicatessen, a 350-seat nightclub, 4,600 square feet of meeting space, an arcade and approximately 1,700 parking spaces.

Our southern Indiana property, Belterra Casino Resort, is located along the Ohio River near Vevay, Indiana, approximately 50 minutes from downtown Cincinnati, Ohio, 70 minutes from Louisville, Kentucky and 90 minutes from Lexington, Kentucky. Belterra is also approximately two and a half hours from Indianapolis, Indiana. The total population within 300 miles of Belterra is approximately 48 million.

Belterra attracts customers by offering amenities that are generally superior to those at competing regional properties, several of which are closer to the population centers than Belterra. Belterra features a dockside riverboat casino with 1,502 slot machines and 55 table games and a 608-guestroom hotel, six restaurants, 33,000 square feet of meeting and conference space, a 1,553-seat entertainment showroom, retail shops, a swimming pool, a championship golf course designed by Tom Fazio and a full-service spa. The resort provides approximately 2,000 parking spaces, most of which are in a multi-level parking structure.

Our Boomtown Bossier City property in Bossier City, Louisiana, features a regional hotel adjoining a dockside riverboat casino. The property is located on a site directly adjacent to, and easily visible from, Interstate 20. The Bossier City/Shreveport region is a three-hour drive from the Dallas/Fort Worth metropolitan area along Interstate 20. The property includes 1,052 slot machines and 32 table games, 187 guestrooms, which we recently refurbished, four restaurants and approximately 1,860 parking spaces.

Boomtown Reno is a land-based casino-hotel located approximately nine miles west of downtown Reno, Nevada, near the California border along Interstate 80. This interstate is the primary east-west interstate highway serving northern California. The property offers 668 slot machines and 16 table games, 318 guestrooms, 172 of which we refurbished during 2008, two restaurants, a 30,000-square-foot amusement center and approximately 1,300 parking spaces. In addition to the main casino-hotel, the property has a gas station, a mini-mart and a 197-space recreational vehicle park. In 2007, we closed the property’s truck stop to accommodate the construction of a Cabela’s Inc. branded outdoor sporting goods store. We have permits to build a new truck stop at a different location on the property and are evaluating whether to do so.

Property under development

We are developing a casino-hotel in Baton Rouge, which is expected to have at least 1,300 slot machines and 50 table games and will be located on a portion of the 575 acres of land that we own approximately eight miles southeast of downtown Baton Rouge, Louisiana. The project is expected to cost approximately $250 million, excluding operating cash and estimated capitalized interest, with approximately $235 million remaining to be spent as of March 31, 2010. The project is subject to certain conditions and various other approvals. In addition, on March 30, 2010, we entered into a guaranteed maximum price agreement for the construction of the Baton Rouge project.

Baton Rouge is currently believed to rival New Orleans as the largest city in Louisiana and has experienced significant growth in recent years, both before and particularly after the effects of the 2005 Hurricane Katrina on the nearby New Orleans region.

Other assets

We own approximately 19 contiguous acres at the heart of Atlantic City, New Jersey, with extensive frontage along The Boardwalk, Pacific Avenue and Brighton Park. We also own approximately one and one-half acres of gaming-zoned land in Central City, Colorado, which is approximately 40 miles from Denver, Colorado, and we have an option to purchase an additional six acres of adjoining, non-gaming zoned land. Our Boomtown Reno property has approximately 890 acres of land, approximately 60 acres of which are utilized by the casino, hotel and other amenities and another 490 acres of which most is developable. The remaining 340 acres are remote and difficult to develop. We also own land in St. Louis, Lake Charles and Baton Rouge, which is not currently being used, and is not planned to be utilized by our facilities in such locales. We are evaluating our options with respect to all of the aforementioned property that we own. We may choose to sell, lease or otherwise dispose of such property.

Summary of Our Properties (data as of March 31, 2010)

			Slot	Table	Guest-
			machines	games	rooms
Operating Properties	Type of casino	Principal Markets	(approx.)	(approx.)	(approx.)

L’Auberge du Lac, LA	Boat-in-moat	Houston, Beaumont, San Antonio, Austin, Southwest Louisiana and local patrons	1,601	63	995

Lumière Place Casino and Hotels, St. Louis, MO	Boat-in-moat	Local patrons, Kansas City and Chicago	2,043	68	494

River City Casino, St. Louis, MO	Boat-in-moat	Local patrons and regional tourists	2,104	65	—

Boomtown New Orleans, LA	Dockside	Local patrons	1,495	39	—

Belterra Casino Resort, IN	Dockside	Cincinnati, Louisville and local patrons	1,502	55	608

Boomtown Bossier City, LA	Dockside	Local patrons and Dallas/Fort Worth	1,052	32	187

Boomtown Reno, NV	Land-Based	Northern California, I-80 travelers and local patrons	668	16	318

Operating Properties Total			10,465	338	2,602

			Slot	Table	Guest-
Property Under			machines	games	rooms
Development	Type of Casino	Principal Markets	(estim.)	(estim.)	(estim.)

Baton Rouge, LA(a)	Dockside	Local patrons and regional tourists	At least 1,300	50	100

(a)	The project is subject to certain conditions and various approvals. The number of estimated guestrooms represents the minimum number of guestrooms required by the LGCB as part of the Baton Rouge project.

Recent developments

Sale of Argentina Operations.  On June 30, 2010, we completed the sale of our Argentina operations pursuant to a Sale and Purchase Agreement. We received approximately $40 million in cash as a result of the sale.

Shutdown of President Casino.  On June 24, 2010, we shut down operations at the President Casino and, in connection with the shutdown, we surrendered our license to operate the President Casino to the Missouri Gaming Commission. The shutdown of operations and surrender of license do not affect our other casinos in Missouri, Lumiére Place or River City.

Cancellation of Sugarcane Bay Project.  On April 13, 2010, we cancelled our $305 million Sugarcane Bay casino development in Lake Charles, Louisiana and, on April 14, 2010, we surrendered the related gaming license to the Louisiana Gaming Control Board. In connection with this decision, we expect to record impairment charges related to real estate, development costs and the gaming license, of approximately $30 million to $40 million, in the second quarter of 2010. We may also incur costs associated with terminating certain contracts. The ranges for the impairments represent preliminary estimates and remain subject to additional review, including review by the Company’s auditors.

Redemption of 8.25% senior subordinated notes due 2012.  We redeemed all $200 million in aggregate principal amount of our 8.25% senior subordinated notes due 2012, which we refer to as the 8.25% Notes, with the proceeds of the offering of the original notes in May 2010. The remaining net proceeds from the offering are expected to be used for general corporate purposes, including the funding of our Baton Rouge project.

First amendment to amended and restated credit agreement: On April 28, 2010, we entered into the First Amendment (the “First Amendment”) to our amended and restated credit agreement to, among other things, accommodate the disposition of our Sugarcane Bay assets. The First Amendment also reduces the minimum amount of non-debt capital that we must raise prior to spending more than $25 million on our Baton Rouge project after January 1, 2010, from $100 million to $40 million. References in this Prospectus to the amended and restated credit facility refer to such facility as amended by the First Amendment.

Corporate Structure

The following chart illustrates the organizational structure of our principal operations. It is designed to depict generally how our various operations and major properties relate to one another and our ownership interest in them. It does not contain all of our subsidiaries and, in some cases for presentation purposes, we have combined separate entities to indicate operational relationships. We have also indicated the principal subsidiaries that are currently unrestricted subsidiaries under the indenture governing the exchange notes offered hereby, i.e., the subsidiaries that will not be guarantors and will not be subject to the indenture covenants.

1	President Riverboat Casino — Missouri, Inc. holds the President Casino assets. On June 24, 2010, we shut down operations at the President Casino and, in connection with the shutdown, we surrendered our license to operate the President Casino to the Missouri Gaming Commission. See “Summary — Recent developments.”

2	The unrestricted subsidiary is PNK Development 11, LLC, which held approximately $66.3 million in cash and cash equivalents as of March 31, 2010.

3	The unrestricted subsidiary is PNK Development 10, LLC, which until April 21, 2010 owned a corporate airplane. On April 21, 2010, PNK Development 10 completed the sale of the corporate plane for gross proceeds of $10.5 million.

The Exchange Offer

The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all the information that is important to you. For a more complete understanding of the exchange notes, please refer to the sections of this prospectus entitled “The Exchange Offer” and “Description of Exchange Notes.”

On May 6, 2010, the Company issued an aggregate of $350 million principal amount of 8.75% Senior Subordinated Notes due 2020 (the original notes) to a group of initial purchasers in reliance on an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. The original notes are unconditionally guaranteed, jointly and severally, on a senior subordinated unsecured basis, by the guarantors.

The Exchange Offer	We are offering to exchange an aggregate of $350 million principal amount of our exchange notes for $350 million principal amount of our original notes. Original notes may be exchanged only in denominations of the principal amount of $2,000 and integral multiples of $1,000 in excess thereof. To be exchanged, an original note must be properly tendered and accepted. All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $350 million aggregate principal amount of the original notes outstanding and there are no exchange notes outstanding.

The form and terms of the exchange notes will be substantially identical to those of the original notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain contractual transfer restrictions, registration rights and certain additional interest provisions applicable to the original notes prior to consummation of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on August 27, 2010, unless extended, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended. We do not currently intend to extend the expiration date of the exchange offer.

Withdrawal	You may withdraw the tender of your original notes at any time prior to the expiration date of the exchange offer. See “The Exchange Offer — Withdrawal Rights.”

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions which we may assert or waive. The exchange offer is not conditioned upon any minimum principal amount of original notes being tendered for exchange. See “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Original Notes	If you are a holder of original notes who wishes to accept the exchange offer, you must:

• properly complete, sign and date the accompanying letter of transmittal (including any documents required by the letter of transmittal), or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with the certificates for your original notes, to the exchange agent at the address set forth under “The Exchange Offer — Exchange Agent;” or

• arrange to cause the tender of your original notes by using book-entry transfer procedures and transmitting to the exchange agent either a properly completed and duly executed letter of transmittal or an agent’s message instead of the letter of transmittal indicating, among other things, the holder’s agreement to be bound by the letter of transmittal. For a book-entry transfer to constitute a valid tender of your original notes in the exchange offer, The Bank of New York Mellon Trust Company, N.A., as exchange agent, must receive a confirmation of book-entry transfer of your original notes into the exchange agent’s account at The Depositary Trust Company, or DTC, together with the executed letter of transmittal or transmitted agent message, prior to the expiration or termination of the exchange offer.

By tendering your original notes in either manner, you will be representing, among other things, that:

• you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

• you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer;

• you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; and

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes that were acquired for your own account as a result of market-making or other trading activities, then you will deliver a prospectus in connection with any resale of the exchange notes.

See “The Exchange Offer — Procedures for Tendering Original Notes.”

Special Procedures for Beneficial Owners	If you beneficially own original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned original notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the original notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date. See “The Exchange Offer — Procedures for Tendering Original Notes.”

Guaranteed Delivery Procedures	If you wish to tender your original notes, but:

• your original notes are not immediately available; or

• you cannot deliver your original notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

• the procedures for book-entry transfer of your original notes cannot be completed prior to the expiration date,

you may tender your original notes pursuant to the guaranteed delivery procedures set forth in this prospectus and the letter of transmittal. See “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of Original Notes for Exchange and Delivery of Exchange Notes	Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all original notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. See “The Exchange Offer — Acceptance of Original Notes for Exchange and Delivery of Exchange Notes.”

Material United States Federal Income Tax Considerations	The exchange of exchange notes for original notes in the exchange offer should not be a taxable exchange for U.S. federal income tax purposes. See “Summary of Material United States Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Fees and Expenses	We will pay all expenses incident to the consummation of the exchange offer and compliance with the registration rights agreement. We will also pay certain transfer taxes applicable to the exchange offer, if any. See “The Exchange Offer — Fees and Expenses.”

Termination of Certain Rights	The original notes were issued and sold in a private offering to J.P. Morgan Securities Inc., Banc of America Securities LLC, Barclays Capital Inc., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., UBS Securities LLC, Capital One Southcoast, Inc. and Citadel Securities, LLC as the initial purchasers, on May 6, 2010. In connection with that sale, we executed and delivered a registration rights agreement for the benefit of the noteholders.

Pursuant to the registration rights agreement, holders of original notes: (i) have rights to receive additional interest in certain instances; and (ii) have certain rights intended for the holders of unregistered securities. Holders of exchange notes will not be, and upon consummation of the exchange offer, holders of original notes will no longer be, entitled to the right to receive additional interest in certain instances, as well as certain other rights under the registration rights agreement for holders of unregistered securities. If you do not tender your original notes in the exchange offer, after consummation of the exchange offer we will have no further obligation to you to register original notes under the registration rights agreement. See “The Exchange Offer.”

Resale of Exchange Notes	We believe, based on an interpretation by the staff of the SEC contained in no-action letters issued to third parties in other transactions, that, if you are not a broker-dealer, you may offer to sell, sell or otherwise transfer the exchange notes issued to you in this exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, provided that:

• you are acquiring the exchange notes issued to you in the exchange offer in the ordinary course of your business;

• you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes issued to you in the exchange offer; and

• you are not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaging in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of Pinnacle or any of our subsidiaries, then:

• you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no- action letters;

• you will not be entitled to tender your original notes in the exchange offer; and

• in the absence of an exception from the position of the SEC stated two bullet points above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction;

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

• may not rely on the position of the staff of the SEC described above; and

• must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes which were received by the broker-dealer for its own account as a result of market-making or other trading activities. Under the registration rights agreement, we have agreed that, if requested by such a broker-dealer, for a period of 180 days (which period may be extended in specified circumstances) from the date on which the exchange offer is consummated or such shorter period as will terminate when any such requesting broker-dealer has sold all exchange notes held by it, we will make this prospectus available to any such requesting broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Consequences of Failure to Exchange	If you do not tender your original notes or if you tender your original notes improperly, you will continue to be subject to the restrictions on transfer of your original notes as contained in the legend on the original notes. In general, you may not sell or offer to sell the original notes, except pursuant to a registration statement under the Securities Act or any exemption from registration thereunder and in compliance with all applicable state securities laws. Holders of original notes will not be entitled to any further registration rights under the registration rights agreement. See “The Exchange Offer — Consequences of Failure to Exchange.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent for the exchange offer.

The Exchange Notes

The form and terms of the exchange notes will be substantially identical to those of the original notes except that the exchange notes will have been registered under the Securities Act. Therefore, the exchange notes will not be subject to certain transfer restrictions, registration rights and certain additional interest provisions applicable to the original notes prior to the consummation of the exchange offer.

Issuer	Pinnacle Entertainment, Inc.

Total amount of exchange notes offered	Up to $350,000,000 in aggregate principal amount of 8.75% Senior Subordinated Notes due 2020.

Maturity date	May 15, 2020

Interest payment dates	May 15 and November 15 of each year, beginning on November 15, 2010.

Guarantees	Our obligations under the exchange notes will be fully and unconditionally guaranteed on a senior subordinated basis, jointly and severally, by certain of our current and future domestic restricted subsidiaries. Certain of our subsidiaries, including our subsidiaries which own certain miscellaneous assets including some cash, will not be guarantors of the exchange notes. As of March 31, 2010, after giving effect to the guarantees of the exchange notes by our subsidiary guarantors, the non-guarantor subsidiaries held approximately $107 million of our total assets of approximately $1.9 billion, including the assets of our non-guarantor Argentina subsidiary, which was sold in June 2010.

Ranking	The exchange notes and the subsidiary guarantees will be unsecured senior subordinated indebtedness. Accordingly, they will be:

• subordinated in right of payment to all of our and our subsidiary guarantors’ existing and future indebtedness except indebtedness that expressly provides that it ranks equal or subordinate in right of payment to the notes and the subsidiary guarantees;

• pari passu in right of payment to all of our and our subsidiary guarantors’ existing and future senior subordinated indebtedness, including our 7.5% senior subordinated notes due 2015;

• senior in right of payment to all of our and our subsidiary guarantors’ future debt that is specifically subordinated to the senior subordinated notes and the related guarantees; and

• structurally subordinated to all obligations of our non-guarantor subsidiaries.

As of June 30, 2010, the exchange notes and the guarantees would have been subordinated to (i) approximately $451 million of aggregate principal amount of senior indebtedness and (ii) approximately $375 million of unused revolving credit facility commitments not taking into account outstanding letters of credit of $9.6 million. On March 31, 2010, the exchange notes would have been structurally junior to approximately $4.3 million of debt and other liabilities (including trade payables) of our non-guarantor subsidiaries.

Optional redemption	Prior to May 15, 2013 we may redeem up to 35% of the aggregate principal amount of the exchange notes with the proceeds of certain equity offerings.

At any time prior to May 15, 2015, we may redeem some or all of the exchange notes at a redemption price equal to the principal amount of the exchange notes redeemed plus accrued and unpaid interest to the date of redemption plus a “make-whole” premium set forth under “Description of Exchange Notes — Redemption at make-whole premium.”

In addition, at any time on or after May 15, 2015, we may redeem some or all of the exchange notes at the redemption prices set forth under “Description of Exchange Notes — Optional redemption.”

Offer to purchase	If we experience specific kinds of changes of control, and, under certain circumstances, if we sell assets, we may be required to offer to purchase the exchange notes at the prices set forth under “Description of Exchange Notes — Repurchase at the option of holders — Change of control” and “— Asset sales.”

Redemption or other disposition based upon gaming laws	The exchange notes are subject to redemption or disposition requirements imposed by gaming laws and regulations of gaming authorities in jurisdictions in which we conduct gaming operations. See “Description of Exchange Notes — Gaming redemption or other disposition.”

Covenants	The indenture governing the exchange notes, among other things, limits our (and our restricted subsidiaries’) ability to:

• incur additional indebtedness and issue preferred stock;

• pay dividends or distributions on or purchase our equity interests;

• make other restricted payments or investments;

• redeem debt that is junior in right of payment to the exchange notes;

• use our assets as security in other transactions;

• place restrictions on distributions and other payments from restricted subsidiaries;

• sell certain assets or merge with or into other entities; and

• enter into transactions with affiliates.

Each of the covenants is subject to a number of important exceptions and qualifications. See “Description of Exchange Notes — Certain covenants.”

Absence of Established Market for the Exchange Notes	The exchange notes are new securities and there is currently no established trading market for the exchange notes. You should be aware that the initial purchasers are not obligated to make a market in the exchange notes and may discontinue any of their market-making activities at any time without notice. As a result, a liquid market for the exchange notes may not be available if you try to sell your exchange notes. We do not intend to apply for a listing of the exchange notes on any securities exchange or any automated dealer quotation system

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes.

Risk Factors

An investment in the exchange notes involves risk. You should carefully consider the information under “Risk Factors” in this prospectus and the information in our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and all other information included or incorporated by reference in this prospectus.

Corporate Information

We were incorporated in the State of Delaware in 1981 as the successor to a business that started in 1938. Our executive offices are located at 8918 Spanish Ridge Avenue, Las Vegas, Nevada 89148 and our telephone number is (702) 541-7777.

Our website address is www.pnkinc.com. Information contained in our website, including any links contained in our website, does not constitute part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data for the years ended December 31, 2009, 2008 and 2007. This data is derived from our audited consolidated financial statements and the notes to those statements. The tables also present our summary consolidated financial data for the three months ended March 31, 2010 and 2009, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2010. We have reclassified the related Argentina and Atlantic City assets and liabilities as held for sale as of December 31, 2009 in our consolidated balance sheets and have included the results of such properties in discontinued operations in our consolidated statements of operations. Because the data in these tables is only a summary, you should read our consolidated financial statements and condensed consolidated financial statements, including the related notes, incorporated herein by reference, the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Quarterly Report on Form 10-Q and the update of the historical financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Current Report on Form 8-K filed on June 21, 2010, that are incorporated herein by reference, as well as the other data we have incorporated by reference into this prospectus.

The following table presents our summary consolidated financial data for the three months ended March 31, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007, and as of March 31, 2010.

	Three Months Ended
	March 31,		Years Ended December 31 (a),
	2010	2009	2009(b)	2008(c)	2007
	(In thousands, except per share data)

Statement of Operations Data:
Revenues	$267,426	$259,223	$1,007,678	$1,004,678	$884,530
Operating income (loss)	19,985	19,215	(23,366)	(135,811)	24,707
Income (loss) from continuing operations	(2,151)	2,546	(89,421)	(246,337)	5,139
Income (loss) from discontinued operations, net	38,894	(1,615)	(168,881)	(76,260)	(6,545)
Net income (loss)	36,743	931	(258,302)	(322,597)	(1,406)
Net income (loss) per common share — basic:
Income (loss) from continuing operations	$(0.04)	$0.04	$(1.49)	$(4.11)	$0.09
Income (loss) from discontinued operations, net	0.65	(0.02)	(2.81)	(1.27)	(0.11)

Net income (loss) per common share	$0.61	$0.02	$(4.30)	$(5.38)	$(0.02)

Net income (loss) per common share — diluted:
Income (loss) from continuing operations	$(0.04)	$0.04	$(1.49)	$(4.11)	$0.09
Income from discontinued operations, net	0.64	(0.02)	(2.81)	(1.27)	(0.11)

Net income (loss) per common share	$0.60	$0.02	$(4.30)	$(5.38)	$(0.02)

Segment Data:
Revenues:
L’Auberge du Lac(d)	86,380	88,398	339,034	342,594	321,244
St. Louis(e)	76,670	59,128	239,394	199,969	66,135
Boomtown New Orleans	34,775	38,289	137,662	158,351	162,024
Belterra Casino Resort	36,372	40,986	161,915	168,576	177,868
Boomtown Bossier City	24,402	24,814	90,902	88,956	89,687
Boomtown Reno	8,825	7,573	38,664	46,007	67,188
Other	2	35	107	225	384

Total Revenues	$267,426	$259,223	$1,007,678	$1,004,678	$884,530

	Three Months Ended
	March 31,		Years Ended December 31 (a),
	2010	2009	2009(b)	2008(c)	2007
	(In thousands, except per share data)

Adjusted EBITDA(f):
L’Auberge du Lac(d)	24,028	23,534	79,210	84,227	75,257
St. Louis(e)	14,666	10,409	39,071	5,111	6,178
Boomtown New Orleans	10,602	13,492	37,642	54,151	54,180
Belterra Casino Resort	6,521	7,790	26,488	29,724	39,251
Boomtown Bossier City	6,545	6,180	19,212	17,117	17,861
Boomtown Reno	(997)	(1,320)	(2,638)	(4,409)	3,465
Other Data:
Capital expenditures	65,908	33,625	226,445	306,044	545,644
Cash flows provided by (used in):
Operating activities	33,782	35,430	120,235	129,345	153,421
Investing activities	(63,778)	(33,617)	(202,410)	(306,065)	(566,161)
Financing activities	37,721	13,588	96,628	101,895	414,636

As of March 31,
2010

Balance Sheet Data:
Cash, restricted cash and equivalents	$140,537
Total assets	$1,855,346
Total long-term debt	$1,106,554
Stockholders’ equity	$533,631

(a)	In January 2010, we made the decision to explore strategic alternatives for our Argentina operations. Also in January 2010, we made the decision to sell our Atlantic City entities. We have reclassified the related Argentina and Atlantic City assets and liabilities as held for sale in our audited Consolidated Balance Sheets and have included the results in discontinued operations in our Consolidated Statements of Operations.

(b)	During the fourth quarter of 2009, we determined that, in accordance with applicable guidance, a triggering event had occurred for our land held in Atlantic City, New Jersey due to the continuing economic downturn of the gaming market in Atlantic City resulting from increased competitive pressures in surrounding markets, including Pennsylvania, as well as the continued deterioration in commercial real estate values in the area. We tested the carrying value of our land holdings for recoverability, and recorded impairment charges of $160 million during the fourth quarter of 2009, which amount has been reclassified to discontinued operations. In addition, we re-evaluated the scope and design of our then-existing Sugarcane Bay project and our Baton Rouge projects. The Sugarcane Bay project was relocated from land adjacent to L’Auberge du Lac to the existing L’Auberge du Lac footprint. In addition, the size of the project, the anticipated amenities, and other items were reduced in scope. As a result of these changes, the previously capitalized development costs of $20.9 million associated with the prior Sugarcane Bay design were fully impaired. Our Sugarcane Bay project has since been cancelled. Our Baton Rouge project will be similar to the original design. However, the orientation and structure of the hotel have changed, resulting in the impairment of certain of the design components of the project totaling $0.7 million in the fourth quarter of 2009.

Due to poor historical and prospective financial performance outlook for our President Casino, as well as communications with the MGC during the fourth quarter of 2009, we determined there was a triggering event requiring review of the President Casino assets during the fourth quarter of 2009. As a result of these tests, we determined that certain assets were impaired and recorded impairment charges of $3.5 million during the fourth quarter of 2009. Due to the poor economic climate and prospective financial performance outlook in Reno, we determined a triggering event occurred for Boomtown Reno during the fourth quarter of 2009. As a result, we tested all long-lived assets at the property for recoverability. As a result of these tests, we recorded impairment charges of $2.9 million related to real estate and an additional $7.4 million related to buildings and equipment, during the fourth quarter of 2009.

(c)	During the fourth quarter of 2008, the continuing economic downturn and constrained capital markets contributed to a severe decline in value of gaming stocks and gaming assets. As a result, management determined that a triggering event, in accordance with authoritative guidance, occurred in the fourth quarter of 2008. Given the continuing deterioration in commercial real estate values and uncertainties surrounding the Company’s access to sufficient resources to adequately finance the majority of its development pipeline, we tested all development project land holdings and related capitalized costs for recoverability in connection with the preparation of the audited Consolidated Financial Statements for 2008. As a result of these tests, we determined that certain land holdings and related capitalized costs were impaired and we recorded impairment charges of $196.7 million related to our Atlantic City site, which amount has been reclassified to discontinued operations, $9.2 million related to our Sugarcane Bay project, which project has since been cancelled, $4.9 million related to our Baton Rouge project, $3.6 million related to the President Casino, $2.2 million related to Boomtown Bossier City, and $9.5 million related to undeveloped land. We also tested all long-lived assets at Boomtown Reno and the President Casino for recoverability and we recorded impairment charges of $7.7 million and $6.6 million, respectively. Also, in accordance with authoritative guidance, goodwill and gaming licenses are reviewed for impairment annually during the fourth quarter, or more frequently if events or circumstances indicate that the carrying value may not be recoverable. As a result of our annual impairment testing, we determined the carrying amounts of goodwill associated with Boomtown Reno and the President Casino were impaired by $9.9 million and $18.6 million, respectively, and the carrying value of our gaming licenses related to Sugarcane Bay, Baton Rouge and Boomtown Bossier City, were impaired by $20.3 million, $15.4 million, and $5.7 million, respectively.

(d)	We completed the opening of all 252 new guestrooms at L’Auberge du Lac in early 2008, bringing the total number of guestrooms to 995.

(e)	Our St. Louis segment consists of Lumière Place, River City and the President Casino. On June 24, 2010, we shut down operations at the President Casino and, in connection with the shutdown, we surrendered our license to operate the President Casino to the Missouri Gaming Commission.

(f)	We define Adjusted EBITDA for each segment as earnings before interest income and expense, income taxes, depreciation, amortization, pre-opening and development costs, non-cash share-based compensation, merger termination proceeds, asset impairment costs, write-downs, reserves, recoveries, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of equity security investments, minority interest, loss on early extinguishment of debt and discontinued operations. We use Adjusted EBITDA to compare operating results among our properties and between accounting periods. As discussed in Note 9 to our unaudited consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and Note 12 to our audited consolidated financial statements contained in our Current Report on Form 8-K filed on June 21, 2010, which are incorporated herein by reference, we report segment operating results based on revenues and Adjusted EBITDA. Such segment reporting is on a basis consistent with how we measure our business and allocate resources internally. See the notes to those financial statements contained in such reports for more information regarding our segment information and a reconciliation of this financial information to consolidated income from continuing operations in accordance with GAAP.

RISK FACTORS

Before making any decision to participate in the exchange offer, you should carefully consider all of the information contained in or incorporated by reference in this prospectus, including but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2009, our Quarterly Report on Form 10-Q for the quarter ender March 31, 2010, our Current Report on Form 8-K filed on June 21, 2010 and other information which may be incorporated by reference in this prospectus as provided under “Information Incorporated by Reference.” In the following discussion of risk factors, when we refer to the term “note” or “notes,” we are referring to both the original notes and the exchange notes to be issued in the exchange offer.

Risks Related to Our Business

Our business is particularly sensitive to reductions in consumers’ discretionary spending as a result of downturns in the economy or other changes we cannot accurately predict.

Demand for entertainment and leisure activities is sensitive to consumers’ disposable incomes, and thus demand can be affected by changes in the economy that we cannot accurately predict. Perceived or actual unfavorable changes in general economic conditions including recession, economic slowdown, continued high unemployment levels, the current housing and credit crises, the potential for bank failures, higher fuel or other transportation costs, and changes in consumer confidence, may reduce disposable income of our customers or result in fewer patrons visiting our casinos. As a result, we cannot ensure that demand for entertainment and leisure activities will not be adversely affected. Continued adverse developments affecting economies throughout the world, including a general tightening of the availability of credit, potentially rising interest rates, increasing energy costs, acts of war or terrorism, natural disasters, declining consumer confidence or significant declines in the stock market could lead to a further reduction in discretionary spending on entertainment and leisure activities, which could adversely affect our business, financial condition and results of operations. A deterioration in operating results could affect our ability to comply with financial covenant ratios and “in-balance” requirements in our amended and restated credit facility.

In addition, we are in the design phase of a development project in Baton Rouge, Louisiana. Such project has an expected aggregate investment of approximately $250 million. Additional amounts are also needed to fund the initial operations of the facility once it opens. We expect that the funds necessary to complete the Baton Rouge project and fund initial operations once the project opens will be provided by existing cash resources, funds available under our amended and restated credit facility and anticipated cash flows from operations. In the event that our future cash flows from operations do not match the levels we currently anticipate, whether due to downturns in the economy or otherwise, we would need to raise funds through the capital markets.

Insufficient or lower-than-expected results generated from our new developments and acquired properties may negatively affect the market for our securities; our new properties may compete with our existing properties.

We cannot assure you that, if and once completed, the revenues generated from our new developments and acquired properties will be sufficient to pay related expenses; or, even if revenues are sufficient to pay expenses, the new developments and acquired properties will yield an adequate or expected return on our significant investments. Our projects, if completed, may take significantly longer than we expect to generate returns, if any. Moreover, lower-than-expected results from the opening of a new facility may negatively affect us and the market for our securities and may make it more difficult to raise capital, even as the shortfall increases the need to raise capital. We are currently developing a new facility in Baton Rouge, Louisiana.

As our new properties open, they may compete with our existing properties. For example, River City Casino, which opened on March 4, 2010, is located approximately 12 miles from our Lumière Place facility and may divert business away from such location.

Many factors could prevent us from completing our construction and development projects as planned, including the escalation of construction costs beyond increments anticipated in our construction budgets.

Construction of major buildings has certain inherent risks, including the risks of fire, structural collapse, human error and electrical, mechanical and plumbing malfunction. In addition, projects entail additional risks related to heights and cranes. Our development and expansion projects also entail significant risks, including:

•	shortages of materials;

•	shortages of skilled labor or work stoppages;

•	unforeseen construction scheduling, engineering, excavation, environmental or geological problems;

•	natural disasters, hurricanes, weather interference, floods, fires, earthquakes or other casualty losses or delays;

•	unanticipated cost increases or delays in completing the projects;

•	delays in obtaining or inability to obtain or maintain necessary licenses or permits;

•	changes to plans or specifications;

•	disputes with contractors;

•	construction at our existing properties, which could disrupt our operations;

•	remediation of environmental contamination at some of our proposed construction sites, which may prove more difficult or expensive than anticipated in our construction budgets;

•	failure to obtain and maintain necessary gaming regulatory approvals and licenses, or failure to obtain such approvals and licenses on a timely basis; and

•	requirements or government-established “goals” concerning union labor or requiring that a portion of the project expenditures be through companies controlled by specific ethnic or gender groups, goals that may not be obtainable, or may only be obtainable at additional project cost.

Increases in the cost of raw materials for construction, driven by worldwide demand, higher labor and construction costs and other factors, may cause price increases beyond those anticipated in the budgets for our development projects. Escalating construction costs may cause us to modify the design and scope of projects from those initially contemplated or cause the budgets for those projects to be increased. We generally carry insurance to cover certain liabilities related to construction, but not all risks are covered and it is uncertain whether such insurance will provide sufficient payment in a timely fashion even for those risks that are insured.

It is uncertain whether any project will be completed on time or within established budgets. Significant delays or cost overruns related to our construction projects could significantly reduce any return on our investment in these projects and adversely affect our earnings and financial resources. There are also certain tax incentives for construction in hurricane-damaged areas that require completion of new facilities by certain dates. There is no certainty that such dates will be met. Construction of our development projects exposes us to risks of cost overruns due to typical construction uncertainties associated with any project or changes in the designs, plans or concepts of such projects. For these and other reasons, construction costs may exceed the estimated cost of completion notwithstanding the existence of any guaranteed maximum price construction contracts.

Our operations are largely dependent on the skill and experience of our management and key personnel. The loss of management and other key personnel could significantly harm our business and we may not be able to effectively replace members of management who have left the company.

Our continued success and our ability to maintain our competitive position is largely dependent upon, among other things, the efforts and skills of our senior executives and management team. Although we have entered into employment agreements with certain of our senior executives and key personnel, we cannot guarantee that these individuals will remain with us. If we lose the services of any members of our management team or other key personnel, our business may be significantly impaired. We cannot assure you that we will be able to retain our existing senior executive and management personnel or attract additional qualified senior executive and management personnel. Further, we have recently hired a new President and Chief Executive Officer and we cannot assure you that there will not be transition or management continuity issues.

In addition, our officers, directors and key employees also are required to file applications with the gaming authorities in each of the jurisdictions in which we operate and are required to be licensed or found suitable by these gaming authorities. If the gaming authorities were to find an officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the gaming authorities may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could significantly impair our operations.

The gaming industry is very competitive and increased competition, including by Native American gaming facilities, could adversely affect our profitability.

We face significant competition in all of the markets in which we operate. With fewer new markets opening for development in recent years, this competition will intensify if new gaming operations enter our markets or existing competitors expand their operations. Increased competitive pressures may adversely affect our ability to continue to attract customers or require us to offer a larger number of, or more costly, promotions to compete more efficiently.

Further, several of our properties are located in jurisdictions that restrict gaming to certain areas and/or are adjacent to states that currently prohibit or restrict gaming operations. Economic difficulties faced by state governments could lead to intensified political pressures for the legalization of gaming in jurisdictions where it is currently prohibited. The legalization of gaming in such jurisdictions could be an expansion opportunity for us or a significant threat to us, depending on where the legalization occurs and our ability to capitalize on it. In particular, our ability to attract customers to our existing casinos would be significantly affected by the legalization or expansion of gaming in Texas, Ohio, Illinois, Kentucky, Oklahoma, and California and the development or expansion of Native American casinos in our markets. The value of our site in Atlantic City has been affected and would be affected by the legislation or expansion of casino gaming in Delaware, Maryland, Pennsylvania, West Virginia, New York, northern New Jersey or Connecticut.

In the past, legislation to legalize or expand gaming has been introduced in some of these jurisdictions and federal law favors the expansion of Native American gaming. In 2007, Indiana approved casinos with 2,000 slot machines at each of two racetracks in the Indianapolis area, both of which opened in 2008. In 2008, New York approved a significant reduction in its gaming tax rate as a specific inducement for a large casino hotel in the Catskills region. In 2008, Maryland voters approved a state constitutional amendment allowing 15,000 slot machines total in five locations. In 2009, the governor of Ohio approved slot machines in the state’s seven racetracks, allowing each to add up to 2,500 video lottery terminals, which approval is being challenged. Also, in November 2009, voters of Ohio approved a proposal that would amend the Ohio constitution to permit four casinos, which are to be located in each of Cleveland, Toledo, Columbus and Cincinnati. In 2009, legislation to approve up to 12 resort casinos, slot machines at racetracks and Native American gaming in Texas was rejected during the state’s 2009 legislative session. In January 2010, Delaware passed legislation that allows table games at three racetracks in the state, which may become operational by the summer of 2010. Also in January 2010, Pennsylvania passed legislation which would allow slots-only casinos in Pennsylvania to feature table games. The Pennsylvania Gaming Control Board has yet to determine how to implement such legislation. We expect similar proposals to legalize or expand gaming will be made in the future in various states and it is uncertain whether such proposals will be successful. Further, because the global economic recession has reduced the revenues of state governments from traditional tax sources, voters and state legislatures may be more sympathetic to proposals authorizing or expanding gaming in those jurisdictions.

Even in gaming markets where the state governments do not choose to increase the maximum number of gaming licenses available, we face the risk that existing casino licensees will expand their operations and the risk that Native American gaming will continue to grow. Furthermore, Native American gaming facilities frequently operate under regulatory requirements and tax environments that are less stringent than those imposed on state-licensed casinos, which could provide such Native American gaming facilities with a competitive advantage in our markets.

On April 13, 2010, we cancelled our Sugarcane Bay casino development in Lake Charles, Louisiana and, on April 14, 2010, we surrendered the related gaming license to the Louisiana Gaming Control Board. In addition, on June 24, 2010, we shut down operations at the President Casino and, in connection with the shut down, we surrendered our license to operate the President Casino to the MGC. The number of licenses in Louisiana and Missouri are capped and the LGCB and/or the MGC could reissue the surrendered licenses to other parties. Such reissued licenses may be used in future facilities that could compete with our existing properties in Louisiana and/or Missouri.

Many of our competitors are larger and have substantially greater name recognition and marketing resources than we do. Moreover, consolidation of companies in the gaming industry could increase the concentration of large gaming companies in the markets in which we operate. This may result in our competitors having even greater resources and name recognition than such competitors currently enjoy.

From time to time, our competitors refurbish, rebrand or expand their casino offerings in the markets in which we operate, which could function to increase competition in those markets. For example, a large competitor of our Belterra property recently reopened a rebranded and refurbished riverboat casino in Lawrenceburg, Indiana replacing a smaller facility.

We face competition from racetracks that offer slot machines. We also compete with other forms of legalized gaming and entertainment such as bingo, pull-tab games, card parlors, sports books, pari-mutuel or telephonic betting on horse and dog racing, state-sponsored lotteries, video lottery terminals, video poker terminals and, in the future, may compete with gaming at other venues. Furthermore, competition from internet lotteries and other internet wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could divert customers from our properties and thus adversely affect our business. Such internet wagering services are often illegal under federal law but operate from overseas locations, and are nevertheless sometimes accessible to domestic gamblers. There are also proposals that would specifically legalize internet gaming under federal law.

Our industry is highly regulated, which makes us dependent on obtaining and maintaining gaming licenses and subjects us to potentially significant fines and penalties.

The ownership, management and operation of gaming facilities are subject to extensive state and local regulation. The statutes, rules and regulations of the states and local jurisdictions in which we and our subsidiaries conduct gaming operations require us to hold various licenses, registrations, permits and approvals and to obtain findings of suitability. The various regulatory authorities, including the Indiana Gaming Commission, the Louisiana Gaming Control Board, the Missouri Gaming Commission, the Nevada State Gaming Control Board, the Nevada Gaming Commission and the New Jersey Casino Control Commission, may, among other things, limit, condition, suspend, revoke or fail to renew a license to conduct gaming operations or prevent us from owning the securities of any of our gaming subsidiaries for any cause deemed reasonable by such licensing authorities. Substantial fines or forfeitures of assets for violations of gaming laws or regulations may be levied against us, our subsidiaries and the persons involved.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our existing gaming facilities. However, it is uncertain whether we will be able to obtain any new licenses, registrations, permits, approvals and findings of suitability that may be required in the future or that existing ones will be renewed or will not be suspended or revoked. Any expansion of our gaming operations in our existing jurisdictions or into new jurisdictions may require various additional licenses, findings of suitability, registrations, permits and approvals of the gaming authorities. The approval process can be time consuming and costly, and there can be no assurance of success.

We are also subject to a variety of other rules and regulations, including laws and regulations governing the serving of alcoholic beverages at our operating properties. If we are not in compliance with these laws, it could adversely affect our business.

Potential changes in the regulatory environment could harm our business.

Changes in regulations affecting the casino business can affect our existing or proposed operations. In addition, legislators and special-interest groups have proposed legislation from time to time that would restrict or prevent gaming operations. Moreover, various jurisdictions such as Illinois, Delaware and New Jersey have restricted smoking on the casino floor. Such restrictions resulted in decreases in gaming revenues. Other restrictions or prohibitions on our current or future gaming operations could curtail our operations and could result in decreases in income.

We may not meet the conditions for the maintenance of the license that we plan to utilize for our Baton Rouge project.

The Louisiana Gaming Control Board, or the LGCB, has established numerous conditions for use of the license for our Baton Rouge project, which, if not satisfied, could result in forfeiture of such license. One such condition is that we deposit $25 million in an escrow account to be maintained until the commencement of gaming operations, which amount would be paid to the State of Louisiana in the event that we surrender the license due to withdrawal or cancellation of the Baton Rouge project or upon revocation of the license by the LGCB. While we intend to fulfill all conditions set by the LGCB, it is uncertain whether we will be able to do so or that the LGCB would agree to make any amendments to the conditions that might be necessary. Forfeiture of the license for our Baton Rouge project could adversely affect our expansion plans for the Louisiana gaming market.

We operate in a highly taxed industry and may be subject to higher taxes in the future. If the jurisdictions in which we operate increase gaming taxes and fees, our results could be adversely affected.

In gaming jurisdictions in which we operate, foreign, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We also pay property taxes, admission taxes, sales and use taxes, payroll taxes, franchise taxes and income taxes.

Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses, such as property taxes and interest expense. From time to time, foreign, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations.

We cannot assure you that governments in jurisdictions in which we operate, or the federal government or foreign government, will not enact legislation that increases gaming tax rates. The global economic recession has reduced the revenues of state governments from traditional tax sources, which may cause state legislatures or the federal government or foreign government to be more inclined to increase gaming tax rates.

The global financial crisis and recession has affected our business and financial condition, and may continue to affect us in ways that we currently cannot accurately predict.

The continued credit crisis, recession and related turmoil in the global financial system have had and may continue to have an effect on our business and financial condition. We do not know the duration or severity of the recession. If a significant percentage of our lenders under our amended and restated credit facility were to file for bankruptcy or otherwise default on their obligations to us, we may not have the liquidity to fund our current projects. There is no certainty that our lenders will continue to remain solvent or fund their respective obligations under our amended and restated credit facility. Two of our lenders under our previous credit facility filed for bankruptcy and one such lender was unable to fund its pro-rata share of amounts drawn under the revolving credit commitment post bankruptcy filing.

The significant distress recently experienced by financial institutions has had and may continue to have far reaching adverse consequences across many industries, including the gaming industry. The ongoing credit and liquidity crisis has greatly restricted the availability of capital and has caused the cost of capital (if available) to be much higher than it has traditionally been. Accessing the capital markets in this environment could increase the costs of our projects, which could have an impact on our flexibility to react to changing economic and business conditions and our ability or willingness to fund our development projects. All of these effects could have a material adverse effect on our business, financial condition and results of operations.

Subsequent phases to certain of our existing projects and potential enhancements at our properties may require us to raise additional capital.

We may need to access the capital markets or otherwise obtain additional funds to complete subsequent phases of our existing projects in downtown St. Louis and in St. Louis County and to fund potential enhancements we may undertake at our facilities. We do not know when or if the capital markets will permit us to raise additional funds in a timely manner, or on acceptable terms, or at all. Inability to access the capital markets, or the availability of capital only on less-than-favorable terms, may force us to delay, reduce or cancel our subsequent phases and enhancement projects. Delay, reduction or cancellation of the subsequent phases of our projects, could subject us to financial penalties and the possibility of such penalties could require us to obtain additional financing on unfavorable terms.

Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings may also be limited by our financial condition, results of operations or other factors, such as our credit rating or outlook at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general economic conditions and contingencies and uncertainties that are beyond our control. As we seek additional financing, we will be subject to the risks of rising interest rates and other factors affecting the financial markets.

Adverse weather conditions, road construction, gasoline shortages and other factors affecting our facilities and the areas in which we operate could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties.

Our continued success depends upon our ability to draw customers from each of the geographic markets in which we operate. Adverse weather conditions or road construction can deter our customers from traveling to our facilities or make it difficult for them to frequent our properties. For example, floodwall construction along the access road to Boomtown New Orleans resulted in the temporary loss of the property’s main entrance and continued construction along such road may hinder our customers’ ability to access that property. In addition, gasoline shortages or fuel price increases in regions that constitute a significant source of customers for our properties could make it more difficult for potential customers to travel to our properties and deter customers from visiting our properties. We believe that the vast majority of our customers drive to our properties.

Our dockside gaming facilities in Indiana and Louisiana, as well as any additional riverboat or dockside casino properties that might be developed or acquired, are also subject to risks, in addition to those associated with land-based casinos, which could disrupt our operations. Although none of our vessels leave their moorings in normal operations, there are risks associated with the movement or mooring of vessels on waterways, including risks of casualty due to river turbulence, flooding, collisions with other vessels and severe weather conditions. We own two seaplanes and numerous limousines and other vehicles that are used to transport customers to our casinos and for other corporate purposes. There are liabilities and other risks included in such transportation operations.

Our results of operations and financial condition could be materially adversely affected by the occurrence of natural disasters, such as hurricanes, or other catastrophic events, including war and terrorism.

Natural disasters such as major hurricanes, floods, fires and earthquakes could adversely affect our business and operating results. Hurricanes are common in the areas in which our Louisiana properties are located and the severity of such natural disasters is unpredictable. River City is located in an area along the Mississippi River that has historically experienced flooding. Although its foundation is built up to be above historical flooding levels, there is no certainty that this will be sufficient in future floods. In 2005, Hurricanes Katrina and Rita caused significant damage in the Gulf Coast region. Our former Biloxi facility was destroyed by Hurricane Katrina. Our Boomtown New Orleans casino was forced to close for 34 days as a result of Hurricane Katrina. Hurricane Rita caused significant damage in the Lake Charles, Louisiana area and forced our L’Auberge du Lac facility to close for 16 days in addition to causing physical damage. In the third quarter of 2008, Hurricanes Gustav and Ike, which struck during two key weekends, affected our Louisiana operations and our Texas customer base. Hurricane Ike also caused flooding in St. Louis, necessitating the temporary closure of the President Casino, and caused a power outage over the course of two days at our Belterra Casino Resort in Indiana.

Catastrophic events such as terrorist and war activities in the United States and elsewhere have had a negative effect on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. We cannot accurately predict the extent to which such events may affect us, directly or indirectly, in the future. We also cannot assure you that we will be able to obtain or choose to purchase any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. If there is a prolonged disruption at our properties due to natural disasters, terrorist attacks or other catastrophic events, our results of operations and financial condition could be materially adversely affected.

Natural disasters have made it more challenging for us to obtain similar levels of Weather Catastrophe Occurrence/Named Windstorm, Flood and Earthquake insurance coverage for our properties compared to the levels before the 2005 hurricanes.

Because of significant loss experience caused by hurricanes and other natural disasters over the last several years, a number of insurance companies have stopped writing insurance in Class 1 hurricane areas, including Louisiana. Others have significantly limited the amount of coverage they will write in these markets and have dramatically increased the premiums charged for this coverage. As a result, our policy limits for Weather Catastrophe Occurrences/Named Windstorms as well as other losses are significantly less than the policy limits we had during the 2005 hurricane season. During that period, our aggregate Weather Catastrophe Occurrence coverage was $400 million per occurrence. Our coverage for a Named Windstorm today is $200 million per occurrence, with a deductible of 5% of stated values (up to a maximum $20 million deductible). In addition, as a result of the worldwide economic conditions, there has been uncertainty as to the viability of certain insurance companies. While the Company believes that its insurance companies will remain solvent, there is no certainty that this will be the case.

Work stoppages, organizing drives and other labor problems could negatively impact our future profits.

Although we are not currently a party to any domestic collective bargaining agreements, some of our employees have been approached by unions. Multiple unions have made claims that they are the exclusive bargaining agent for our St. Louis employees. A lengthy strike or other work stoppages at any of our casino properties or construction projects could have an adverse effect on our business and results of operations. Labor unions are making a concerted effort to recruit more employees in the gaming industry. In addition, organized labor may benefit from new legislation or legal interpretations by the current presidential administration. We cannot provide any assurance that we will not experience additional and more aggressive union activity in the future.

We are subject to litigation which, if adversely determined, could cause us to incur substantial losses.

From time to time during the normal course of operating our businesses, we are subject to various litigation claims and legal disputes. Some of the litigation claims may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage. As a result, we might also be required to incur significant legal fees, which may have a material adverse effect on our financial position. In addition, because we cannot accurately predict the outcome of any action, it is possible that, as a result of current and/or future litigation, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

We face environmental and archaeological regulation of our real estate.

Our business is subject to a variety of federal, state and local governmental statutes and regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Failure to comply with such laws could result in the imposition of severe penalties or restrictions on our operations by government agencies or courts of law or the incurrence of significant costs of remediation of hazardous materials. A material fine or penalty, severe operational or development restriction, or imposition of material remediation costs could adversely affect our business. In addition, the locations of our current or future developments may coincide with sites containing archaeologically significant artifacts, such as Native American remains and artifacts. Federal, state and local governmental regulations relating to the protection of such sites may require us to modify, delay or cancel construction projects at significant cost to us.

We face risks associated with growth and acquisitions.

We regularly evaluate opportunities for growth through development of gaming operations in existing or new markets, through acquiring other gaming entertainment facilities or through redeveloping our existing facilities. The expansion of our operations, whether through acquisitions, development or internal growth, could divert management’s attention and could also cause us to incur substantial costs, including legal, professional and consulting fees. It is uncertain that we will be able to identify, acquire, develop or profitably manage additional companies or operations or successfully integrate such companies or operations into our existing operations without substantial costs, delays or other problems. Additionally, it is uncertain that we will receive gaming or other necessary licenses or governmental approvals for our new projects or that gaming will be approved in jurisdictions where it is not currently approved. Further, we may not have adequate financing for such opportunities on acceptable terms.

Risks Related to Our Capital Structure and the Notes

Our present indebtedness and projected future borrowings could adversely affect our financial health; future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining additional financing; we may experience adverse effects of interest-rate and exchange-rate fluctuations.

As of March 31, 2010, we had indebtedness of approximately $1.1 billion. Our amended and restated credit facility consists of a $375 million revolving credit facility. Letters of credit of $9.6 million were outstanding as of June 30, 2010 under our amended and restated credit facility. Our substantial development plans for capital-intensive projects will require us to borrow significant amounts under our amended and restated credit facility and, depending on which projects are pursued to completion, may cause us to incur substantial additional indebtedness.

While we believe that we have sufficient cash and cash-generating resources to meet our debt service obligations during the next 12 months, it is uncertain in the future whether we will generate sufficient cash flow from operations or through asset sales to meet our long-term debt service obligations. Our present indebtedness and projected future borrowings could have important adverse consequences to us, such as:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•	requiring a substantial portion of our cash flow to be used for payments on the debt and related interest, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•	causing us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

•	limiting our ability to make investments, dispose of assets, pay cash dividends or repurchase stock;

•	increasing our vulnerability to downturns in our business or our industry or the general economy and restricting us from making improvements or acquisitions or exploring business opportunities;

•	placing us at a competitive disadvantage to competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, which a failure to comply with could result in an event of default.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt on or before its maturity. In such circumstances, it is uncertain that we will be able to refinance any of our debt. Our future operating performance and our ability to service or refinance our debt will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Our borrowings under our revolving amended and restated credit facility are at variable rates of interest, and to the extent not protected with interest rate hedges, could expose us to market risk from adverse changes in interest rates. We currently have no such interest rate hedges. If interest rates increase, our debt service obligations on the variable-rate indebtedness could increase significantly even though the amount borrowed would remain the same. This may only be partially offset by earning higher rates of interest on our surplus cash balances.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We will have the right to incur substantial additional indebtedness in the future. The terms of our amended and restated credit facility and the indentures governing our indebtedness restrict, but do not in all circumstances, prohibit us from doing so. Letters of credit of $9.6 million were outstanding as of June 30, 2010 under our amended and restated credit facility. Subject to satisfying the conditions for borrowing under our amended and restated credit facility and not taking into account any of the financial covenants therein, we could borrow up to an additional approximately $375 million, which is the unused portion of the existing commitment under our amended and restated credit facility. All existing and future borrowings under our amended and restated credit facility will rank senior to the notes and the subsidiary guarantees and such borrowings are secured by substantially all of our assets. Under the instruments governing our debt, we are permitted to incur substantial additional debt that ranks senior to the notes. As of the date hereof, the indenture governing the notes would permit us to incur more than $2 billion of additional indebtedness under certain incurrence baskets without having to meet coverage ratio incurrence tests or other EBITDA thresholds. Under certain debt incurrence tests, including tests based on a percentage of total assets or an ability to meet coverage ratio or EBITDA tests, the amount of total debt we could incur in the future under the indenture governing the notes could increase.

Any additional debt may be governed by indentures or other instruments containing covenants that could place restrictions on the operation of our business and the execution of our business strategy in addition to the restrictions on our business already contained in the agreements governing our existing debt. Because any decision to issue debt securities or enter into new debt facilities will depend on market conditions and other factors beyond our control, we cannot accurately predict or estimate the amount, timing or nature of any future debt financings and we may be required to accept unfavorable terms for any such financings.

Our indebtedness imposes restrictive covenants on us.

Our amended and restated credit facility and the indentures governing the notes, the existing 8.625% senior notes and the existing 7.5% senior subordinated notes impose various customary covenants on us and our subsidiaries. The restrictions that are imposed under these debt instruments include, among other obligations, limitations on our and our subsidiaries’ ability to:

•	incur additional debt;

•	make payments on subordinated obligations;

•	make dividends or distributions and repurchase stock;

•	make investments;

•	grant liens on our property to secure debt;

•	enter into certain transactions with affiliates;

•	sell assets or enter into mergers or consolidations;

•	sell equity interests in our subsidiaries;

•	create dividend and other payment restrictions affecting subsidiaries;

•	change the nature of our lines of business;

•	make capital expenditures;

•	designate restricted and unrestricted subsidiaries; and

•	amend or modify our subordinated indebtedness without obtaining consents from the holders of our senior indebtedness.

Our amended and restated credit facility imposes various customary affirmative covenants on us and our restricted subsidiaries, including among others, reporting covenants, covenants to maintain insurance, comply with laws, maintain properties and other covenants customary in senior credit financings of this type. In addition, our amended and restated credit facility requires that we comply with various restrictive maintenance financial covenants, including an interest coverage ratio, a debt to annualized Adjusted EBITDA ratio, and capital spending limits.

Furthermore, the covenants in our amended and restated credit facility include a requirement that an “in-balance” test be satisfied for each $75 million development project. In general, the in-balance test requires that, as of the date of determination prior to commencement of construction, as such term is defined in our amended and restated credit facility, the project sources exceed the project uses for such project and for all other projects for which construction has commenced for the period from such date of determination through the date six full months after the scheduled opening date of such project. We cannot assure you that we will be able to meet the “in-balance” test for each of our projects on the applicable determination date.

Our ability to comply with the covenants contained in the instruments governing our indebtedness may be affected by general economic conditions, industry conditions, and other events beyond our control, including delay in the completion of new projects under construction. As a result, we cannot assure you that we will be able to comply with these covenants. Our failure to comply with the covenants contained in the instruments governing our indebtedness, including our amended and restated credit facility and the indentures governing the notes and the existing senior notes and senior subordinated notes, including failure as a result of events beyond our control, could result in an event of default, which could materially and adversely affect our operating results and our financial condition and our ability to comply with the conditions of the Louisiana Gaming Control Board in connection with our Baton Rouge project.

If there were an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt instruments, including the notes and our existing notes. We cannot assure you that our assets or cash flow would be sufficient to repay borrowings under our outstanding debt instruments, including the notes, if accelerated upon an event of default, or that we would be able to repay, refinance or restructure the payments on any of those debt instruments, including the notes.

Servicing our indebtedness will require a significant amount of cash, and our ability to generate sufficient cash depends on many factors, some of which are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized, or that future borrowings will be available to us under our amended and restated credit facility in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. In addition, as we undertake substantial new developments or facility renovations or if we consummate significant acquisitions in the future, our cash requirements and our debt service requirements may increase significantly.

If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including our amended and restated credit facility, the notes and our existing senior and senior subordinated notes, on attractive terms, commercially reasonable terms or at all, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt. Our amended and restated revolving credit facility matures in March 2014. Our existing 7.50% senior subordinated notes due 2015 and our existing 8.625% senior notes due 2017 will mature before the notes being offered hereby. Our future operating performance and our ability to service or refinance the notes and our other existing indebtedness, and to service, extend or refinance our amended and restated credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Your right to receive payments on the notes is junior to our existing senior indebtedness and our subsidiary guarantors’ existing senior indebtedness and possibly all of our future borrowings. Further, your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.

The notes and the subsidiary guarantees rank junior in priority to all of our and the subsidiary guarantors’ existing indebtedness and all of our and their future borrowings other than the 7.50% notes and trade payables and other than future indebtedness that provides that it ranks equal with, or subordinated in right of payment to, the notes. As of June 30, 2010, the notes would have been subordinated to approximately $451 million of aggregate principal amount of senior indebtedness and approximately $375 million of unused revolving credit facility, which amounts do not take into account outstanding letters of credit. In addition, at March 31, 2010, the notes would have been pari passu with approximately $385 million aggregate principal amount of our and our subsidiary guarantors’ senior subordinated debt. We will be permitted to incur substantial additional indebtedness, including senior indebtedness, in the future under the terms of the indenture governing the notes. In the event of a liquidation, dissolution, reorganization, bankruptcy or any similar proceeding, all holders of our and our subsidiary guarantors’ senior indebtedness will be entitled to be paid in full before any payment may be made with respect to the notes or the subsidiary guarantees. There may not be sufficient funds remaining to pay amounts due on all or any of the notes. Further, our amended and restated credit facility is secured by substantially all of our assets and those of our subsidiaries (other than our Atlantic City subsidiaries). The notes will be unsecured and therefore will be effectively subordinated in right of payment to all existing and future secured debt we may incur to the extent of the value of the assets securing such debt.

In addition, all payments on the notes and the subsidiary guarantees will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

Moreover, some but not all of our subsidiaries will guarantee the notes. For example, PNK Development 10, LLC and PNK Development 11, LLC will not be guarantors of the notes. These entities own certain miscellaneous assets including some cash. Domestic restricted subsidiaries having assets in the aggregate up to 6% of our total assets on a consolidated basis do not need to guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their debt and their trade creditors will generally be entitled to payment of their claims from assets of those subsidiaries before any assets are made available for distribution to us. As of March 31, 2010, these notes would have been effectively junior to approximately $5.4 million of debt and other liabilities (including trade payables) of these non-guarantor subsidiaries, including the debt and liabilities of our non-guarantor Argentina subsidiary, which was sold in June 2010. The non-guarantor subsidiaries generated approximately $36.2 million and $9.9 million of revenue for the twelve months ended December 31, 2009 and three months ended March 31, 2010, respectively, which amounts have been reclassified to discontinued operations. Pinnacle’s consolidated revenues (from continuing operations) were $1,007.7 million and $267.4 million for the twelve months ended December 31, 2009 and three months ended March 31, 2010, respectively. Our non-guarantor subsidiaries held approximately 6.0% and 5.7% of our consolidated assets as of December 31, 2009 and March 31, 2010, respectively, including assets of our non-guarantor Argentina subsidiary, which was sold in June 2010.

Pinnacle is a holding company and may not have access to the cash flow and other assets of our subsidiaries that may be needed to make payment on the notes.

Although much of our business is conducted through our subsidiaries, none of our subsidiaries is obligated to make funds available to us for payment on the notes. Accordingly, our ability to make payments on the notes is dependent on the earnings and the distribution of funds from our subsidiaries. Furthermore, our unrestricted subsidiaries will be permitted under the terms of our indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to us. We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund payments on these notes when due.

We are permitted to create unrestricted subsidiaries, which will not be subject to any of the covenants in the indenture, and we may not be able to rely on the cash flow or assets of those unrestricted subsidiaries to pay our indebtedness.

Unrestricted subsidiaries will not be subject to the covenants under the indenture governing the notes. Unrestricted subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments in respect of the notes. Accordingly, we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay any of our indebtedness, including the notes. As of the date of this prospectus, the principal unrestricted subsidiaries which hold substantial assets are PNK Development 10, LLC and PNK Development 11, LLC. PNK Development 10, LLC recently completed the sale of a corporate airplane for gross proceeds of $10.5 million. PNK Development 11, LLC held approximately $66.3 million in cash and cash equivalents as of March 31, 2010.

The indenture permits substantial disposition of undeveloped real estate.

We have significant excess undeveloped real estate, including land in Reno, Nevada; Central City, Colorado; and Atlantic City, New Jersey. The terms of the indenture governing the notes permit us to sell or dispose of this land under certain exceptions from the general indenture restrictions on the disposition of assets and restricted payments. In general, proceeds from the sale of undeveloped land will not require us to make an offer to repurchase notes no matter how the proceeds are used as long as 60% of the consideration received for the sale is in cash. In addition, the covenant entitled “Restricted payments” permits substantial conveyances of undeveloped real estate, including land in Reno, Nevada; Central City; Colorado and Atlantic City, New Jersey, to unrestricted subsidiaries and joint ventures. See “Description of Exchange Notes” under the headings “Repurchase at the option of holders — Asset sales” and related definitions, and “Certain covenants — Restricted payments.”

The indenture permits investment guarantees of joint venture indebtedness and completion guarantees of new gaming facility projects or related or ancillary amenities or businesses.

The indenture governing the notes permits us to give investment guarantees of indebtedness of certain joint ventures, which would be unrestricted subsidiaries, and also permit us to give guarantees of the completion of the development, construction and opening of a new gaming facility or related or ancillary amenities or businesses by one or more unrestricted subsidiaries and certain related keep-well commitments relating to the entity that builds the new gaming facility or related or ancillary amenities or businesses. These investment guarantees and completion guarantees and keep-well commitments are limited to $200 million in the aggregate, and we are permitted to incur or guarantee indebtedness in the performance of such investment guarantees and completion guarantees, under exceptions to the covenant restricting incurrence of indebtedness and the covenant restricting restricted payments. In addition, any interest expense associated with the joint venture indebtedness we have guaranteed or indebtedness incurred or guaranteed in the performance of completion guarantees will not count in computing our consolidated coverage ratio except to the extent that we actually make payments in respect of this indebtedness. See “Description of Exchange Notes” under the headings “Certain covenants — Restricted payments” and “— Incurrence of indebtedness and issuance of preferred stock” and related definitions.

We may not have the ability to raise the funds necessary to finance a change of control offer if required by the indenture for the notes or the terms of our other indebtedness.

Upon the occurrence of certain change of control events, we will be required to offer to purchase all outstanding notes and other outstanding debt. A change of control event under the indenture governing the notes could also constitute a change of control under our amended and restated credit facility, which could result in the acceleration of the indebtedness outstanding thereunder. Any of our future debt agreements may contain similar restrictions and provisions. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price for all the notes tendered by the holders or such other indebtedness and under the indenture governing the notes we may not be permitted to repurchase such other indebtedness, which could result in an event of default under such indebtedness. Also, our amended and restated credit facility contains, and any future agreements relating to indebtedness to which we become a party may contain, provisions restricting our ability to purchase the notes or providing that an occurrence of a change of control constitutes an event of default, or otherwise requiring payment of amounts borrowed under those agreements. If a change of control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our then existing lenders and other creditors to the purchase of the notes or could attempt to refinance the indebtedness that contains the prohibition. If we do not obtain such a consent or repay such indebtedness, we would remain prohibited from purchasing the notes. In that case, our failure to purchase tendered notes would constitute an event of default under the indenture governing the notes. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of the notes.

Moreover, under the indenture governing the notes, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “change of control” and thus would not give rise to any repurchase rights.

Thus, there can be no assurance that in the event of a change of control we will have sufficient funds, or that we will be permitted under the terms of our amended and restated credit facility and any other agreements relating to our senior indebtedness, to satisfy our obligations with respect to any or all of the tendered notes. See “Description of Exchange Notes — Repurchase at the option of holders — Change of control.”

As a holder of the notes you may be required to comply with registration, licensing, qualification or other requirements under gaming laws or dispose of your notes.

The gaming authority of any jurisdiction in which we currently or in the future conduct or propose to conduct gaming may require that a holder of the notes be registered, licensed, qualified or found suitable, or comply with any other requirement under applicable gaming laws. The indenture will grant us the power to redeem or require you to dispose of the notes that you own or control if:

•	any governmental gaming authority makes a determination of unsuitability of you or the beneficial owner of the notes (or an affiliate of yours or of the beneficial owner of the notes), or

•	any governmental gaming authority requires you, or a beneficial owner of the notes (or an affiliate of yours or of the beneficial owner), to either (i) be licensed, qualified or found suitable under any applicable gaming law or (ii) reduce your (or its) position in the notes to below a level that would require licensure, qualification or a finding of suitability, and:

•	you or such beneficial owner (or an affiliate of yours or of the beneficial owner) fails to apply for a license, qualification or finding of suitability within 30 days after being requested to do so (or such lesser period as required by the relevant governmental gaming authority),

•	you or such beneficial owner (or an affiliate of yours or of the beneficial owner) fails to reduce your (or its) position in the notes appropriately, or

•	you or such beneficial owner (or an affiliate of yours or of the beneficial owner) is denied such license or qualification or is not found suitable by a governmental gaming authority to own or control the notes.

Under the foregoing circumstances, under the indenture, we will be able to redeem or require you to dispose of all or a portion of your notes, and if required by the applicable gaming authority, we will be required to redeem or require you to dispose of, all or a portion of your notes to the extent required by the gaming authority or deemed necessary or advisable by us. The redemption price will be equal to the least of:

•	the principal amount of the notes, together with accrued interest on the note,

•	the price that you or the beneficial owner paid for the notes, together with accrued interest on the note, or

•	such other lesser amount as may be required by a governmental gaming authority.

See “Description of Exchange Notes — Gaming redemption or other disposition.”

In addition, our certificate of incorporation grants us the power to redeem our securities or the securities of our affiliated companies from a person who owns or controls these securities if:

•	that person is determined by a governmental gaming authority to be unsuitable to own or control these securities, or

•	in the sole discretion of our board of directors, that person is deemed likely to jeopardize our right to conduct gaming activities in any of the jurisdictions in which we conduct gaming activities.

Under the foregoing circumstances, we may redeem, and if required by the applicable gaming authority, must redeem, that person’s securities to the extent required by the gaming authority or deemed necessary or advisable by us. The redemption price will be determined by the gaming authority or otherwise will be a price deemed reasonable by us, which in our discretion could be the original purchase price or the then current trading price of the securities. Furthermore, we may pay the redemption price in cash, by promissory note, or both, as required by the gaming authority or otherwise as we elect.

By accepting a note, each holder or beneficial owner of a note agrees that the notes held by such holder or beneficial owner shall be subject to the aforementioned provisions of our certificate of incorporation, including any amendments thereto or any successor provisions thereto.

Federal and state statutes allow courts, under specific circumstances, to avoid guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws or other state laws, a court could avoid a guarantee or subordinate a guarantee to all of our other debts or all other debts of a guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and:

•	the guarantor was insolvent or rendered insolvent by reason of such incurrence;

•	the guarantor was engaged in a business or transaction for which our or the guarantor’s remaining assets constituted unreasonably small capital; or

•	the guarantor intended to incur, or believed that it would incur, debts beyond our or its ability to pay such debts as they mature.

In addition, a court could void any payment by us or the guarantor pursuant to the notes or a guarantee and require that payment to be returned to the guarantor, or to a fund for the benefit of our creditors or the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws may vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets,

•	if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that we and each subsidiary guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which we are or it is engaged and will not have incurred debts beyond our or its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our or the subsidiary guarantors’ conclusions in this regard.

We are subject to extensive governmental regulations that impose restrictions on the ownership and transfer of our securities.

We are subject to extensive governmental regulations that relate to our current or future gaming operations and that impose certain restrictions on the ownership and transfer of our securities. Ownership and transfer of our securities could be subjected at any time to additional or more restrictive regulations, including regulations in applicable jurisdictions where there are no current restrictions on the ownership and transfer of our securities or in new jurisdictions where we may conduct our operations in the future. A detailed description of such regulations, including requirements under gaming laws of the jurisdictions in which we operate, can be found in the reports we file with the SEC and is incorporated by reference into this prospectus.

Risks Related to the Exchange Offer

In order to participate in the exchange offer, you must timely comply with the all of the procedures and restrictions on the exchange offer.

We will not accept your original notes for exchange if you do not follow the exchange offer procedures. Issuance of exchange notes in exchange for original notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of original notes desiring to tender such original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “The Exchange Offer — Resale of Exchange Notes” and “Plan of Distribution.”

If you do not exchange your original notes in the exchange offer, the transfer restrictions currently applicable to your original notes will remain in force and the market price of your original notes could decline.

We did not register the original notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. If you do not exchange your original notes for exchange notes in the exchange offer, then you will continue to be subject to the transfer restrictions on the original notes as set forth in the offering memorandum distributed in connection with the private offering of the original notes. In general, the original notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the original notes under the Securities Act. You should refer to “Summary — The Exchange Offer” and “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of original notes under the exchange offer will reduce the principal amount of the original notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the original notes due to reduction in liquidity.

There is no public market for the notes and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

We are offering the exchange notes to holders of the original notes. The original notes were sold in May 2010 to a small number of qualified institutional buyers in the United States and to investors outside of the United States under Regulation S. To the extent that original notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted original notes will be adversely affected. We cannot assure you that this market will provide liquidity for you if you want to sell your original notes or that you will be able to sell your notes at a particular time or at the price that you desire. We do not intend to apply for listing or quotation of the original notes or notes on any securities exchange, stock market or any automated dealer quotation system. The exchange notes are a new issue of securities for which there is no established public market. The initial purchasers in the private offering of the original notes are not obligated to make a market in any of the exchange notes, and they may discontinue any of their market-making activities at any time without notice. In addition, any such market making activity may be limited during the pendency of the exchange offer. Therefore, an active market for any of the exchange notes may not develop or, if developed, it may not continue. The liquidity of any market for the notes, and the market price quoted for these notes, will depend on a number of factors, including:

•	the number of holders of the notes;

•	our operating performance and financial condition;

•	our ability to complete the offer to exchange the notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

The trading price of the exchange notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that any such disruptions may not adversely affect the prices at which you may sell your original notes. The exchange notes may trade at a discount from the initial offering price of the exchange notes, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer. The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the original notes. Because we are exchanging the exchange notes for the original note, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010:

•	on an actual basis; and

•	on a pro forma to give effect to:

•	our issuance (as if the offering occurred on March 31, 2010) of $350 million in aggregate principal amount of the original notes

•	the redemption of $200.0 million in aggregate principal amount of outstanding 8.25% senior subordinated notes due 2012 at a price equal to par, plus accrued and unpaid interest; and

•	the repayment of all outstanding borrowings under our revolving credit facility.

	As of March 31, 2010
	Actual	Pro Forma(a)
	(Dollars in thousands,
	except per share data)

Cash, cash equivalents and restricted cash	$140,537	$201,350

Long-term debt, including current portion:
Amended and restated credit facility	$80,000	—
8.625% senior notes due 2017(b)	$444,063	$444,063
8.75% senior subordinated notes due 2020(c)	—	$350,000
7.5% senior subordinated notes due 2015(d)	$380,956	$380,956
8.25% senior subordinated notes due 2012(e)	$200,808	—
Other debt	$808	$808

Total long-term debt	$1,106,635	$1,175,827

Stockholders’ equity:
Preferred stock ($1.00 par value, 250,000 shares authorized; no shares issued and outstanding)	—	—
Common stock ($0.10 par value, 100,000,000 shares authorized; 60,211,186 shares outstanding (net of treasury shares))	6,222	6,222
Capital in excess of par value	1,016,859	1,016,859
Accumulated Deficit	(451,636)	(451,911)
Treasury stock	(20,090)	(20,090)
Accumulated other comprehensive loss	(17,724)	(17,724)

Total stockholders’ equity	533,631	533,356

Total capitalization	$1,640,266	$1,709,183

(a)	Such “Pro forma” amounts have not been adjusted to reflect capital expenditures after March 31, 2010. Capital expenditures between March 31, 2010 and June 30, 2010 was approximately $27.5 million.

(b)	The $450.0 million aggregate principal amount of the 8.625% senior notes due 2017 we issued on August 10, 2009 were issued at a price of 98.597% of par to yield 8.875% to maturity.

(c)	The $350.0 million aggregate principal amount of the 8.75% Notes we issued on May 6, 2010 were issued at a price equal to par.

(d)	The $385.0 million aggregate principal amount of the 7.5% Notes we issued on June 15, 2007 were issued at a price of 98.525% of par to yield 7.75% to maturity.

(e)	In May 2010, we issued the original notes and used a portion of the proceeds to redeem the remaining $200 million in aggregate principal amount of the 8.25% notes outstanding at a price equal to par plus accrued and unpaid interest. In March 2004, $200.0 million aggregate principal amount of the 8.25% notes were issued at a price of 99.282% of par to yield 8.375% to maturity. In December 2004, $100.0 million aggregate principal amount of 8.25% notes were issued at a price of 105% of par to yield 7.35% to maturity and 7.10% to the first par call date. In June 2007 and August 2009, $25 million and $75 million aggregate principal amount of such 8.25% notes, respectively, were repurchased.

You should read this information together with our audited and unaudited consolidated financial statements and related notes incorporated by reference into this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the unaudited consolidated ratio of earnings to fixed charges for the periods shown:

	Three Months Ended
	March 31,			Year Ended December 31
	2010	2009		2009	2008	2007		2006(b)		2005

Ratio of earnings to fixed charges(a)	—	1.16	x	—	—	1.26	x	2.79	x	—

(a)	In computing the ratio of earnings to fixed charges: (x) earnings were the income from continuing operations before income taxes and fixed charges and excluding capitalized interest; and (y) fixed charges were the sum of interest expense, amortization of debt issuance costs, capitalized interest and the estimated interest component included in rental expense. Due principally to our large non-cash charges deducted to compute such earnings, earnings so calculated were less than fixed charges by $90 million, $215.2 million and $22.4 million for the fiscal years ended December 31, 2009, 2008 and 2005, respectively and by $2.4 million for the three months ended March 31, 2010. Ratios of earnings to combined fixed charges and preferred stock dividends requirements are not presented because there was no outstanding preferred stock in any of the periods indicated.

(b)	Includes a material merger termination fee in 2006.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected consolidated financial data for the years 2009 through 2005. This data is derived from our audited consolidated financial statements and the notes to those statements. The table also presents our selected consolidated financial data for the three months ended March 31, 2010 and 2009, which is derived from our unaudited condensed consolidated financial statements and the notes to those statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring accruals, that we consider necessary for a fair presentation of financial position and results of operations for those periods. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 2010. We have reclassified the related Argentina and Atlantic City assets and liabilities as held for sale as of December 31, 2009 in our consolidated balance sheets and have included the results of such properties in discontinued operations in our consolidated statements of operations. Because the data in this table does not provide all of the data contained in our consolidated financial statements, including the related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Quarterly Report on Form 10-Q and the update of the historical financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Current Report on Form 8-K filed on June 21, 2010 that are incorporated herein by reference, as well as the other data we have incorporated by reference into this prospectus.

	For the
	Three Months Ended March 31,			For the Years Ended December 31,
	2010	2009		2009(a)	2008(b)	2007(c)		2006(d)		2005(e)
	(In thousands, except per share data)

Results of Operations:
Revenues	267,426	259,223		1,007,678	1,004,678	884,530		883,581		647,997
Operating income	19,985	19,215		(23,366)	(135,811)	24,707		93,394		26,843
Income (loss) from continuing operations	(2,151)	2,546		(89,421)	(246,337)	5,139		59,309		(3,825)
Income (loss) from continuing operations per common share:
Basic	(0.04)	0.04		(1.49)	(4.11)	0.09		1.25		(0.09)
Diluted	(0.04)	0.04		(1.49)	(4.11)	0.09		1.20		(0.09)
Other Data:
Capital expenditures	65,908	33,625		226,445	306,044	545,644		186,533		202,774
Ratio of Earnings to Fixed Charges(f)	—	1.16	x	—	—	1.26	x	2.79	x	—
Cash flows provided by (used in):
Operating activities	33,782	35,430		120,235	129,345	153,421		206,527		61,746
Investing activities	(63,778)	(33,617)		(202,410)	(306,065)	(566,161)		(459,323)		(138,602)
Financing activities	37,721	13,588		96,628	101,895	414,636		294,128		23,226
Balance Sheet Data:
Cash, restricted cash and equivalents	140,537	140,106		138,896	125,030	197,287		194,332		156,470
Total assets	1,855,346	1,943,582		1,843,856	1,919,224	2,193,544		1,737,830		1,244,877
Long-term debt, including current portion	1,106,635	956,632		1,063,371	943,332	841,301		774,289		657,673
Stockholders’ equity	533,631	747,067		494,409	739,346	1,052,359		694,583		427,814

(a)	In January 2010, we made the decision to explore strategic alternatives for our Argentina operations. Also in January 2010, we made the decision to sell our Atlantic City entities. We have reclassified the related Argentina and Atlantic City assets and liabilities as held for sale in our audited Consolidated Balance Sheets and have included the results in discontinued operations in our Consolidated Statements of Operations.

(b)	The financial results for 2008 included a full year of operations at Lumière Place and also reflect impairment charges totaling $119.1 million related to goodwill, indefinite-lived intangible assets, undeveloped real estate and previously capitalized costs associated with certain development projects.

(c)	The financial results for 2007 include the opening of the casino at Lumière Place in mid-December 2007 and a majority of L’Auberge du Lac’s new 252 guestrooms in late December 2007.

(d)	In 2006, we completed the sale of our two card club casinos and our Casino Magic Biloxi site and certain related assets. In accordance with U.S. GAAP, these assets and related liabilities were reclassified to “assets held for sale” as of December 31, 2005 and the financial results reflect the Casino Magic Biloxi and card club operations as discontinued operations for all periods presented. This had no effect on previously reported net income (loss). The financial results for 2006 reflect the May 2006 opening of The Casino at Emerald Bay, the President Casino acquisition in December 2006 and net proceeds of approximately $44.7 million related to our terminated merger agreement with Aztar Corporation.

(e)	The financial results for 2005 reflect the May 2005 opening of L’Auberge du Lac, the July 2005 opening of a replacement casino in Neuquén, Argentina, and the former Embassy Suites Hotel, recently refurbished and renamed HoteLumière.

(f)	In computing the ratio of earnings to fixed charges: (x) earnings were the income from continuing operations before income taxes and fixed charges and excluding capitalized interest; and (y) fixed charges were the sum of interest expense, amortization of debt issuance costs, capitalized interest and the estimated interest component included in rental expense. Due principally to our large non-cash charges deducted to compute such earnings, earnings so calculated were less than fixed charges by $90 million, $215.2 million and $22.4 million for the fiscal years ended December 31, 2009, 2008 and 2005, respectively and by $2.4 million for the three months ended March 31, 2010.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain of our indebtedness that is outstanding. To the extent such summary contains descriptions of our credit facility, the 8.625% senior notes and the 7.5% senior subordinated notes, and the indentures governing such notes, such descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents, copies of which have been filed with the SEC and which we will provide you upon request. See the sections entitled “Where You Can Find More Information” and Information Incorporated by Reference.”

Credit Facility

On February 5, 2010, we entered into an amended and restated credit agreement between us and Banc of America Securities LLC and J.P. Morgan Securities Inc. as joint lead arrangers and joint book runners, Barclays Bank PLC, as administrative agent and the several banks and other financial institutions or entities from time to time parties to such agreement. The amended and restated credit facility consists of a $375 million revolving credit commitment. As of June 30, 2010, approximately $9.6 million was committed under various letters of credit under our amended and restated credit facility. Prior to the amendment and restatement, the previous credit facility consisted of a $531 million revolving credit facility commitment, which was set to mature on December 14, 2010. All amounts outstanding under our previous credit facility were refinanced with a revolver draw under the amended and restated credit facility concurrently with the closing thereof.

On April 28, 2010, we entered into the first amendment to our amended and restated credit agreement to, among other things, accommodate the disposition of our Sugarcane Bay assets. The first amendment also reduces the minimum amount of non-debt capital that we must raise prior to spending more than $25 million on our Baton Rouge project after January 1, 2010, from $100 million to $40 million. References in this Prospectus to the amended and restated credit facility refer to such facility as amended by the first amendment. Since January 1, 2010, we have received approximately $73 million of non-debt capital, including: (i) $23 million received from RSUI Indemnity Company in connection with the settlement agreement executed in February 2010; (ii) $6 million received in connection with the prior settlement of a litigation matter; (iii) $3 million in distributions from Casino Magic Argentina; (iv) $1 million from the sale of equity securities to Mr. Sanfilippo, our new President and Chief Executive Officer; and (v) approximately $40 million from the sale of our Argentina operations. In addition, on April 21, 2010, one of our unrestricted subsidiaries completed the sale of the corporate plane for gross proceeds of $10.5 million. These amounts could count towards the obligations under our credit agreement to raise $40 million of non-debt capital prior to spending more than $25 million on our Baton Rouge project after January 1, 2010.

The amended and restated credit facility expires and all amounts outstanding thereunder are due and payable in full on March 31, 2014.

The amended and restated credit facility permits us to increase the commitments under the revolving credit facility and to obtain term loan commitments, in each case from existing or new lenders that are willing to commit to such an increase so long as we are in pro forma compliance with a consolidated senior secured debt ratio and a consolidated total leverage ratio.

The proceeds of the amended and restated revolving credit facility may be used for general corporate purposes, including the payment of certain expenditures associated with the construction and development of our Baton Rouge project.

The amended and restated credit facility does not have any debt repayment obligations prior to 2014. We are obligated to make mandatory prepayments of indebtedness under the amended and restated credit facility from the net proceeds of certain debt offerings, certain asset sales and dispositions and certain casualty events, subject in certain cases to our rights to reinvest proceeds. In addition, we will be required to prepay borrowings under the amended and restated credit facility with a percentage of our “excess cash flow” (as defined in the amended and restated credit facility). We do not believe such payments will be required in the foreseeable future, as the definition of excess cash flow adjusts for permitted capital spending activities in a given year and we plan to reinvest our cash flow in new facilities. We have the option to prepay all or any portion of the indebtedness under the amended and restated credit facility at any time without premium or penalty.

The interest rate margins for revolving credit loans under the amended and restated credit facility depend on our performance, measured by a consolidated total leverage ratio, which in general is the ratio of consolidated total debt (less excess cash as defined in the amended and restated credit facility) to annualized adjusted EBITDA. The revolving credit facility bears interest, at our option, at either a LIBOR rate plus a margin ranging from 3.00% to 4.75% or at a base rate plus a margin ranging from 1.50% to 3.25%, in either case based on our consolidated total leverage ratio. The undrawn revolver facility bears a commitment fee for unborrowed amounts of 0.25% to 0.75% per annum based on our consolidated total leverage ratio.

The amended and restated credit facility has, among other things, financial covenants, capital spending limits and other affirmative and negative covenants, including a required minimum consolidated interest coverage ratio, a maximum permitted consolidated total leverage ratio and a maximum permitted consolidated senior secured debt ratio. Furthermore, the amended and restated credit facility has covenants that would limit the amount of senior unsecured debt that we could incur to $900 million, unless our consolidated total leverage ratio is less than 6.00 to 1.00.

The amended and restated credit facility also has certain covenants regarding construction projects. In general, under the amended and restated credit facility a project is defined as the construction and/or renovation of improvements that could reasonably be expected to exceed $75 million. These covenants include a requirement that an “in-balance” test be satisfied for each unfinished project other than Phase I for River City. In general, the in-balance test requires that, as of the date of determination prior to commencement of construction (as such term is defined in the amended and restated credit facility), the project sources exceed the project uses for such project (and for all other unfinished projects as to which commencement of construction has occurred) for the period from such date of determination through the date six full months after the scheduled opening date of such project. For purposes of the in-balance test, project sources and project uses are defined in the amended and restated credit facility. Commencement of construction means, in general, for any project, the spending from and after January 1, 2010 of amounts (excluding certain costs such as land acquisition costs, costs to obtain a gaming license and capitalized interest) in excess of certain amounts: $25 million for Baton Rouge and for all other projects, the lesser of $25 million and 10% of the construction budget for such project. In addition, there is a requirement that we cannot spend more than $25 million in construction and development costs on the Baton Rouge project after January 1, 2010 unless we have received not less than $40 million in the aggregate from permitted sales or other dispositions of assets (including receipt of insurance and condemnation proceeds), cash tax refunds, litigation settlements, and/or gross proceeds received by us from the issuance and sale of non-debt capital, and/or dividends and distributions received from unrestricted subsidiaries net of investments made after January 1, 2010 in such unrestricted subsidiaries that have not been charged to an investment basket.

The obligations under the amended and restated credit facility are secured by most of the assets of the Company and its domestic restricted subsidiaries, including a pledge of the equity interests in the Company’s domestic subsidiaries and, if and when formed or acquired, by a pledge of up to 66% of the then outstanding equity interests of the Company’s foreign restricted subsidiaries. The Company’s obligations under the amended and restated credit facility are also guaranteed by all of the Company’s existing and future domestic restricted subsidiaries, other than certain immaterial subsidiaries, and are required to be guaranteed by the Company’s foreign restricted subsidiaries, if and when such foreign restricted subsidiaries are formed or acquired, unless such guarantee causes material adverse tax, foreign gaming or foreign law consequences. Our subsidiaries that own the Atlantic City site and our foreign subsidiaries are currently unrestricted subsidiaries for purposes of the amended and restated credit agreement.

Subject in some cases to applicable notice provisions and grace periods, events of default under the amended and restated credit facility include: (1) failure to make payments when due, (2) breaches of representations and warranties, (3) noncompliance with covenants, (4) failure to pay interest on or principal of other debt exceeding an outstanding principal amount of $10 million, or any other breach or default under agreements for such other debt allowing the holder or lender to accelerate its maturity, or require such debt to be repurchased, (5) bankruptcy, insolvency or reorganization events, (6) failure to comply with ERISA, to the extent such failure reasonably could be expected to have a material adverse effect, (7) uninsured judgments of $10 million or more which have not been vacated, discharged, stayed or bonded pending appeal within 30 days, (8) impairment of security interests in collateral, (9) cessation of the guarantees of the obligations under the credit facility by the Company’s domestic subsidiaries, (10) a change of control with respect to the Company and (11) the Company’s 7.5% notes, 8.75% notes or the guarantees thereof shall cease to be validly subordinated to the obligations under the amended and restated credit facility.

An affiliate of Barclays Bank PLC acts as Administrative Agent, affiliates of Banc of America Securities LLC and J.P. Morgan Securities Inc. act as Joint Lead Arrangers and Joint Book Runners under our amended and restated credit facility. Certain of the initial purchasers or their affiliates are Syndication Agent or Documentation Agent as well as lenders under the amended and restated credit facility and may receive a portion of the repayment of outstanding revolving credit loans upon the closing of this offering.

8.625% Senior Notes

In August 2009, the Company issued $450 million aggregate principal amount of 8.625% senior notes due 2017, which notes were issued at 98.597% of par to yield 8.875% to maturity. The 8.625% senior notes bear interest at 8.625% per year, and interest is payable on each August 1 and February 1. The 8.625% senior notes were issued in a private offering conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. Net proceeds from the offering were used to repurchase $75 million in aggregate principal amount of our 8.25% notes; repurchase or redeem all $135 million in aggregate principal amount of our 8.75% senior subordinated notes due 2013; and repay the approximately $206 million in revolving credit borrowings under the old credit facility. The remaining net proceeds from that offering were used for general corporate purposes.

The 8.625% senior notes are senior unsecured obligations and rank equally in right of payment with all of our existing and future senior debt, including debt under our credit facility. The 8.625% senior notes are guaranteed on a senior basis by certain of our current and future domestic restricted subsidiaries and those guarantees rank equally in right of payment with the guarantees of our existing and future senior debt by those same subsidiaries, including the guarantees of the debt under our credit facilities. The 8.625% senior notes and the associated subsidiary guarantees are effectively subordinated to any secured debt, including debt under our credit facility. The 8.625% senior notes rank senior to our existing 8.75% senior subordinated notes and 7.5% senior subordinated notes, and the guarantees of the 8.625% senior notes rank senior to the guarantees of the 8.75% notes and 7.5% notes.

The subsidiaries that own certain miscellaneous assets and PNK Development 11, LLC (which held approximately $66.3 million in cash and cash equivalents as of March 31, 2010), are subsidiaries, among others, that do not guarantee the 8.625% senior notes. The indenture governing the 8.625% senior notes contains certain covenants limiting the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in the Company’s subsidiaries, or enter into certain mergers and consolidations. Under the indenture governing the 8.625% senior notes, the Company’s general indebtedness incurrence basket is limited to the greater of $750 million or 3.5x Consolidated EBITDA (as defined in the indenture governing such notes) in indebtedness, including senior indebtedness and secured indebtedness, which does not include a general debt basket of the greater of $250 million or 5% of the total consolidated assets, certain other debt baskets or debt permitted by satisfying financial ratios. The indenture also requires that the Company offer to repurchase the 8.625% senior notes upon a change of control, as defined in the indenture.

The 8.625% senior notes are redeemable, at the Company’s option, in whole or in part, on the following dates, at the following redemption prices (expressed as percentages of par value):

At a Percentage of
On and After August 1,	Par Value Equal to

2013	104.313%
2014	102.156%
2015	100.000%
2017	Maturity

Notwithstanding the foregoing, the Company may, at any time prior to August 1, 2012, redeem up to 35% of the aggregate principal amount of the 8.625% senior notes with the proceeds of certain equity offerings at a redemption price in cash of 108.625% of the principal amount thereof, plus accrued and unpaid interest. At any time prior to August 1, 2013, we may redeem some or all of the 8.625% senior notes at a redemption price equal to the principal amount of the 8.625% senior notes redeemed plus accrued and unpaid interest to the date of redemption plus an applicable premium. “Applicable premium” means with respect to any 8.625% senior note on any redemption date, the greater of (1) 1.0% of the principal amount of the note; or (2) the excess of (a) the present value at such redemption date of (i) the optional redemption price of the note at August 1, 2013 plus (ii) all required interest payments due on the note through August 1, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the treasury rate, as defined, as of such redemption date plus 50 basis points; over (b) the principal amount of the note.

Events of default under the indenture include: (1) failure to make payments on the 8.625% senior notes when due, (2) failure to comply with covenants, (3) failure to pay other debt of $25 million or more, or default under such debt resulting in acceleration of the maturity of such debt, (4) failure to satisfy or discharge any final judgment in excess of $25 million, and (5) occurrence of certain insolvency events.

7.5% Senior Subordinated Notes

In June 2007, the Company issued $385.0 million aggregate principal amount of 7.5% senior subordinated notes due 2015, which notes were issued at 98.525% of par to yield 7.75% to maturity. The 7.5% notes bear interest at 7.5% per year, and interest is payable on each June 15 and December 15.

The 7.5% notes are redeemable, at the Company’s option, in whole or in part, on the following dates, at the following redemption prices (expressed as percentages of par value):

At a Percentage of
On and After June 15,	Par Value Equal to

2011	103.750%
2012	101.875%
2013	100.000%
2015	Maturity

Notwithstanding the foregoing, the Company may, at any time prior to June 15, 2010, redeem up to 35% of the aggregate principal amount of the 7.5% notes with the proceeds of certain equity offerings at a redemption price in cash of 107.5% of the principal amount thereof, plus accrued and unpaid interest. At any time prior to June 15, 2011, we may redeem some or all of the notes at a redemption price equal to the principal amount of the notes redeemed plus accrued and unpaid interest to the date of redemption plus an applicable premium. “Applicable premium” means with respect to any note on any redemption date, the greater of (1) 1.0% of the principal amount of the note; or (2) the excess of (a) the present value at such redemption date of (i) the optional redemption price of the note at June 15, 2011 plus (ii) all required interest payments due on the note through June 15, 2011 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the treasury rate, as defined, as of such redemption date plus 50 basis points; over (b) the principal amount of the note.

The 7.5% notes are the Company’s unsecured senior subordinated obligations and are subordinate in right of payment with all of our existing and future senior debt, including debt under our credit facility and the 8.625% senior notes. The 7.5% notes are guaranteed on a senior subordinated basis by all the Company’s existing and future material domestic restricted subsidiaries, as defined in the indenture and those guarantees are subordinate in right of payment to the existing and future senior debt by those same subsidiaries, including the guarantees of the debt under our senior notes and under our credit facilities. The 7.5% notes rank equally in right of payment with our 8.75% senior subordinated notes and the guarantees of the 7.5% notes rank equally in right of payment with the guarantees of the 8.75% notes.

The subsidiaries that own certain miscellaneous assets and PNK Development 11, LLC (which held approximately $66.3 million in cash and cash equivalents as of March 31, 2010), are subsidiaries, among others, that do not guarantee the 7.5% notes. The indenture governing the 7.5% notes contains certain covenants limiting the ability of the Company and its restricted subsidiaries to incur additional indebtedness, issue preferred stock, pay dividends or make certain distributions, repurchase equity interests or subordinated indebtedness, create certain liens, enter into certain transactions with affiliates, sell assets, issue or sell equity interests in the Company’s subsidiaries, or enter into certain mergers and consolidations. Under the indenture governing the 7.5% notes, the Company’s senior indebtedness incurrence basket is limited to at least $1.5 billion, which does not include a general debt basket of the greater of $250 million or 5% of the total consolidated assets, certain other debt baskets or debt permitted by satisfying financial ratios. The indenture also requires that the Company offer to repurchase the 7.5% notes upon a change of control, as defined in the indenture.

Events of default under the indenture include: (1) failure to make payments on the 7.5% notes when due, (2) failure to comply with covenants, (3) failure to pay other debt of $25 million or more, or default under such debt resulting in acceleration of the maturity of such debt, (4) failure to satisfy or discharge any final judgment in excess of $25 million, and (5) occurrence of certain insolvency events.

THE EXCHANGE OFFER

General

We are offering to exchange a like principal amount of exchange notes and guarantees thereof for any or all original notes and guarantees thereof on the terms and subject to the conditions set forth in this prospectus and accompanying letter of transmittal. We refer to the offer as the “exchange offer.” You may tender some or all of your original notes pursuant to the exchange offer.

As of the date of this prospectus, $350,000,000 aggregate principal amount of original notes are outstanding. Our obligation to accept original notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under “Conditions to the Exchange Offer” below. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose of the Exchange Offer

The original notes were issued and sold in a private offering to J.P. Morgan Securities Inc., Banc of America Securities LLC , Barclays Capital Inc., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., UBS Securities LLC, Capital One Southcoast, Inc. and Citadel Securities, LLC, as the initial purchasers, on May 6, 2010. The initial purchasers subsequently sold the original notes to investors believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance upon the exemption from registration provided by Rule 144A, and to non-U.S. persons in offshore transactions in reliance upon the exemption provided under Regulation S of the Securities Act. As a condition to the sale of the original notes, we entered into a registration rights agreement with the initial purchasers on May 6, 2010. Pursuant to the registration rights agreement, we agreed that we would, among things,:

(1) cause an exchange offer registration statement to be filed with the SEC no later than December 31, 2010 (such date being the “Filing Deadline”);

(2) unless the exchange offer would not be permitted by applicable law or SEC policy, the company and the guarantors will:

(a) commence the exchange offer;

(b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the exchange offer registration statement was declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in the exchange offer; and

(c) if requested one or more broker-dealers who hold transfer-restricted exchange notes that were acquired for the account of broker-dealer as a result of market-making activities or other trading activities (other than original notes acquired directly from us or any affiliate of ours), keep the registration statement continuously effective, supplemented, amended and current for a period of 180 days the exchange offer is consummated, or such shorter period ending when all transfer-restricted exchange notes held by such requesting broker-dealers have been sold, to ensure that this prospectus is available for resales of the exchange notes by such requesting broker-dealers. During this 180-day period, the registration rights agreement permits us, under certain circumstances, to allow the exchange offer registration statement to cease to become effective and useable for one or more periods of 90 days in aggregate in any twelve month period. If we exercise this right, the 180-day period referenced above will be extended by the number of days during which the exchange offer registration statement was not effective or useable.

We are making the exchange offer to satisfy certain of our obligations under the registration rights agreement. The form and terms of the exchange notes issued in the exchange offer will be substantially identical to those of the original notes except that the exchange notes will have been registered under the Securities Act and will be issued free from any obligation regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to complete the exchange offer by certain dates. We will not receive any cash proceeds from the exchange offer.

Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding original notes. Holders of original notes who do not tender their original notes or whose original notes are tendered but not accepted in the exchange offer must either register their original notes under the Securities Act, or rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their original notes. See “— Consequences of Failure to Exchange” and “Risk Factors — Risks Related to our Capital Structure and this Offering — If you do not exchange your original notes in the exchange offer, the transfer restrictions currently applicable to your original notes will remain in force and the market price of your original notes could decline.” A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and the summary of certain provisions of the registration rights agreement in this prospectus does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement.

Resale of Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in certain no-action letters to third parties referred to below. However, we have not sought our own no-action letter. Based on these interpretations by the staff of the SEC, we believe that you, if you are not a broker-dealer, may offer exchange notes (together with the guarantees thereof) for resale, resell and otherwise transfer exchange notes (together with the guarantees thereof) issued in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes in your ordinary course of business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not our affiliate as defined by Rule 405 of the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are an affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, then:

•	you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters;

•	you will not be entitled to tender your original notes in the exchange offer; and

•	in the absence of an exception from the SEC position stated two bullet points above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

We cannot assure you that the SEC staff would take the same position with respect to this exchange offer as it did in interpretive letters to other parties in similar circumstances. In the event that our belief regarding resale is inaccurate, if you transfer or exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration under the federal securities laws, you may incur liability under these laws. We do not assume or indemnify you against this liability.

Furthermore, any broker-dealer that acquired any of its original notes directly from us:

•	may not rely on the position of the staff of the SEC described above; and

•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. Each broker-dealer that receives exchange notes for its own account in exchange for original notes where such original notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities (other than original notes acquired directly from the Company) may be a statutory underwriter and must deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities (other than original notes acquired directly from the Company), must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities (other than original notes acquired directly from the Company). We have agreed that, if requested by such a broker-dealer, for a period of 180 days after the date the exchange offer is consummated, we will make this prospectus available to any such requesting broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange Offer

We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, an aggregate of $350 million principal amount of our exchange notes for $350 million principal amount of our original notes. Original notes may be exchanged in denominations of the principal amount of $2,000 and any integral multiples of $1,000 in excess thereof. To be exchanged, an original note must be properly tendered and accepted. All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of exchange notes issued on or promptly after the expiration date of the exchange offer. Currently, there is $350 million principal amount of original notes outstanding and no exchange notes outstanding.

We will accept for exchange any and all original notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the expiration date. Tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of the original notes being tendered for exchange. However, the exchange offer is subject to the terms and provisions of the registration rights agreement. See “— Conditions to the Exchange Offer.”

The exchange notes will evidence the same debt as the original notes and will be issued under the same indenture and entitled to the same benefits under that indenture as the original notes being exchanged. The form and terms of the exchange notes will be substantially identical to those of the original notes except that the exchange notes will have been registered under the Securities Act and will be issued free from any obligation regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to complete the exchange offer by certain dates. For a description of the terms of the new notes, see “Description of Exchange Notes.”

In connection with the issuance of the original notes, we arranged for the original notes purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depositary. Except as described under “Description of Exchange Notes — Book-Entry, Delivery and Form,” exchange notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Description of Exchange Notes — Book-entry, delivery and form.”

Holders of original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Original notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which such original notes were issued, but certain registration and other rights under the registration rights agreement relating to the original notes will terminate and holders of the original notes will generally not be entitled to any registration rights under the registration rights agreement. See “— Consequences to Holders of Original Notes Not Tendering in the Exchange Offer.”

None of the Company and the subsidiary guarantors, their respective boards of directors or other governing bodies or their management recommends that you tender or not tender original notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender original notes in the exchange offer and, if you decide to tender, the aggregate amount of original notes to tender. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We shall be considered to have accepted validly tendered original notes if and when we have given oral (to be followed by prompt written communication) or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the original notes, without expense, to the tendering holder promptly after the expiration date for the exchange offer.

Holders who tender original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of original notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m. New York City time, on August 27, 2010, unless we, in our sole discretion, extend the exchange offer. The time and date, as it may be extended, is referred to herein as the “expiration date.”

In order to extend the exchange offer, we will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the exchange offer.

We expressly reserve the right at our sole discretion:

•	to delay accepting the original notes, to extend the exchange offer, or to terminate the exchange offer and not accept original notes not previously accepted if, in our reasonable judgment, any of the conditions listed under “— Conditions to the Exchange Offer” are not satisfied or waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

We will follow any delay in acceptance, extension or termination as promptly as practicable by oral or written notice to the exchange agent. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders of the original notes. We may also extend the exchange offer for a period of at least five business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during this period.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any original notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the original notes, if prior to the expiration date:

•	in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened in any court or before any governmental agency relating to the exchange offer (including, without limitation, any stop order with the respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939) which, in our reasonable judgment, might materially impair the contemplated benefits of the exchange offer to us, or our ability to proceed with the exchange offer;

•	any material adverse development shall have occurred in any existing action or proceeding with respect to us or any of our subsidiaries;

•	in our reasonable judgment, there exists any other actual or threatened legal impediment to the exchange offer;

•	all governmental approvals which we reasonably deem necessary for the consummation of the exchange offer have not been obtained; or

•	there shall have occurred (A) a suspension of, or material limitation on, trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, (B) a general moratorium declaration by either Federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance securities in the United States, (C) an outbreak or escalation of hostilities or national or international calamity or crisis directly or indirectly involving the United States or a declaration by the United States of a national emergency or war or other national or international calamity or crisis (economic, political, financial or otherwise) which affects the United States and international markets.

If we determine in our sole discretion that any of these conditions are not satisfied, we may:

•	refuse to accept any original notes and return all tendered original notes to you;

•	extend the exchange offer and retain all original notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the original notes;

•	waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered original notes that have not been withdrawn; or

•	amend the terms of the exchange offer in any manner.

If the waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose the waiver or amendment by means of a prospectus supplement that we will distribute to the registered holders of the original notes, and may extend the exchange offer depending on the significance of the waiver and the manner of disclosure to the registered holders of the original notes.

The exchange offer is not conditioned upon any minimum principal amount of notes being tendered.

Interest on the Exchange Notes

Interest on the exchange notes will accrue at the rate of 8.75% per annum from their date of issue. Interest will be payable semi-annually in arrears on May 15 and November 15 of each year, with the initial interest payment on November 15, 2010 (assuming that the exchange offer is consummated by such date) including interest accrued on the original notes from the most recent date to which interest has been paid on the original notes to the date of issue of the exchange notes. Original notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Procedures for Tendering Original Notes

Our acceptance of original notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus.

A holder of original notes may tender the original notes by:

•	properly completing and signing the letter of transmittal;

•	properly completing any required signature guarantees;

•	properly completing any other documents required by the letter of transmittal; and

•	delivering all of the above, together with the certificate or certificates representing the original notes being tendered, to the exchange agent at its address set forth under “— Exchange Agent” on or prior to the expiration date; or

•	complying with all the procedures for book-entry transfer described below; or

•	complying with the guaranteed delivery procedures described below.

THE METHOD OF DELIVERY OF ORIGINAL NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF THE DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. HOLDERS SHOULD NOT SEND ORIGINAL NOTES OR LETTERS OF TRANSMITTAL TO US.

The signature on the letter of transmittal need not be guaranteed if:

•	tendered original notes are registered in the name of the signer of the letter of transmittal; and

•	the exchange notes to be issued in exchange for the original notes are to be issued in the name of the holder; and

•	any untendered original notes are to be reissued in the name of the holder.

In any other case:

•	the certificates representing the tendered original notes must be properly endorsed for transfer by the registered holder or be accompanied by a properly completed bond power from the registered holder or appropriate powers of attorney, in form satisfactory to us;

•	the tendered original notes must be duly executed by the holder; and

•	signatures on the endorsement, bond power or powers of attorney must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an “eligible institution” that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note registrar for the original notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

If the letter of transmittal or any original notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the original notes at The Depository Trust Company for the purpose of facilitating the exchange offer. We refer to The Depository Trust Company in this prospectus as “DTC” and the “book-entry transfer facility.” Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of original notes by causing the book-entry transfer facility to transfer the original notes into the exchange agent’s account with respect to the original notes in accordance with the book-entry transfer facility’s procedures for the transfer. Although delivery of original notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent’s message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as “ATOP.” Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer original notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message.

The term “agent’s message” means a message which:

•	is transmitted by DTC;

•	is received by the exchange agent and forms part of the book-entry transfer;

•	states that DTC has received an express acknowledgment from a participant in DTC that is tendering original notes which are the subject of the book-entry transfer;

•	states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

•	states that we may enforce the agreement against the participant.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the broker-dealer acquired the original notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see “Plan of Distribution.”

If you beneficially own the original notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned original notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender the original notes on your behalf. The beneficial owner may also obtain and include with the letter of transmittal the original notes properly endorsed for transfer by the registered holder or accompanied by a properly completed bond power from the registered holder, with signatures on the endorsement or bond power guaranteed by an eligible institution. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering the original notes, make appropriate arrangements to register ownership of the original notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

By tendering, each registered holder of original notes will represent to us that, among other things:

•	the holder has full power and authority to tender, sell, assign and transfer the original notes it is tendering and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

•	the exchange notes to be acquired in connection with the exchange offer by the holder and each beneficial owner of the original notes are being acquired by the holder and each beneficial owner in the ordinary course of business of the holder and each beneficial owner;

•	the holder and each beneficial owner are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes;

•	the holder and each beneficial owner acknowledge and agree that any person participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and cannot rely on the position of the staff of the SEC set forth in no-action letters that are discussed herein under “— Resale of Exchange Notes” and that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K of the SEC;

•	if the holder is a broker-dealer, such holder represents that it acquired the original notes for its own account as a result of market making or other trading activities (other than original notes acquired directly from the Company), and that it will deliver a prospectus in connection with any resale of exchange notes acquired in the exchange offer;

•	if the holder is a broker-dealer and receives exchange notes pursuant to the exchange offer it shall notify us before using the prospectus in connection with any sale or transfer of exchange notes;

•	neither the holder nor any beneficial owner is an “affiliate,” as defined under Rule 405 under the Securities Act, of ours or of any of our subsidiary guarantors; and

•	in connection with a book-entry transfer, each participant will confirm that, on behalf of itself and any beneficial owner, it makes the representations and warranties contained in the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance of original notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding on all parties. A tender of original notes is invalid until all defects and irregularities have been cured or waived. We reserve the absolute right to reject any and all tenders of any original notes not properly tendered or not to accept any original notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any original notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender original notes in the exchange offer.

The interpretation of the terms and conditions of the exchange offer including the letter of transmittal and the instructions contained in the letter of transmittal by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes for exchange must be cured within such reasonable period of time as we determine. Neither we nor the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of original notes for exchange, nor will any of us incur any liability for failure to give such notification.

We will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a letter of transmittal or by causing the transmission of an agent’s message, waives any right to receive any notice of acceptance of such tender.

Guaranteed Delivery Procedures

If you desire to tender your original notes, but:

•	your original notes are not immediately available; or

•	you cannot deliver your original notes, the letter of transmittal or any other documents required by the letter of transmittal to the exchange agent prior to the expiration date; or

•	the procedures for book-entry transfer of your original notes cannot be completed prior to the expiration date,

you may effect a tender according to the guaranteed delivery procedures set forth in the letter of transmittal.

Pursuant to such procedures:

•	your tender of original notes must be made by or through an eligible institution and you must properly complete and duly execute a notice of guaranteed delivery (as defined in the letter of transmittal);

•	on or prior to the expiration date, the exchange agent must have received from you and the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered original notes, and the principal amount of tendered original notes, stating that the tender is being made thereby and guaranteeing that, within three (3) business days after the date of execution of the notice of guaranteed delivery, the tendered original notes, a duly executed letter of transmittal and any other required documents will be deposited by the eligible institution with the exchange agent; and

•	such properly completed and executed documents required by the letter of transmittal and the tendered original notes in proper form for transfer (or confirmation of a book-entry transfer of such original notes into the exchange agent’s account at DTC) must be received by the exchange agent within three (3) business days after the date of execution of the notice of guaranteed delivery.

Any holder who wishes to tender their original notes pursuant to the guaranteed delivery procedures described above must ensure that the exchange agent receives the notice of guaranteed delivery relating to such original notes prior to 5:00 p.m., New York City time, on the expiration date.

Unless original notes being tendered by the above-described guaranteed delivery method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal, or a properly transmitted agent’s message, accompanied by the original notes or a confirmation of book-entry transfer of the original notes into the exchange agent’s account at the book-entry transfer facility is received by the exchange agent.

Issuances of exchange notes in exchange for original notes tendered pursuant to a notice of guaranteed delivery will be made only against deposit of the letter of transmittal and any other required documents and the tendered original notes or a confirmation of book-entry and an agent’s message.

Withdrawal Rights

Tenders of original notes may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of such original notes;

•	specify the principal amount of original notes to be withdrawn;

•	include a statement that the holder is withdrawing its election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the original notes into the name of the person withdrawing the tender; and

•	specify the name in which any such original notes are to be registered, if different from that of the person who tendered the original notes.

The exchange agent will return the properly withdrawn original notes promptly following receipt of the notice of withdrawal. If original notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn original notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us in our sole discretion and our determination will be final and binding on all parties.

Any original notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any original notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of original notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the original notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the original notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be retendered by following one of the procedures described under “— Procedures for Tendering Original Notes” above at any time prior to the expiration date.

Acceptance of Original Notes for Exchange and Delivery of Exchange Notes

Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept any and all original notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly following the expiration date. For purposes of the exchange offer, we will be deemed to have accepted validly tendered original notes, when, as, and if we have given oral or written notice thereof to the exchange agent.

In all cases, issuances of exchange notes for original notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of such original notes, a properly completed and duly executed letter of transmittal and all other required documents (or of confirmation of a book-entry transfer of such original notes into the exchange agent’s account at DTC); provided, however, that we reserve the absolute right to waive any defects or irregularities in the tender or conditions of the exchange offer. If any tendered original notes are not accepted for any reason, such unaccepted original notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.
By Registered or Certified Mail, Overnight Delivery, or Hand Delivery:
The Bank of New York Mellon
Corporate Trust Operations, Reorganization Unit
101 Barclay St. Floor 7 East
New York, NY 10286
Attention: David Mauer
By Facsimile Transmission:
(212) 298-1915
Confirm by Telephone:
(212) 815-3687

You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

Pursuant to the registration rights agreement, we are required to pay all expenses incident to the consummation of the exchange offer, including our compliance, with the registration rights agreement, regardless of whether a registration statement becomes effective, including without limitation:

•	all registration and filing fees and expenses;

•	all fees and expenses of compliance with federal securities and state blue sky or securities laws;

•	all expenses of printing (including printing certificates for the exchange notes to be issued in the exchange offer and printing of prospectuses), messenger and delivery services and telephone;

•	all fees and disbursements of our counsel and one special counsel for all of the holders of the original notes;

•	all application and filing fees in connection with listing the exchange notes on a national securities exchange or automated quotation system pursuant to the requirements of the registration rights agreement; and

•	all fees and disbursements of our independent certified public accountants (including the expenses of any special audit and comfort letters required by or incident to such performance).

Holders who tender their original notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the original notes tendered, or if a transfer tax is imposed for any reason other than the exchange of the original notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of original notes pursuant to the exchange offer.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize a gain or loss for accounting purposes. The expenses of the exchange offer will be expensed in the fiscal period in which they are incurred.

Consequences of Failure to Exchange

Holders of original notes who do not exchange their original notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the original notes as described in the legend on the original notes. Original notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the original notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the original notes under the Securities Act.

Participation in the exchange offer is voluntary, and holders of original notes should carefully consider whether to participate. Holders of original notes are urged to consult their financial and tax advisors in making their own decision on what action to take. As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of original notes who do not tender their original notes in the exchange offer will continue to hold the original notes and will be entitled to all the rights and limitations applicable to the original notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered original notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that original notes are tendered and accepted in the exchange offer, the trading market for untendered original notes could be adversely affected.

Shelf Registration Statement

If, pursuant to the terms of the registration rights agreement:

(1) we are not required to file the exchange offer registration statement; or

(2) the exchange offer is not permitted by applicable law or SEC policy; or

(3) any holder of the original notes notifies us prior to the 20th business day following the consummation of the exchange offer that:

(a) such holder, alone or together with holders who hold in the aggregate at least $1.0 million in principal amount of original notes, was prohibited by law or SEC policy from participating in the exchange offer; or

(b) such holder may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by such holder; or

(c) such holder is a broker-dealer and holds original notes acquired directly from us or any of our affiliates,

then, subject to the our suspension rights, we shall use all commercially reasonable efforts to file a shelf registration statement pursuant to Rule 415 under the Securities Act (which may be an amendment to the exchange offer registration statement) within certain time parameters (but no earlier than December 31, 2010), subject to the terms set forth in the registration rights agreement, and use all commercially reasonable efforts to cause such shelf registration statement to become effective on or prior to 90 days after such registration statement was required to be filed.

In addition, pursuant to the registration rights agreement, we are required, to the extent necessary to ensure that the shelf registration statement is available for sales of original notes by certain holders of original notes, to use all commercially reasonable efforts to keep any shelf registration statement so required continuously effective, supplemented, amended and current as required by and subject to the provisions of the registration rights agreement, for a period of at least two years from the date of initial issuance of the original notes (as extended pursuant to the registration rights agreement, or such shorter period as will terminate when all of the original notes have been sold pursuant to the shelf registration statement or are no longer restricted securities under the Securities Act), all as set forth in the registration rights agreement. The registration rights agreement permits us, under certain circumstances, to allow the shelf registration statement to cease to become effective and useable or to delay the filing or the effectiveness of the shelf registration statement, if not then filed or effective, for one or more periods of 90 days in aggregate in any twelve month period. If we exercise this right, the two-year period referenced above will be extended by the number of days during which the exchange offer registration statement was not effective or useable. Failure to comply with the certain of the provisions of the registration rights agreement relating to the shelf registration statement could subject the Company and the guarantors to additional interest as described above.

Additional Interest

Subject to our rights to allow the exchange offer registration statement or the shelf registration statement to cease to remain effective and useable and to delay the filing or the effectiveness of a shelf registration statement, if, pursuant to the terms of the registration rights agreement, one of the following occurs (each such event is referred to as a “registration default”):

•	we do not file any of the registration statements required by the registration rights agreement with the SEC on or prior to the applicable filing deadline;

•	we fail to consummate the exchange offer by May 6, 2011; or

•	any registration statement required by the registration rights agreement is filed and declared effective but shall thereafter cease to be effective or useable in connection with resales of transfer restricted securities during the periods specified above, then we will pay to each holder of original notes affected thereby additional interest in an amount equal to 0.25% per annum of the principal amount of Notes held by such holder while the registration default continues for the first 90-day period immediately following the occurrence of such registration default.

The amount of the additional interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all registration defaults described above have been cured, up to a maximum amount of additional interest for all registration defaults of 1.0% per annum of the principal amount of Notes held by such holder; provided that we will in no event be required to pay additional interest for more than one registration default at any given time. Following the cure of a registration default, the accrual of additional interest associated with such registration default will cease.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “— Certain definitions.” In this description, the word “Company” refers only to Pinnacle Entertainment, Inc. and not to any of its subsidiaries or affiliates.

The Company issued the original notes, and will issue the exchange notes, as a single class of securities under that certain Indenture (the “Indenture”), dated as of May 6, 2010, among itself, the initial Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The form and terms of the exchange notes are substantially identical in all material respects to the form and terms of the original notes, except that the exchange notes have been registered under the Securities Act and, therefore, will bear a different CUSIP number from the original notes, will not have registration rights and will not have the right to additional interest in the event of registration defaults. The terms of the Notes (as defined herein) include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The following description is a summary of the material provisions of the Indenture. It does not restate such agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. We have made copies of the Indenture available as set forth below under the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Documents of Certain Documents by Reference.” Certain defined terms used in this description but not defined below under “Certain Definitions” have the meanings assigned to them in the Indenture. A copy of the Indenture is listed as an exhibit to the registration statement of which this prospectus is a part.

Except as otherwise indicated below, the term “Notes” means both the exchange notes and the original notes, unless otherwise indicated, and the term “Guaranties” means both the guaranties of the exchange notes and of the original notes, unless otherwise indicated.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief description of the notes and the guaranties

The notes

These Notes:

•	are general unsecured obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Debt of the Company;

•	rank equally in right of payment with the 7.5% Notes and any future senior subordinated Indebtedness of the Company;

•	are senior in right of payment to any future Indebtedness of the Company that is specifically subordinated to the Notes; and

•	are unconditionally guaranteed by the Guarantors.

See “Risk factors — Your right to receive payments on the notes is junior to our existing senior indebtedness and our subsidiary guarantors’ existing senior indebtedness and possibly all of our future borrowings. Further, your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.”

The guaranties

These Notes are guaranteed by each of the existing and, subject to compliance with applicable gaming laws, future Material Restricted Subsidiaries of the Company, which are all of the direct and indirect subsidiaries of the Company except: PNK Development 10, LLC, an Unrestricted Subsidiary that owned a Falcon 2000 airplane, and PNK Development 11, LLC, an Unrestricted Subsidiary which as of March 31, 2010 held approximately

$66.3 million in cash and cash equivalents, and certain new project development subsidiaries, smaller subsidiaries, and foreign subsidiaries.

The Guaranties of these Notes:

•	are general unsecured obligations of each Guarantor;

•	are subordinated in right of payment to all existing and future Senior Debt of each Guarantor;

•	rank equally in right of payment with each Guarantor’s guarantee of the 8.25% Notes and the 7.5% Notes issued by the Company and all future senior subordinated Indebtedness of the Company;

•	are senior in right of payment to any existing and future Indebtedness of each Guarantor that is specifically subordinated to the Guaranties; and

•	are subject to release in the circumstances specified in the Indenture.

As indicated above and as discussed in detail below under the subheading “— Subordination,” payments on the Notes and under the Guaranties will be subordinated to the payment of Senior Debt. As of March 31, 2010, after giving effect to the completion of the offering of the Notes offered hereby and the application of the net proceeds of this offering and after giving effect to the borrowings under the amended and restated credit facility as of June 30, 2010, the Notes and the Guaranties would have been subordinated to (i) approximately $451 million in aggregate principal amount of outstanding Senior Debt, and (ii) approximately $375 million of unused availability under our amended and restated credit facilities not taking into account outstanding letters of credit of $9.6 million. The Indenture permits us and the Guarantors to incur additional Senior Debt.

As of the date hereof, all of our Subsidiaries are “Restricted Subsidiaries,” except for Casino Magic (Europe), B.V., Casino Magic Hellas Management Services, S.A., Landing Condominium, LLC, PNK Development 10, LLC, PNK Development 11, LLC, PNK Development 17, LLC, PNK Development 18, LLC, PNK Development 28, LLC, PNK (Kansas), LLC, and Port St. Louis Condominium, LLC. Under the circumstances described below, we will also be permitted to designate certain additional subsidiaries as “Unrestricted Subsidiaries.” Unrestricted Subsidiaries are not subject to many of the restrictive covenants in the Indenture. Unrestricted Subsidiaries do not guarantee these Notes.

Not all of our “Restricted Subsidiaries” will guarantee these Notes. Assuming we had completed this offering on March 31, 2010, these notes would have been structurally junior to approximately $4.2 million of debt and other liabilities (including trade payables) of our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. Our subsidiaries that will be non-guarantor restricted and unrestricted subsidiaries under the Indenture generated approximately $36.2 million and $9.9 million of revenue for the twelve months ended December 31, 2010 and three months ended March 31, 2010, respectively, and held approximately 6.0% and 5.7% of our consolidated assets as of December 31, 2009 and March 31, 2010, respectively.

Principal, maturity and interest

On May 6, 2010, we issued an aggregate principal amount of original notes equal to $350 million. The Company may issue additional notes from time to time after this offering. Any issuance of additional notes will be subject to all of the covenants in the Indenture, including the covenant described below under the caption “— Certain covenants — Incurrence of indebtedness and issuance of preferred stock.” The Notes and any further additional notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. It is possible, however, that any such additional notes will not have the same CUSIP number or be treated as part of the same issue for U.S. federal income tax purposes.

Notes are issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Notes will mature on May 15, 2020.

Interest on the exchange notes will accrue at the rate of 8.75% per annum from their date of issue. Interest will be payable semi-annually in arrears on May 15 and November 15, with the initial interest payment on November 15, 2010 (assuming that the exchange offer is consummated by such date), including interest accrued on the original notes from May 6, 2010 to the date of issue of the exchange notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Company will make each interest payment to the holders of record of the Notes on the immediately preceding May 1 and November 1.

Additional interest is payable with respect to the Notes in certain circumstances if the Company does not consummate the exchange offer (or shelf registration, if applicable) as provided in the registration rights agreement as further described under “The Exchange Offer — Additional Interest.”

Methods of receiving payments on the notes

If a Holder has given wire transfer instructions to the Company, the Company will make all principal, premium and interest payments on those Notes in accordance with those instructions. All other payments on these Notes will be made at the office or agency of the Company maintained for such purpose within the City and State of New York unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders; provided that all payments with respect to Global Notes, and any definitive Notes the Holder of which has given wire instructions to the Company will be made by wire transfer. Until otherwise designated by the Company, the Company’s office or agency in New York will be the office of the Trustee maintained for such purpose.

Optional redemption

Except as set forth below and under the next two headings, the Company does not have the option to redeem the Notes prior to May 15, 2015. Thereafter, the Company has the option to redeem the Notes, in whole or in part, upon not less than 15 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of the principal amount thereof) set forth below plus accrued and unpaid interest and additional interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage

2015	104.375%
2016	102.917%
2017	101.458%
2018 and thereafter	100.000%

Notwithstanding the foregoing, the Company may, at any time prior to May 15, 2013, redeem up to 35% of the initially outstanding aggregate principal amount of Notes with the net cash proceeds of one or more Equity Offerings of the Company at a redemption price in cash of 108.75% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, on the Notes redeemed, to the redemption date; provided that:

(1) at least 65% of the initially outstanding aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption;

(2) notice of any such redemption shall be given by the Company to the Holders and the Trustee within 15 days after the consummation of any such Equity Offering; and

(3) such redemption shall occur within 60 days of the date of such notice.

Redemption at make-whole premium

At any time prior to May 15, 2015, the Company may also redeem all or a part of the Notes upon not less than 15 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to the date of redemption (the “Redemption Date”), subject to the rights of holders of Notes on the relevant record dates occurring prior to the Redemption Date to receive interest due on the relevant interest payment date.

Gaming redemption or other disposition

If:

(1) any Gaming Authority makes a determination of unsuitability of a holder or beneficial owner of Notes (or of an Affiliate of such holder or beneficial owner), or

(2) any Gaming Authority requires that a holder or beneficial owner of Notes (or an Affiliate thereof) must either (i) be licensed, qualified or found suitable under any applicable Gaming Laws or (ii) reduce its position in the Notes to below a level that would require licensure, qualification or a finding of suitability, and such holder or beneficial owner (or Affiliate thereof):

(a) fails to apply for a license, qualification or a finding of suitability within 30 days (or such shorter period as may be required by the applicable Gaming Authority) after being requested to do so by the Gaming Authority,

(b) fails to reduce its position in the Notes appropriately; or

(c) is denied such license or qualification or not found suitable,

the Company shall have the right, at any time from or after the Issue Date, at its option:

(1) to require any such holder or beneficial owner to dispose of all or a portion of its Notes within 30 days (or such earlier date as may be required by the applicable Gaming Authority) of receipt of such notice or finding by such Gaming Authority, or

(2) to call for the redemption of all or a portion of the Notes of such holder or beneficial owner at a redemption price equal to the least of:

(a) the principal amount thereof,

(b) the price at which such holder or beneficial owner acquired the Notes, in the case of either clause (a) above or this clause (b), together with accrued and unpaid interest and additional interest, if any, to the earlier of the date of redemption or the date of the denial of license or qualification or of the finding of unsuitability by such Gaming Authority (subject to the rights of holders of Notes on the relevant record dates occurring prior to such redemption date to receive interest on the relevant interest payment date), or

(c) such other lesser amount as may be required by any Gaming Authority.

Immediately upon a determination by a Gaming Authority that a holder or beneficial owner of Notes (or an Affiliate thereof) will not be licensed, qualified or found suitable or is denied a license, qualification or finding of suitability, the holder or beneficial owner will not have any further rights with respect to the Notes to:

(1) exercise, directly or indirectly, through any Person, any right conferred by the Notes; or

(2) receive any interest or additional interest, if any, or any other distribution or payment with respect to the Notes, or

(3) receive any remuneration in any form from the Company or its Affiliates for services rendered or otherwise, except the redemption price of the Notes.

The Company shall notify the Trustee in writing of any such redemption as soon as practicable. The holder or beneficial owner (or an Affiliate thereof) applying for a license, qualification or a finding of suitability must pay all costs of the licensure or investigation for such qualification or finding of suitability.

In addition, by accepting a Note, each holder or beneficial owner of a Note will be agreeing to comply with all requirements of the Gaming Laws and Gaming Authorities in each jurisdiction where the Company and its Affiliates are licensed or registered under applicable Gaming Laws or conduct gaming activities. Each holder or beneficial owner will also be agreeing that the Notes held by such holder or beneficial owner shall be subject to the provisions of Article XIII of the Company’s Restated Certificate of Incorporation (dealing with Gaming Laws and gaming-related restrictions on ownership and transfer), including any amendments thereto or any successor provisions thereto.

Selection and notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select the Notes to be redeemed among the holders of Notes as follows:

(1) if the Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, or

(2) if the Notes are not so listed, on a pro rata basis, by lot or in accordance with any other method the Trustee considers fair and appropriate.

No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 15 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may be conditional in that the Company may, notwithstanding the giving of the notice of redemption, condition the redemption of the Notes specified in the notice of redemption upon the completion of other transactions, such as refinancings or acquisitions (whether of the Company or by the Company).

If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption, subject to the satisfaction of any conditions to such redemption. On and after the redemption date, subject to the satisfaction of any conditions to such redemption, interest ceases to accrue on Notes or portions of them called for redemption so long as the Company has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest, if any, on the Notes to be redeemed.

Mandatory redemption

Except as described below under “Repurchase at the option of holders,” the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Subordination

The payment of principal of, premium on, if any, interest and Additional Interest, if any, on the Notes and the Guaranties is subordinated to the prior payment in full of all Senior Debt, whether outstanding on the Issue Date or thereafter Incurred.

Upon any distribution to creditors of any Obligor in a liquidation or dissolution of such Obligor or in a proceeding under Bankruptcy Law relating to such Obligor or its property, in an assignment for the benefit of creditors or any marshaling of such Obligor’s assets and liabilities:

(1) the holders of Senior Debt will be entitled to receive payment in full of all Obligations in respect of such Senior Debt (including Accrued Bankruptcy Interest) and to have all outstanding Letter of Credit Obligations and applicable Hedging Obligations fully cash collateralized before the Trustee or the holders of Notes shall be entitled to receive any payment or distribution on Obligations in respect of the Notes (except that the Trustee or the holders of Notes may receive payments and other distributions made from the defeasance or redemption trust described under “Legal defeasance and covenant defeasance” or “Satisfaction and discharge” and receive and retain Permitted Junior Securities), and

(2) until all Obligations with respect to Senior Debt (as provided in clause (1) above) are paid in full and all outstanding Letter of Credit Obligations and applicable Hedging Obligations are fully cash collateralized, any distribution to which the Trustee or the holders would be entitled but for this provision, including any such distribution that is payable or deliverable by reason of the payment of any other Indebtedness of such Obligor being subordinated to the payment of the Notes, shall be made to holders of Senior Debt or their representatives, ratably in accordance with the respective amounts of the principal of such Senior Debt, interest (including, without limitation, Accrued Bankruptcy Interest) thereon and all other Obligations with respect thereto (except that holders may receive payments and other distributions made from the defeasance or redemption trust described under “Legal defeasance and covenant defeasance” or “Satisfaction and discharge” and receive and retain Permitted Junior Securities), as their respective interests may appear.

The Obligors will also be restrained from making any payment or distribution to the Trustee or any holder of Notes in respect of Obligations arising under or in connection with the Notes or the Guaranties, and from acquiring from the Trustee or any holder any Notes for cash or property (other than payments and other distributions made from any defeasance or redemption trust described under “Legal defeasance and covenant defeasance” or “Satisfaction and discharge” and the issuance of Permitted Junior Securities), until all principal and other Obligations arising under or in connection with the Senior Debt have been paid in full or fully cash-collateralized, if not yet due if:

(1) a default in the payment of any Obligations with respect to any Designated Senior Debt occurs and is continuing (including any default in payment upon the maturity of any Designated Senior Debt by lapse of time, acceleration or otherwise), or any judicial proceeding is pending to determine whether any such default has occurred, or

(2) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the affected Obligors or the holders of any Designated Senior Debt.

Payments on the Notes may and shall be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived, and

(2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee, unless the maturity of any Designated Senior Debt has been accelerated.

No new period of payment blockage predicated on a nonpayment default may be commenced unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 180 days.

Notwithstanding the foregoing, the Company will be permitted to repurchase, redeem, repay or prepay any or all of the Notes to the extent required to do so by any Gaming Authority having authority over any Obligor or pursuant to the provisions described under the heading “— Gaming redemption or other disposition.”

The Indenture provides that the Trustee or any holder that has received any payment or distribution in violation of the foregoing provisions will be required to hold the same without commingling and deliver the same, in the form received, together with any necessary endorsements, to the holders of Senior Debt or their representatives. The Indenture further requires that each affected Obligor promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a liquidation or insolvency, holders of Notes may recover less ratably than creditors of the affected Obligors who are holders of Senior Debt. See “Risk factors — Risks related to our capital structure and this offering — Your right to receive payments on the senior subordinated notes or under the subsidiary guarantees is junior to our existing senior indebtedness and our subsidiary guarantors’ existing senior indebtedness and possibly all of our future borrowings. Further, your right to receive payments on the senior subordinated notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidates or reorganizes.”

Repurchase at the option of holders

Change of control

Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of Notes plus accrued and unpaid interest thereon and additional interest, if any, to the date of repurchase. Within 30 days following any Change of Control, the Company will mail a notice to the Trustee and each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with all applicable laws, including, without limitation, Section 14(e) of the Exchange Act and the rules thereunder and all applicable federal and state securities laws, and will include all instructions and materials necessary to enable holders to tender their Notes.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered, and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an officers’ certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered by such holder, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess of $2,000. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either:

(1) repay all outstanding obligations with respect to Senior Debt,

(2) obtain the requisite consents, if any, from the holders of Senior Debt to permit the repurchase of the Notes required by this covenant, or

(3) deliver to the Trustee an officers’ certificate to the effect that no action of the kind described in clause (1) or (2) is necessary.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Bank Credit Agreement and the terms of our other Senior Debt contain, and any future Credit Facilities or other agreements relating to Indebtedness to which the Company becomes a party may contain, restrictions on the ability of the Company to purchase any Notes, and also may provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consents of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain all such requisite consents or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes. Thus, there can be no assurance that in the event of a Change of Control the Company will have sufficient funds, or that it will be permitted under the terms of the Bank Credit Agreement or other Senior Debt to satisfy its obligations with respect to any or all tendered Notes. See “Risk factors — We may not have the ability to raise the funds necessary to finance a change of control offer if required by the indenture for the notes or the terms of our other indebtedness.”

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company or the Company and its Restricted Subsidiaries, taken as a whole, to another Person or group may be uncertain.

The presence of the Company’s Note repurchase obligation in the event of a Change of Control may deter potential bidders from attempting to acquire the Company, whether by merger, tender offer or otherwise. Such deterrence may have an adverse effect on the market price for the Company’s securities, particularly its common stock, which would presumably reflect the market’s perception of the likelihood of any takeover attempt at a premium to the market price.

Asset sales

The Indenture provides that no Obligor will, directly or indirectly,:

(1) consummate an Asset Sale unless such Obligor receives consideration at the time of such Asset Sale (or at such earlier time as such Obligor becomes obligated to complete such Asset Sale) at least equal to the fair market value of the assets sold or of which other disposition is made (as determined reasonably and in good faith by the Board of such Obligor), and

(2) consummate or enter into a binding obligation to consummate an Asset Sale unless at least 75% of the consideration received by such Obligor from such Asset Sale will be cash or Cash Equivalents and will be received at the time of the consummation of any such Asset Sale. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities as shown on the Obligor’s most recent balance sheet (or in the notes thereto) (other than (i) Indebtedness subordinate in right of payment to the Notes, (ii) contingent liabilities, (iii) liabilities or Indebtedness to Affiliates of the Company and (iv) Non-Recourse Indebtedness) that are assumed by the transferee of any such assets, and

(b) to the extent of the cash received, any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by such Obligor into cash within 90 days of receipt.

Notwithstanding the foregoing, an Obligor will be permitted to consummate an Asset Sale without complying with the foregoing provisions if:

(1) such Obligor receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or other property sold, issued or otherwise disposed of (as evidenced by a resolution of the Board of such Obligor), and

(2) the consideration for such Asset Sale constitutes Productive Assets; provided that any non-cash consideration not constituting Productive Assets received by such Obligor in connection with such Asset Sale that is converted into or sold or otherwise disposed of for cash or Cash Equivalents at any time within 360 days after such Asset Sale and any Productive Assets constituting cash or Cash Equivalents received by such Obligor in connection with such Asset Sale shall constitute Net Cash Proceeds subject to the provisions set forth above.

Upon the consummation of an Asset Sale, the Company or the affected Obligor will be required to apply an amount equal to all Net Cash Proceeds that are received from such Asset Sale within 360 days of the receipt thereof either:

(1) to reinvest (or enter into a binding commitment to invest, if such investment is effected within 360 days after the date of such commitment) in Productive Assets or in Asset Acquisitions not otherwise prohibited by the Indenture, or

(2) to permanently prepay or repay Senior Debt of any Obligor and if such Senior Debt is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto.

Pending the final application of any such Net Cash Proceeds, the Obligors may temporarily reduce revolving Indebtedness or otherwise invest such Net Cash Proceeds in any manner not prohibited by the Indenture.

On the 361st day after an Asset Sale or such earlier date, if any, as the Board of the Company or the affected Obligor determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (1) or (2) of the third paragraph of this covenant (each a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (1) or (2) of the third paragraph of this covenant (each a “Net Proceeds Offer Amount”), will be applied by the Company to make an offer to purchase (the “Net Proceeds Offer”), on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, on a pro rata basis (a) Notes at a purchase price in cash equal to 100% of the aggregate principal amount of Notes, in each case, plus accrued and unpaid interest thereon and additional interest, if any, on the Net Proceeds Offer Payment Date and (b) the outstanding 7.5% Notes or other Indebtedness Incurred by the Company or an Obligor which is pari passu with the Notes, in each case to the extent required by the terms thereof; provided that if at any time within 360 days after an Asset Sale any non-cash consideration received by the Company or the affected Obligor in connection with such Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition will be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof will be applied in accordance with this covenant. To the extent that the aggregate principal amount of Notes, 7.5% Notes or other pari passu Indebtedness tendered pursuant to the Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Obligors may use any remaining proceeds of such Asset Sales for general corporate purposes (but subject to the other terms of the Indenture). Upon completion of a Net Proceeds Offer, the Net Proceeds Offer Amount relating to such Net Proceeds Offer will be deemed to be zero for purposes of any subsequent Asset Sale. In the event that a Restricted Subsidiary consummates an Asset Sale, only that portion of the Net Cash Proceeds therefrom (including any Net Cash Proceeds received upon the sale or other disposition of any non-cash proceeds received in connection with an Asset Sale) that are distributed to or received by any Obligor will be required to be applied by the Obligors in accordance with the provisions of this paragraph.

Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $25 million the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the date of the Indenture from all Asset Sales by the Obligors in respect of which a Net Proceeds Offer has not been made aggregate at least $25 million, at which time the affected Obligor will apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (each date on which the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $25 million or more will be deemed to be a Net Proceeds Offer Trigger Date). In connection with any Asset Sale with respect to assets having a book value in excess of $25 million or as to which it is expected that the aggregate consideration therefor to be received by the affected Obligor will exceed $25 million in value, such Asset Sale will be approved, prior to the consummation thereof, by the Board of the applicable Obligor.

Certain covenants

Restricted payments

The Indenture provides that neither the Company nor any Restricted Subsidiary will, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution (other than dividends or distributions payable solely in Qualified Capital Stock of the Company or dividends or distributions payable to the Company or a Restricted Subsidiary) in respect of the Company’s or any Restricted Subsidiary’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or such Restricted Subsidiary, as applicable) or to the direct or indirect holders of the Company’s or such Restricted Subsidiary’s Equity Interests in their capacity as such,

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any Restricted Subsidiary) Equity Interests of the Company or any Restricted Subsidiary or of any direct or indirect parent or Affiliate of the Company or any Restricted Subsidiary (other than any such Equity Interests owned by the Company or any Restricted Subsidiary),

(3) make any payment on or with respect to, or purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value any Indebtedness that is subordinate in right of payment to the Notes, except a payment of principal, interest or other amounts required to be paid at Stated Maturity, or

(4) make any Investment (other than Permitted Investments) (each of the foregoing prohibited actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”),

if at the time of such proposed Restricted Payment or immediately after giving effect thereto,

(1) a Default or an Event of Default has occurred and is continuing or would result therefrom,

(2) the Company is not, or would not be, able to Incur at least $1.00 of additional Indebtedness under the Consolidated Coverage Ratio test described in the second paragraph of the covenant described below under the caption “— Certain covenants — Incurrence of indebtedness and issuance of preferred stock,” or

(3) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to September 25, 2003 (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Company) exceeds or would exceed the sum, without duplication, of:

(a) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company and the Restricted Subsidiaries during the period (treating such period as a single accounting period) beginning on September 25, 2003 and ending on the last day of the most recent fiscal quarter of the Company ending immediately prior to the date of the making of such Restricted Payment for which internal financial statements are available ending not more than 135 days prior to the date of determination, plus

(b) 100% of the fair market value of the aggregate net proceeds received by the Company from any Person (other than from a Subsidiary of the Company) from the issuance and sale of Qualified Capital Stock of the Company or the conversion of debt securities or Disqualified Capital Stock into Qualified Capital Stock (to the extent that proceeds of the issuance of such Qualified Capital Stock would have been includable in this clause if such Qualified Capital Stock had been initially issued for cash) subsequent to September 25, 2003 and on or prior to the date of the making of such Restricted Payment (excluding any Qualified Capital Stock of the Company the purchase price of which has been financed directly or indirectly using funds (i) borrowed from the Company or any Restricted Subsidiary, unless and until and to the extent such borrowing is repaid, or (ii) contributed, extended, guaranteed or advanced by the Company or any Restricted Subsidiary (including, without limitation, in respect of any employee stock ownership or benefit plan)); provided that such aggregate net proceeds are limited to cash, Cash Equivalents and other assets used or useful in a Related Business or the Capital Stock of a Person engaged in a Related Business, plus

(c) 100% of the aggregate cash received by the Company subsequent to September 25, 2003 and on or prior to the date of the making of such Restricted Payment upon the exercise of options or warrants (whether issued prior to or after September 25, 2003) to purchase Qualified Capital Stock of the Company, plus

(d) to the extent that any Restricted Investment that was made after September 25, 2003 is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, or any dividends, distributions, principal repayments, or returns of capital are received by the Company or any Restricted Subsidiary in respect of any Restricted Investment, the proceeds of such sale, liquidation, repayment, dividend, distribution, principal repayment or return of capital or subrogation recovery, in each such case (i) reduced by the amount of any Amount Limitation Restoration (as defined below) for such Restricted Investment and (ii) valued at the cash or marked-to-market value of Cash Equivalents received with respect to such Restricted Investment (less the cost of disposition, if any), and to the extent that any Restricted Investment consisting of a guarantee or other contingent obligation that was made after September 25, 2003 is terminated or cancelled, the excess, if any of (x) the amount by which such Restricted Investment reduced the sum otherwise available for making Restricted Payments under this first paragraph of the Restricted Payment covenant, over (y) the aggregate amount of payments made (including costs incurred) in respect of such guarantee or other contingent obligation, plus

(e) to the extent that any Person becomes a Restricted Subsidiary or an Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after September 25, 2003, the lesser of (i) the fair market value of the Restricted Investment of the Company and its Restricted Subsidiaries in such Person as of the date it becomes a Restricted Subsidiary or in such Unrestricted Subsidiary on the date of redesignation as a Restricted Subsidiary or (ii) the fair market value of such Restricted Investment as of the date such Restricted Investment was originally made in such Person or, in the case of the redesignation of an Unrestricted Subsidiary into a Restricted Subsidiary which Subsidiary was designated as an Unrestricted Subsidiary after September 25, 2003, the amount of the Company and its Restricted Subsidiaries’ Restricted Investment therein as determined under the first paragraph of the covenant described below under the caption “— Designation of restricted and unrestricted subsidiaries,” plus the aggregate fair market value of any additional Restricted Investments (each valued as of the date made) by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary after September 25, 2003; provided that any amount so determined in (i) or (ii) shall be reduced to the extent that such Restricted Investment shall have been recouped as an Amount Limitation Restoration to the Amount Limitations of clauses (4), (6), (16) or (18) below. Notwithstanding the other provisions of this subparagraph (e), for purposes of this subparagraph (e) the amount of such Restricted Investments of the Company and its Restricted Subsidiaries in the Atlantic City Entities made prior to the issuance of the 7.5% Notes shall be deemed to be equal to the Atlantic City Group Investment.

As of March 31, 2010, the amount available for Restricted Payments pursuant to clause (3) above would have been approximately $400 million.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph will not prohibit:

(1) the payment of any dividend or the making of any distribution within 60 days after the date of declaration of such dividend or distribution if the making thereof would have been permitted on the date of declaration; provided such dividend will be deemed to have been made as of its date of declaration or the giving of such notice for purposes of this clause (1);

(2) the redemption, repurchase, retirement or other acquisition of Capital Stock of the Company or warrants, rights or options to acquire Capital Stock of the Company either (a) solely in exchange for shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, or (b) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company; provided that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or would result therefrom;

(3) the redemption, repurchase, retirement, defeasance or other acquisition of Indebtedness of any Obligor that is subordinate or junior in right of payment to the Notes or the Guaranties either (a) solely in exchange for shares of Qualified Capital Stock of the Company or for Permitted Refinancing Indebtedness, or (b) through the application of the net proceeds of (i) a substantially concurrent sale for cash (other than to an Obligor) of shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company or (ii) Permitted Refinancing Indebtedness; provided that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment pursuant to this clause (3) or would result therefrom;

(4) Restricted Payments in an amount not in excess of $100 million in the aggregate for all such Restricted Payments made in reliance upon this clause (4), for the purpose of (a) Limited Real Estate Development or (b) developing, constructing, improving or acquiring (i) a Casino or Casinos or, if applicable, any Related Business in connection with a Casino or Casinos or (ii) a Related Business to be used primarily in connection with an existing Casino or Casinos;

(5) redemptions, repurchases or repayments to the extent required by any Gaming Authority having jurisdiction over the Company or any Restricted Subsidiary or deemed necessary by the Board of the Company in order to avoid the suspension, revocation or denial of a gaming license by any Gaming Authority;

(6) other Restricted Payments not to exceed $125 million in the aggregate; provided no Default or Event of Default then exists or would result therefrom;

(7) repurchases by the Company of its common stock, options, warrants or other securities exercisable or convertible into such common stock from employees and directors of the Company or any of its respective Subsidiaries upon death, disability or termination of employment or directorship of such employees or directors;

(8) the payment of any amounts in respect of Equity Interests by any Restricted Subsidiary organized as a partnership or a limited liability company or other pass-through entity:

(a) to the extent of capital contributions made to such Restricted Subsidiary (other than capital contributions made to such Restricted Subsidiary by the Company or any Restricted Subsidiary),

(b) to the extent required by applicable law, or

(c) to the extent necessary for holders thereof to pay taxes with respect to the net income of such Restricted Subsidiary, the payment of which amounts under this clause (c) is required by the terms of the relevant partnership agreement, limited liability company operating agreement or other governing document;

provided, that except in the case of clause (b) and (c), no Default or Event of Default has occurred and is continuing at the time of such Restricted Payment or would result therefrom, and provided further that, except in the case of clause (b) or (c), such distributions are made pro rata in accordance with the respective Equity Interests contemporaneously with the distributions paid to the Company or a Restricted Subsidiary or their Affiliates holding an interest in such Equity Interests;

(9) Investments in Unrestricted Subsidiaries, joint ventures, partnerships or limited liability companies consisting of conveyances of substantially undeveloped real estate in a number of acres which, after giving effect to any such conveyance, would not exceed in the aggregate for all such conveyances after September 25, 2003, 50% of the sum of (a) the acres of substantially undeveloped real estate held by the Company and its Restricted Subsidiaries on the date of such conveyance plus (b) the acres of substantially undeveloped real estate previously so conveyed by the Company and its Restricted Subsidiaries after September 25, 2003; provided, that no Default or Event of Default has occurred and is continuing at the time of such Restricted Payment or would result therefrom;

(10) Investments, not to exceed $35 million in the aggregate, in any combination of (a) readily marketable equity securities and (b) assets of the kinds described in the definition of “Cash Equivalents”;

provided, that for the purposes of this clause (10), such Investments may be made without regard to the rating requirements or the maturity limitations set forth in such definition;

(11) the payment of any dividend or distributions by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(12) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

(13) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Capital Stock of the Company or any Restricted Subsidiary of the Company issued on or after September 25, 2003 in accordance with the Consolidated Coverage Ratio test described below under the caption “— Certain covenants — Incurrence of indebtedness and issuance of preferred stock;”

(14) contributions, payments, loans or remittances from the Company or a Restricted Subsidiary of the Argentina Contribution Amount to an Argentina Subsidiary at a time when such Argentina Subsidiary is an Unrestricted Subsidiary;

(15) the payment of any dividend or other distribution by the Company or its Restricted Subsidiaries of Equity Interests in the Argentina Subsidiaries that are Unrestricted Subsidiaries and the termination of any agreements or arrangements with such entities in connection therewith; provided that no Default or Event of Default shall have occurred and be continuing at the time of such Restricted Payment or would result therefrom;

(16) Investment Guarantees and Completion Guarantee and Keep-Well Agreements in a principal or other similar amount not to exceed $200 million in the aggregate; provided that no Default or Event of Default shall have occurred and be continuing at the time of entering into such Investment Guarantee or Completion Guarantee and Keep-Well Agreement or would result therefrom;

(17) any Investment Guarantee Payments in respect of Investment Guarantees permitted under clause (16) or the making of any payments pursuant to any Completion Guarantee and Keep-Well Agreements permitted under clause (16) or in respect of any Completion Guarantee/Keep-Well Indebtedness Incurred pursuant to any Completion Guarantee and Keep-Well Agreements permitted under clause (16); or

(18) the provision of goods to any Unrestricted Subsidiary in the ordinary course of business with a fair market value as determined reasonably and in good faith by the Company not to exceed $2.0 million in the aggregate.

In determining the aggregate amount of Restricted Payments made subsequent to September 25, 2003, Restricted Payments made pursuant to clauses (2), (3), (4), (6), (8), (9), (11), (12), (14), (15), (16) and (18) of this paragraph (and Restricted Payments made prior to the Issue Date permitted under clauses (2), (3), (4), (6), (8), (9), (11), (12), (14), (15), (16) and (18) of Section 4.07(b) (Restricted Payments covenant) of the indenture governing the 7.5% Notes as in effect on the Issue Date), shall, in each case, be excluded from such calculation; provided, that any amounts expended or liabilities incurred in respect of fees, premiums or similar payments in connection therewith shall be included in such calculation. Restricted Payments under clauses (4), (6), (10), (16) and (18) of this paragraph shall be limited to the respective amounts of $100 million, $125 million, $35 million, $200 million and $2.0 million set forth in such clauses (each, an “Amount Limitation”). The Amount Limitation for each clause shall be permanently reduced at the time of any Restricted Payment made under such clause; provided, however, that to the extent that a Restricted Investment made under such clause is sold for cash or Cash Equivalents or otherwise liquidated or repaid for cash or Cash Equivalents, or principal repayments, returns of capital or subrogation recoveries are received by the Company or any Restricted Subsidiary in respect of such Restricted Investment, valued, in each such case at the cash or marked-to-market value of Cash Equivalents received with respect to such Restricted Investment (less the cost of disposition, if any), or to the extent that any Restricted Investment consisting of a guarantee or other contingent obligation that was made after the date of the Indenture is terminated or cancelled, the excess, if any of (x) the amount by which such Restricted Investment counted toward the Amount Limitation, over (y) the aggregate amount of payments made (including costs incurred) in respect of such guarantee or other contingent obligation, then the

Amount Limitation for such clause shall be increased by the amount so received by the Company or a Restricted Subsidiary or the amount of such excess of (x) over (y) (an “Amount Limitation Restoration”). In no event shall the aggregate Amount Limitation Restorations for a Restricted Investment exceed the original amount of such Restricted Investment.

With respect to clauses (4), (6), (16) and (18) of the preceding paragraph, the respective Amount Limitation under each such clause, as applicable, shall also be increased when any Person becomes a Restricted Subsidiary or an Unrestricted Subsidiary is redesignated as a Restricted Subsidiary (each such increase also referred to as an “Amount Limitation Restoration”) by the lesser of (i) the fair market value of the Restricted Investment made under clause (4), (6), (16) or (18) of the preceding paragraph, as the case may be, in such Person as of the date it becomes a Restricted Subsidiary or in such Unrestricted Subsidiary as of the date of redesignation, as the case may be, or (ii) the fair market value of such Restricted Investment as of the date such Restricted Investment was originally made in such Person or, in the case of the redesignation of an Unrestricted Subsidiary into a Restricted Subsidiary which Subsidiary was designated as an Unrestricted Subsidiary after the date of the Indenture, the amount of the Company’s Restricted Investment therein as determined under the first paragraph of the covenant described below under the caption “—Designation of restricted and unrestricted subsidiaries.” plus the aggregate fair market value of any additional Investments (each valued as of the date made) made under clause (4), (6), (16) or (18) of the preceding paragraph, as the case may be, in such Unrestricted Subsidiary after the date of the Indenture.

Not less than once each fiscal quarter in which the Company has made a Restricted Payment, the Company shall deliver to the Trustee an officers’ certificate stating that each Restricted Payment (and any Amount Limitation Restoration relied upon in making such Restricted Payment) made during the prior fiscal quarter complies with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, including any applicable calculations of the Argentina Receipts, Argentina Contribution Amount and the Reclassified Argentina Receipts (upon which the Trustee may conclusively rely without any investigation whatsoever), which calculations may be based upon the Company’s latest available internal quarterly financial statements. In the event that the Company makes one or more Restricted Payments in an amount exceeding $5 million that have not been covered by an officers’ certificate issued pursuant to the immediately preceding sentence, the Company shall deliver to the Trustee an officers’ certificate stating that such Restricted Payments (and any Amount Limitation Restoration relied upon in making such Restricted Payment) comply with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed (upon which the Trustee may conclusively rely without any investigation whatsoever), which calculations may be based upon the Company’s latest available internal quarterly financial statements. In the event the Company fails to deliver any such report described in this paragraph to the Trustee, such failure shall not constitute a Default until and unless the Company has failed to deliver such report after written notice to the Company of such failure by the Trustee or by a Holder.

For purposes of this covenant, it is understood that the Company may rely on internal or publicly reported financial statements even though there may be subsequent adjustments (including review and audit adjustments) to such financial statements. For avoidance of doubt, any Restricted Payment that complied with the conditions of this covenant, made in reliance on such calculation by the Company based on such internal or publicly reported financial statements, shall be deemed to continue to comply with the conditions of this covenant, notwithstanding any subsequent adjustments that may result in changes to such internal financial or publicly reported statements.

Incurrence of indebtedness and issuance of preferred stock

The Indenture provides that the Company will not, directly or indirectly:

(1) Incur any Indebtedness or issue any Disqualified Capital Stock, other than Permitted Indebtedness, or

(2) cause or permit any of its Restricted Subsidiaries to Incur any Indebtedness or issue any Disqualified Capital Stock or preferred stock, in each case, other than Permitted Indebtedness.

Notwithstanding the foregoing limitations, the Company may issue Disqualified Capital Stock and may Incur Indebtedness (including, without limitation, Acquired Debt), and any Guarantor may issue preferred stock or Incur

Indebtedness (including without limitation, Acquired Debt), and any Domestic Restricted Subsidiary that is not an Obligor may Incur Senior Debt (including without limitation, Senior Debt that is Acquired Debt), if:

(1) no Default or Event of Default shall have occurred and be continuing on the date of the proposed Incurrence or issuance or would result as a consequence of such proposed Incurrence or issuance, and

(2) immediately after giving pro forma effect to such proposed Incurrence or issuance and the receipt and application of the net proceeds therefrom, the Company’s Consolidated Coverage Ratio would not be less than 2.00:1.00.

Any Indebtedness of any Person existing at the time it becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition of capital stock or otherwise) shall be deemed to be Incurred as of the date such Person becomes a Restricted Subsidiary.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (18) of such definition or is entitled to be Incurred pursuant to the second paragraph of this covenant, the Company will, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the second paragraph hereof. The Company may reclassify such Indebtedness from time to time in its sole discretion and may classify any item of Indebtedness in part under one or more of the categories of Permitted Indebtedness and/or in part as Indebtedness entitled to be Incurred pursuant to the second paragraph of this covenant. Accrual of interest, the accretion of principal amount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Liens

The Indenture provides that no Obligor will, directly or indirectly, create, Incur or assume any Lien, except a Permitted Lien, securing Indebtedness that is pari passu with or subordinate in right of payment to the Notes or the Guaranties, on or with respect to any of its property or assets including any shares of stock or Indebtedness of any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, or any income, profits or proceeds therefrom, unless:

(1) in the case of any Lien securing Indebtedness that is pari passu in right of payment with the Notes or the Guaranties, the Notes or the Guaranties are secured by a Lien on such property, assets or proceeds that is senior in priority to or pari passu with such Lien, and

(2) in the case of any Lien securing Indebtedness that is subordinate in right of payment to the Notes or the Guaranties, the Notes or the Guaranties are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien.

Any Lien created for the benefit of the Holders pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Lien that gave rise to the obligation to secure the Notes or such Guaranty under this covenant.

Dividend and other payment restrictions affecting restricted subsidiaries

The Indenture provides that no Obligor will, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock,

(2) make loans or advances to or pay any Indebtedness or other obligations owed to any Obligor or to any Restricted Subsidiary, or

(3) transfer any of its property or assets to any Obligor or to any Restricted Subsidiary (each such encumbrance or restriction in clause (1), (2) or (3), a “Payment Restriction”).

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(a) applicable law or required by any Gaming Authority;

(b) the Indenture;

(c) customary non-assignment provisions of any purchase money financing contract or lease of any Restricted Subsidiary entered into in the ordinary course of business of such Restricted Subsidiary;

(d) any instrument governing Acquired Debt Incurred in connection with an acquisition by any Obligor or Restricted Subsidiary in accordance with the Indenture as the same was in effect on the date of such Incurrence; provided that such encumbrance or restriction is not, and will not be, applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries or the property or assets, including directly-related assets, such as accessions and proceeds so acquired or leased;

(e) any restriction or encumbrance contained in contracts for the sale of assets to be consummated in accordance with the Indenture solely in respect of the assets to be sold pursuant to such contract;

(f) any restrictions of the nature described in clause (3) above with respect to the transfer of assets secured by a Lien that was permitted by the Indenture to be Incurred;

(g) any encumbrance or restriction contained in Permitted Refinancing Indebtedness; provided that the provisions relating to such encumbrance or restriction contained in any such Permitted Refinancing Indebtedness are no less favorable to the holders of the Notes in any material respect in the good faith judgment of the Board of the Company than the provisions relating to such encumbrance or restriction contained in the Indebtedness being refinanced;

(h) agreements governing Indebtedness of the Company or its Restricted Subsidiaries existing on the Issue Date, including the Bank Credit Agreement and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture, taken as a whole; or

(i) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition.

Merger, consolidation, or sale of assets

The Indenture provides that the Company may not, in a single transaction or a series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole, to any Person or adopt a Plan of Liquidation unless:

(1) either

(a) in the case of a consolidation or merger, the Company, or any successor thereto, is the surviving or continuing corporation, or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition of the properties and assets of the Company and its Subsidiaries, taken as a whole, or in the case of a Plan of Liquidation, the Person to which assets of the Company and its Subsidiaries have been transferred (i) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (ii) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed;

(2) in the event that such transaction involves (a) the incurrence by the Company or any Restricted Subsidiary, directly or indirectly, of additional Indebtedness (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries incurred in connection with or as a result of such transaction as having been incurred at the time of such transaction) and/or (b) the assumption contemplated by clause (1)(b)(ii) above (including giving effect to any Indebtedness and Acquired Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction), then immediately after giving effect to such incurrence and/or assumption under clauses (a) and (b), (i) the Company, or any such other Person assuming the obligations of the Company through the operation of clause (1)(b) above, could Incur at least $1.00 of Indebtedness (other than Permitted Indebtedness) pursuant to the Consolidated Coverage Ratio test described above under the caption “— Certain covenants — Incurrence of indebtedness and issuance of preferred stock” or (ii) the Consolidated Coverage Ratio of the Company (or such other Person assuming the obligations of the Company through the operation of clause (1)(b) above) is no less than the Company’s Consolidated Coverage Ratio immediately prior to such transaction or series of transactions;

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(ii) above (including, without limitation, giving effect to any Indebtedness and Acquired Debt Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing; and

(4) the Company or such other Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance, other disposition or Plan of Liquidation and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

Notwithstanding clause (2) above:

(a) any Restricted Subsidiary may consolidate with, or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to the Company or to a Restricted Subsidiary, and

(b) the Company or any Subsidiary may consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to any Person that has conducted no business and Incurred no Indebtedness or other liabilities if such transaction is solely for the purpose of effecting a change in the state of incorporation or form of organization of the Company or such Subsidiary.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Company a transaction that is subject to, and that complies with the provisions of, the foregoing provision, the successor person formed by such consolidation or into or with which the Company is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of the applicable indenture referring to the Company shall refer instead to the successor person and not to the Company), and may exercise every right and power of the Company under the Indenture with the same effect as if such successor person had been named as the Company herein; provided, however, that the predecessor Company shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all or substantially all of the properties and assets of such predecessor Company and its Subsidiaries, taken as a whole, in a transaction that is subject to and that complies with the provisions of the foregoing provision.

Transactions with affiliates

The Indenture provides that no Obligor will make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is, considered in light of any series of related transactions of which it comprises a part, on terms that are fair and reasonable and no less favorable to such Obligor than those that might reasonably have been obtained at such time in a comparable transaction or series of related transactions on an arms-length basis from a Person that is not such an Affiliate;

(2) with respect to any Affiliate Transaction involving aggregate consideration of $20 million or more to the affected Obligor, a majority of the disinterested members of the Board of the Company (and of any other affected Obligor, where applicable) shall, prior to the consummation of any portion of such Affiliate Transaction, have reasonably and in good faith determined, as evidenced by a resolution of its Board, that such Affiliate Transaction meets the requirements of the foregoing clause; and

(3) with respect to any Affiliate Transaction involving value of $30 million or more to the affected Obligor, the Board of the applicable Obligor shall have received prior to the consummation of any portion of such Affiliate Transaction, a written opinion from an independent investment banking, accounting or appraisal firm of recognized national standing that such Affiliate Transaction is on terms that are fair to such Obligor from a financial point of view.

The foregoing restrictions will not apply to:

(1) reasonable fees and compensation (including any such compensation in the form of Equity Interests not derived from Disqualified Capital Stock, together with loans and advances, the proceeds of which are used to acquire such Equity Interests) paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Obligors as determined in good faith by the Board or senior management,

(2) any transaction solely between or among Obligors and Restricted Subsidiaries to the extent any such transaction is otherwise in compliance with, or not prohibited by, the Indenture,

(3) any Restricted Payment permitted by the terms of the covenant described above under the heading “— Certain covenants — Restricted payments” or any Permitted Investment,

(4) provision of management and related services (including intellectual property rights and the use of corporate aircraft in providing such management services) (including any agreements therefor) to an Unrestricted Subsidiary in connection with the development, construction and operation of gaming facilities or any Related Business, provided the Obligor is reimbursed for all non-ordinary course costs and expenses it incurs in providing such services and, provided further, that such Obligor shall not be required to allocate employee compensation for management services provided by employees of Obligors to Unrestricted Subsidiaries in connection with such employees’ services to Obligors, or

(5) transactions pursuant to agreements existing on the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or by any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date as determined in good faith by the Company’s Board.

No subordinated debt senior to the notes or guaranties

The Indenture provides that no Obligor will Incur any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes or the Guaranties. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis.

Amendments to subordination provisions

The Indenture provides that, without the consent of the holders of 66 2/3% of the principal amount of the outstanding Notes, the Obligors will not amend, modify or alter the terms of any indebtedness subordinated to the Notes or the Guaranties in any way that will:

(1) increase the rate of or change the time for payment of interest on such subordinated indebtedness,

(2) increase the principal of, advance the final maturity date of or shorten the Weighted Average Life to Maturity of any such subordinated indebtedness,

(3) alter the redemption provisions or the price or terms at which any Obligor is required to offer to purchase such subordinated indebtedness, or

(4) amend the subordination provisions of any documents, instruments or agreements governing any such subordinated indebtedness,

except to the extent that any of the foregoing would be required to permit any Obligor to make a Restricted Payment permitted by the covenant described above under the heading “— Certain covenants — Restricted payments.”

Lines of business

The Indenture provides that the Obligors will not engage in any lines of business other than the Core Businesses.

Additional guaranties

If the Company or any of its Subsidiaries acquires or creates another Material Restricted Subsidiary after the date of the Indenture or if any Subsidiary becomes a Material Restricted Subsidiary after the Issue Date, then, subject to the applicable Gaming Laws, that newly acquired or created Material Restricted Subsidiary or Subsidiary that becomes a Material Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the Trustee within 10 business days of the date on which it was acquired or created or became a Material Restricted Subsidiary. The Company shall use its best efforts to obtain all Gaming Approvals necessary to permit its Material Restricted Subsidiaries to become Guarantors as promptly as practicable.

Designation of restricted and unrestricted subsidiaries

The Board of the Company may designate any of its Restricted Subsidiaries to be Unrestricted Subsidiaries if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Obligors (except to the extent repaid in cash or in kind) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described under the heading “— Restricted payments” to the extent that such deemed Restricted Payments would not be excluded from such calculation under the second paragraph of the covenant described under the heading “— Restricted payments” or will reduce the amount available under or one or more clauses of the definition of Permitted Investments, as determined by the Company. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the greatest of:

(1) the net book value of such Investments at the time of such designation,

(2) the fair market value of such Investments at the time of such designation, and

(3) the original fair market value of such Investments at the time they were made.

Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption “— Restricted payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of indebtedness and issuance of preferred stock,” the Company will be in default of such covenant. The Board of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if:

(1) such Indebtedness is permitted under the covenant described above under the caption “— Incurrence of indebtedness and issuance of preferred stock,” and, if applicable, calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period, and

(2) no Default or Event of Default would be in existence following such designation.

Reports

The Indenture provides that, whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the Trustee for mailing to the holders of Notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing or filings by the Company with the SEC on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants, and

(2) all current reports that would be required to be filed by the Company with the SEC on Form 8-K if the Company were required to file such reports,

in each case within 15 days of the time periods specified in the SEC’s rules and regulations.

In addition, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. The Indenture permits the Company to deliver the consolidated reports or financial information of the Company to comply with the foregoing requirements.

Events of default and remedies

The Indenture provides that each of the following constitutes an Event of Default:

(1) default for 30 days in the payment when due of interest (including any Additional Interest) on the Notes or the Guaranties (whether or not prohibited by the subordination provisions of the Indenture);

(2) default in payment of the principal of or premium, if any, on the Notes or the Guaranties when due and payable, at maturity, upon acceleration, redemption or otherwise (whether or not prohibited by the subordination provisions of the Indenture);

(3) failure by any Obligor to comply with any of its other agreements in the Indenture, the Notes or the Guaranties for 60 days after written notice to the Company by the Trustee or by Holders of not less than 25% in aggregate principal amount of the Notes then outstanding voting as a single class;

(4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by any Obligor (or the payment of which is guaranteed by any Obligor) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of or premium, if any, or interest, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”), or

(b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25 million or more;

(5) failure by any Obligor to pay final judgments aggregating in excess of $25 million, net of any applicable insurance, the carrier or underwriter with respect to which has acknowledged liability in writing, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable; and

(6) certain events of bankruptcy or insolvency with respect to any Obligor.

If an Event of Default (other than an Event of Default with respect to certain events of bankruptcy, insolvency or reorganization with respect to the Company or any of its Significant Subsidiaries or any group of Obligors that, taken together as a whole, would constitute a Significant Subsidiary) occurs and is continuing, then and in every such case, the Trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding Notes may declare the principal amount, together with any accrued and unpaid interest and premium on all the Notes and Guaranties then outstanding to be due and payable, by a notice in writing to the Company (and to the Trustee, if given by holders) specifying the Event of Default and that it is a “notice of acceleration” and on the fifth Business Day after delivery of such notice the principal amount, in either case, together with any accrued and unpaid interest and premium and additional interest, if any, on all the Notes or the Guaranties then outstanding will become immediately due and payable, notwithstanding anything contained in the Indenture, the Notes or the Guaranties to the contrary. Upon the occurrence of specified Events of Default relating to bankruptcy, insolvency or reorganization with respect to the Company or any of its Significant Subsidiaries or any group of Obligors that, taken together as a whole, would constitute a Significant Subsidiary, the principal amount, together with any accrued and unpaid interest and premium and additional interest, if any, will immediately and automatically become due and payable, without the necessity of notice or any other action by any Person. Holders of the Notes may not enforce the Indenture, the Notes or the Guaranties except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee shall be under no obligation to exercise any of the rights or powers at the request or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

Notwithstanding any other provision of the Indenture, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations described above under the heading “— Certain covenants — Reports”, and for any failure to comply with the requirements of Section 314(a) of the TIA, will for the 365 days after the occurrence of such an Event of Default consist exclusively of the right to receive Additional Interest on the principal amount of the Notes at a rate equal to 0.50% per annum. This Additional Interest will be payable in the same manner and subject to the same terms as other interest payable under the Indenture. The Additional Interest will accrue on all outstanding Notes from and including the date on which an Event of Default relating to a failure to comply with the reporting obligations described above under the heading “— Certain covenants — Reports” or Section 314(a) of the TIA first occurs to but not excluding the 365th day thereafter (or such earlier date on which the Event of Default relating to the reporting obligations under described above under the heading “— Certain covenants — Reports” or Section 314(a) of the TIA shall have been cured or waived). On such 365th day (or earlier, if the Event of Default relating to such reporting obligations is cured or waived prior to such 365th day), such

Additional Interest will cease to accrue and the Notes will be subject to the other remedies as provided under the heading of “— Events of default and remedies” if the Event of Default is continuing. For the avoidance of doubt, the provisions of this paragraph will not affect the rights of Holders of Notes in the event of the occurrence of any other Event of Default.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of any Obligor with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to May 15, 2015 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on redemption of the Notes prior to May 15, 2015 (other than a redemption of Notes permitted by the covenant under the caption “— Redemption at make-whole premium” or “— Gaming redemption or other disposition”), then the additional premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes and Guaranties.

The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes or the Guaranties. The waiver by the holders of any Indebtedness described in clause (4) of the first paragraph of “— Events of default and remedies” above of the predicating default under such Indebtedness shall be deemed a waiver of such Default or Event of Default arising under, and a rescission of any acceleration resulting from the application of such clause (4), from the effective date, during the effective period and to the extent of, the waiver by the holders of such other Indebtedness.

The Company will be required to deliver to the Trustee annually statements regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No personal liability of directors, officers, employees and stockholders

No past, present or future director, officer, employee, agent, manager, partner, member, incorporator or stockholder of any Obligor, in such capacity, will have any liability for any obligations of any Obligor under the Notes, the Indenture or the Guaranties or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Guaranties. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal defeasance and covenant defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Guaranties (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of default and remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either:

(a) on the date of such deposit (other than a Default or Event of Default resulting from transactions occurring contemporaneously with the borrowing of funds, or the borrowing of funds, to be applied to such deposit); or

(b) insofar as Events of Default resulting from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (in which case such defeasance shall have been effective on the date of deposit until the time of such occurrence and, upon such occurrence, shall immediately cease to be effective);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to avoidance as preferential transfers in any proceeding by or against the Company under any applicable Bankruptcy Law;

(7) the Company must deliver to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and exchange

A holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes.

Amendment, supplement and waiver

Except as provided in the next three succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver,

(2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the option of holders”),

(3) reduce the rate of or change the time for payment of interest on any Note,

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration),

(5) make any Note payable in money other than that stated in the Notes,

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes,

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the conditions described above under the caption “— Repurchase at the option of holders”), or

(8) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without notice to or the consent of any holder of Notes, the Obligors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Obligors’ obligations to holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any such holder, to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA, to comply with requirements of applicable Gaming Laws or to provide for requirements imposed by applicable Gaming Authorities, to conform the text of the Indenture or the Notes to any provision of the “Description of notes” section of this Offering Memorandum, relating to the initial offering of the Notes, to the extent that such provision in that “Description of notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guaranties or the Notes, to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the date hereof, or to allow any Guarantor to execute a Guaranty with respect to the Notes.

In addition, any amendment (1) to the provisions of the article of the Indenture which governs subordination or (2) which releases any Guarantor from its obligations under any Guaranty (except as specified in the Guaranty release provisions contained in the Indenture prior to any such amendment), in either case will require the consent of the holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding, if such amendment would adversely affect the rights of holders of Notes.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption (and all conditions to such redemption having been satisfied or waived) or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from transactions occurring contemporaneously with the borrowing of funds, or the borrowing of funds, to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) The Company or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) The Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Upon compliance with the foregoing, the Trustee shall execute proper instrument(s) acknowledging the satisfaction and discharge of all of the Company’s obligations under the Notes and the Indenture.

Concerning the trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue in certain circumstances or resign. The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. However, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

The Trustee also serves as trustee under the indentures governing the 7.5% Notes, 8.25% Notes and the 8.625% Notes.

Book-entry, delivery and form

Except as set forth below, the Notes issued in the exchange offer will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000 (the “Global Notes”).

The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, who will be the Global Notes Holder, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive Notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of global notes for certificated notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form.

In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of the Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”)), which may change from time to time.

Depository procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. the Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, and Additional Interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the Trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of global notes for certificated notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of certificated notes for global notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions, if any, applicable to such Notes.

Same day settlement and payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Accrued Bankruptcy Interest” means, with respect to any Senior Debt, all interest accruing thereon after the filing of a petition or commencement of any other proceeding by or against any Obligor under any Bankruptcy Law, in accordance with and at the rate (including any rate applicable upon any default or event of default, to the extent lawful) specified in the documents evidencing or governing such Indebtedness or Hedging Obligations, whether or not the claim for such interest is allowed as a claim after such filing in any proceeding under such Bankruptcy Law.

“Acquired Debt” means, with respect to any specified Person, Indebtedness of another Person and any of such other Person’s Subsidiaries existing at the time such other Person becomes a Subsidiary of such Person or at the time it merges or consolidates with such Person or any of such Person’s Subsidiaries or is assumed by such Person or any Subsidiary of such Person in connection with the acquisition of assets from such other Person and in each case not Incurred by such Person or any Subsidiary of such Person or such other Person in connection with, or in anticipation or contemplation of, such other Person becoming a Subsidiary of such Person or such acquisition, merger or consolidation.

“Additional Interest” means all amounts, if any, payable (i) pursuant to the provisions relating to additional interest described above under the heading “— Events of default and remedies” as the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations described above under the heading “— Certain covenants — Reports”, and for any failure to comply with the requirements of Section 314(a) of the TIA and/or (ii) pursuant to the provisions relating to additional interest described above under the heading “The Exchange Offer — Additional Interest” in the event of a Registration Default.

“Affiliate” means, when used with reference to any Person:

(1) any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person or such other Person, as the case may be, or

(2) any director, officer or partner of such Person or any Person specified in clause (1) above.

For the purposes of this definition, the term “control” when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “affiliated,” “controlling” and “controlled” have meanings correlative of the foregoing. None of the Initial Purchasers (as defined in the Indenture) nor any of their respective Affiliates shall be deemed to be an Affiliate of any Obligor or of any of their respective Affiliates.

“Applicable Premium” means with respect to any Note on any redemption date, as determined by the Company, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the Note at May 15, 2015 (such redemption price being set forth in the table appearing above under the caption “— Optional redemption”) plus (ii) all required interest payments due on the Note through May 15, 2015 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Note.

“Argentina Contribution Amount” means all amounts received after the Issue Date by the Company or any Restricted Subsidiary as Argentina Receipts less (i) all Reclassified Argentina Receipts and (ii) all amounts previously distributed after the Issue Date under the clause (14) of the second paragraph of the covenant described under the heading “— Certain covenants — Restricted payments.”

“Argentina Receipts” means any dividend, distribution, payment, reimbursement or other amounts received after the Issue Date from an Argentina Subsidiary by the Company or any Restricted Subsidiary, in each case during any time such Argentina Subsidiary is an Unrestricted Subsidiary.

“Argentina Subsidiaries” means Casino Magic Neuquén S.A. and any successors thereto and any other Subsidiary which conducts operations in Argentina.

“Asset Acquisition” means:

(1) an Investment by any Obligor in any other Person pursuant to which such Person shall become an Obligor or a Restricted Subsidiary of an Obligor or shall be merged into, or with any Obligor or Restricted Subsidiary of an Obligor, or

(2) the acquisition by any Obligor of assets of any Person comprising a division or line of business of such Person or all or substantially all of the assets of such Person.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other disposition (for purposes of this definition, each a “disposition”) by any Obligor (including, without limitation, pursuant to any sale and leaseback transaction or any merger or consolidation of any Restricted Subsidiary of the Company with or into another Person (other than another Obligor) whereby such Restricted Subsidiary shall cease to be a Restricted Subsidiary of the Company) to any Person of:

(1) any property or assets of any Obligor (other than Capital Stock of any Unrestricted Subsidiary) to the extent that any such disposition is not in the ordinary course of business of such Obligor, or

(2) any Capital Stock of any Restricted Subsidiary (other than directors’ qualifying shares or shares required by law to be held by a Person other than the Company or a Restricted Subsidiary),

other than, in both cases:

(a) any disposition to the Company,

(b) any disposition to any Obligor or Restricted Subsidiary,

(c) any disposition that constitutes a Restricted Payment or a Permitted Investment that is made in accordance with the covenant described above under the caption “— Certain covenants — Restricted payments,”

(d) any transaction or series of related transactions resulting in Net Cash Proceeds to such Obligor (or involving assets or property having a fair market value, as determined in good faith by the Company) of less than $20 million,

(e) any transaction that is consummated in accordance with the covenant described above under the caption “— Certain covenants — Merger, consolidation or sale of assets,”

(f) the sale or discount, in each case without recourse (direct or indirect), of accounts receivable arising in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, but only in connection with the compromise or collection thereof,

(g) any Permitted Lien or any other pledge, assignment by way of collateral security, grant of security interest, hypothecation or mortgage, permitted by the Indenture or any foreclosure, judicial or other sale, public or private, by the pledgee, assignee, mortgagee or other secured party of the subject assets,

(h) a disposition of assets constituting a Permitted Investment,

(i) any disposition of undeveloped or substantially undeveloped real estate, provided that in such disposition:

(i) the Obligor making such disposition receives consideration at the time of such disposition at least equal to the fair market value of the real estate assets disposed of (as determined reasonably and in good faith by the Board of such Obligor), and

(ii) at least 60% of the consideration received from such disposition by the Obligor making such disposition is cash or Cash Equivalents and is received at the time of the consummation of such disposition. (For purposes of this provision, each of the following shall be deemed to be cash: (a) any liabilities as shown on such Obligor’s most recent balance sheet (or in the notes thereto) (other than (i) Indebtedness subordinate in right of payment to the Notes, (ii) contingent liabilities, (iii) liabilities or Indebtedness to Affiliates of the Company and (iv) Non-Recourse Indebtedness) that are assumed by the transferee of any such assets, and (b) to the extent of the cash received, any notes or other obligations received by the Obligor making the disposition from such transferee that are converted by such Obligor into cash within 60 days of receipt), or

(j) any disposition, relinquishment or transfer of assets or licenses in connection a sale, disposition or a partial or complete shutdown of the President Riverboat Casino (also known as the Admiral).

“Atlantic City Entities” means PNK Development 13, LLC, ACE Gaming, LLC, Mitre Associates, LLC and Brighton Park Maintenance Corp.

“Atlantic City Group Investment” means the amount of cash used to make the Restricted Investments of the Company and its Restricted Subsidiaries in the Atlantic City Entities as of the dates originally made prior to the issuance of the 7.5% Notes, irrespective of the fair market value or net book value of such Restricted Investments in the Atlantic City Entities as of the dates they were originally made or at the time of designation or redesignation of such entities as Restricted Subsidiaries.

“Bank Credit Agreement” means the credit facility provided to the Company pursuant to the Third Amended and Restated Credit Agreement, dated as of February 5, 2010, by and among the Company, the financial institutions from time to time party thereto, and Barclays Bank PLC, as Administrative Agent thereunder, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors or other purchasers) in whole or in part from time to time.

“Bankruptcy Law” means the United States Bankruptcy Code and any other bankruptcy, insolvency, receivership, reorganization, moratorium or similar law providing relief to debtors, in each case, as from time to time amended and applicable to the relevant case.

“Board” means (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board; (2) with respect to a partnership, the board of directors (or any committee thereof duly authorized to act on behalf of such board) or other similar governing body of the controlling general partner of the partnership; (3) with respect to a limited liability company, the Person or Persons who are the managing member, members or managers or any controlling committee or managing member, members or managers thereof; and (4) with respect to any other Person, the board or committee or other body of such Person serving a similar function.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, rights, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such Person, and

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person.

“Capitalized Lease Obligation” means, as to any Person, the discounted rental stream payable by such Person that is required to be classified and accounted for as a capital lease obligation under GAAP and, for purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date, determined in accordance with GAAP. The final maturity of any such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without penalty.

“Cash Equivalents” means:

(1) Government Securities;

(2) certificates of deposit, eurodollar time deposits and bankers acceptances maturing within 12 months from the date of acquisition thereof by any Obligor or Domestic Restricted Subsidiary and issued by any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having, at the date of acquisition of the applicable Cash Equivalent, (a) combined capital and surplus of not less than $500 million and (b) a commercial paper rating of at least A-1 from S&P or at least P-1 from Moody’s;

(3) repurchase obligations with a term of not more than seven days after the date of acquisition thereof by any Obligor or Domestic Restricted Subsidiary for underlying securities of the types described in clauses (1), (2) and (4) hereof, entered into with any financial institution meeting the qualifications specified in clause (2) above;

(4) commercial paper having a rating of at least P-1 from Moody’s or a rating of at least A-1 from S&P on the date of acquisition thereof by any Obligor or Domestic Restricted Subsidiary;

(5) debt obligations of any corporation maturing within 12 months after the date of acquisition thereof by any Obligor or Domestic Restricted Subsidiary, having a rating of at least “P-1” or “aaa” from Moody’s or “A-1” or “AAA” from S&P on the date of such acquisition; and

(6) mutual funds and money market accounts investing at least 90% of the funds under management in instruments of the types described in clauses (1) through (5) above and, in each case, maturing within the period specified above for such instrument after the date of acquisition thereof by any Obligor or Domestic Restricted Subsidiary.

“Casino” means any gaming establishment and other property or assets directly ancillary thereto or used in connection therewith, including any building, restaurant, hotel, theater, parking facilities, retail shops, land, golf courses and other recreation and entertainment facilities, marina, vessel, barge, ship and equipment.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company, or the Company and its Restricted Subsidiaries taken as a whole, to any “person” (as such term is used in Section 13(d)(3) of the Exchange Act),

(2) the adoption, or, if applicable, the approval of any requisite percentage of the Company’s stockholders of a plan relating to the liquidation or dissolution of the Company,

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), or

(4) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of the Company (together with any new directors whose election to such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of the Company then in office.

“Completion Guarantee and Keep-Well Agreement” means (i) the guarantee by the Company or a Guarantor of the completion of the development, construction and opening of a new gaming facility or related or ancillary amenities or businesses in Atlantic City, New Jersey and/or Las Vegas, Nevada by one or more Unrestricted Subsidiaries of the Company, (ii) any Indebtedness of an Unrestricted Subsidiary guaranteed by the Company or any Guarantor pursuant to a Completion Guarantee and Keep-Well Agreement, prior to the time the Company or such Guarantor makes any principal, interest or comparable debt service payment with respect to such guaranteed Indebtedness, and/or (iii) the agreement by the Company or a Guarantor to advance funds, property or services on behalf of one or more Unrestricted Subsidiaries of the Company in order to maintain the financial condition of such Unrestricted Subsidiaries in connection with the development, construction, opening and operation of a new gaming facility or related or ancillary amenities or businesses in Atlantic City, New Jersey and/or Las Vegas, Nevada by such Unrestricted Subsidiaries; provided that, in the case of clauses (i), (ii) and (iii) above, such guarantee or agreement is entered into in connection with obtaining financing for such gaming facility or related or ancillary amenities or businesses or is required by a Gaming Authority.

“Completion Guarantee/Keep-Well Indebtedness” of the Company or any Guarantor means (i) any Indebtedness Incurred for money borrowed by the Company or any Guarantor in connection with the performance of any Completion Guarantee and Keep-Well Agreement or (ii) any Indebtedness of one or more Unrestricted Subsidiaries of the Company that is guaranteed by the Company or a Guarantor pursuant to a Completion Guarantee and Keep-Well Agreement, in the case of guaranteed Indebtedness under this clause (ii), on and after the time the Company or such Guarantor makes any principal, interest or comparable debt service payment with respect to such guaranteed Indebtedness.

“Consolidated Coverage Ratio” means, with respect to any Person on any date of determination, the ratio of:

(1) Consolidated EBITDA for the period of four fiscal quarters most recently ended prior to such date for which internal financial reports are available, ended not more than 135 days prior to such date, to

(2) (a) Consolidated Interest Expense during such period plus (b) dividends on or in respect of any Capital Stock of any such Person paid in cash during such period;

provided, that the Consolidated Coverage Ratio shall be calculated giving pro forma effect, as of the beginning of the applicable period, to any acquisition, Incurrence or redemption of Indebtedness (including the Notes), issuance or redemption of Disqualified Capital Stock, acquisition, Asset Sale, purchases of assets that were previously leased or re-designation of a Restricted Subsidiary as an Unrestricted Subsidiary, at any time during or subsequent to such period, but on or prior to the applicable Determination Date.

In making such computation, Consolidated Interest Expense:

(1) attributable to any Indebtedness bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation had been the applicable rate for the entire period, or

(2) attributable to interest on any Indebtedness under a revolving Credit Facility shall be computed on a pro forma basis based upon the average daily balance of such Indebtedness outstanding during the applicable period.

It is understood that the Company may rely on internal or publicly reported financial reports even though there may be subsequent adjustments (including review and audit adjustments) to such financial statements. For avoidance of doubt, any action taken or not taken in compliance with a covenant in the Indenture which is based upon or made in reliance on a computation of the Consolidated Coverage Ratio by the Company based on such internal or publicly reported financial statements, shall be deemed to continue to comply with the applicable covenant, notwithstanding any subsequent adjustments that may result in changes to such internal or publicly reported financial statements.

For purposes of calculating Consolidated EBITDA of the Company for the most recently completed period of four full fiscal quarters ending on the last day of the last quarter for which internal financial statements are available (such period of four fiscal quarters, the “Measurement Period”), not more than 135 days prior to the transaction or event giving rise to the need to calculate the Consolidated EBITDA,

(1) any Person that is a Restricted Subsidiary on such Determination Date (or would become a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of the Consolidated Coverage Ratio) shall be deemed to have been a Restricted Subsidiary at all times during such Measurement Period,

(2) any Person that is not a Restricted Subsidiary on such Determination Date (or would cease to be a Restricted Subsidiary on such Determination Date in connection with the transaction that requires the determination of the Consolidated Coverage Ratio) will be deemed not to have been a Restricted Subsidiary at any time during such Measurement Period,

(3) if the Company or any Restricted Subsidiary shall have in any manner

(a) acquired (including through an Asset Acquisition or the commencement of activities constituting such operating business) any operating business or commenced operation of any Project during such Measurement Period or after the end of such Measurement Period and on or prior to the Determination Date, or

(b) disposed of (including by way of an Asset Sale or the termination or discontinuance of activities constituting such operating business) any operating business during such Measurement Period or after the end of such Measurement Period and on or prior to the Determination Date, such calculation shall be made on a pro forma basis in accordance with GAAP as if, in the case of an Asset Acquisition or the commencement of activities constituting such operating business or operation of such Project, all such transactions had been consummated or effected on the first day of such Measurement Period and, in the case of an Asset Sale or termination or discontinuance of activities constituting such operating business, all such transactions had been consummated prior to the first day of such Measurement Period (except to the extent of any Estimated Business Interruption Insurance taken into account in computing Consolidated EBITDA for such Measurement Period); provided, however, that such pro forma adjustment shall not give effect to the Consolidated EBITDA of any acquired Person to the extent that such Person’s net income would be excluded pursuant to clause (6) of the definition of Consolidated Net Income; and

(4) any Indebtedness Incurred and proceeds thereof received and applied as a result of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio will be deemed to have been so Incurred, received and applied on the first day of such Measurement Period.

“Consolidated EBITDA” means, with respect to any Person for any period, the sum (without duplication) of:

(1) the Consolidated Net Income of such Person for such period, plus

(2) to the extent that any of the following shall have been taken into account in determining such Consolidated Net Income, and without duplication:

(a) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions of assets outside the ordinary course of business),

(b) the Consolidated Interest Expense of such Person for such period,

(c) the amortization expense (including the amortization of deferred financing charges) and depreciation expense for such Person and its Restricted Subsidiaries for such period,

(d) other non-cash items (other than non-cash interest) of such Person or any of its Restricted Subsidiaries (including any non-cash compensation expense attributable to stock option or other equity compensation arrangements), other than any non-cash item for such period that requires the accrual of or a reserve for cash charges for any future period (except as otherwise provided in clause (e) below) and other than any non-cash charge for such period constituting an extraordinary item of loss,

(e) any non-recurring costs or expenses of an acquired company or business incurred in connection with the purchase or acquisition of such acquired company or business by such Person and any non-

recurring adjustments necessary to conform the accounting policies of the acquired company or business to those of such Person, and

(f) any losses, charges, costs or expenses incurred in connection with the partial or complete shutdown of the President Riverboat Casino (also known as the Admiral), less

(3)(a) all non-cash items of such Person or any of its Restricted Subsidiaries increasing such Consolidated Net Income for such period other than the accrual of revenue in the ordinary course of business and (b) all cash payments during such period relating to non-cash items that were added back in determining Consolidated EBITDA in any prior period, plus

(4) pre-opening expenses related to the Projects, plus

(5) the Estimated Business Interruption Insurance for such period (notwithstanding any classification of the affected operations as discontinued operations or any disposal of such operations), less

(6) any business interruption insurance received or expected to be received and included in the calculation of Consolidated Net Income in accordance with GAAP for such period;

provided, that, with respect to each Project, for each of the first full three fiscal quarters following the date of any Project Opening, that portion of Consolidated EBITDA which is attributable to the applicable Project owned and operated by the Company or any of its Restricted Subsidiaries for such full fiscal quarters shall be annualized (ignoring any stub period). In computing such annualization, such full fiscal quarters shall be treated together as one accounting period and annualized.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capitalized Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations), and

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period, and

(3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries (excluding any Investment Guarantee and any Completion Guarantee and Keep-Well Agreement, but including any interest expense or interest component of any comparable debt service payments with respect to any Investment Guarantee Indebtedness or any Completion Guarantee/Keep-Well Indebtedness to the extent such Investment Guarantee Indebtedness or such Completion Guarantee/Keep-Well Indebtedness is actually being serviced by such Person or any Restricted Subsidiary of such Person) or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Lien is called upon), and

(4) the product of:

(a) all dividend payments on any series of preferred stock of such Person or any of its Restricted Subsidiaries, times

(b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal,

in each case, on a consolidated basis and in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

(1) net after-tax gains and losses from all sales or dispositions of assets outside of the ordinary course of business,

(2) net after-tax extraordinary or non-recurring gains or losses and losses on early extinguishment of debt,

(3) the effect of marking to market Interest Swap Obligations and Hedging Obligations permitted to be Incurred by clause (9) of Permitted Indebtedness,

(4) the cumulative effect of a change in accounting principles,

(5) any net income of any other Person if such other Person is not a Restricted Subsidiary and is accounted for by the equity method of accounting, except that such Person’s equity in the net income of any such other Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such other Person during such period to such Person or a Restricted Subsidiary as a dividend or other distribution (subject, in case of a dividend or other distribution to a Restricted Subsidiary, to the limitation that such amount so paid to a Restricted Subsidiary shall be excluded to the extent that such amount could not at that time be paid to the Company due to the restrictions set forth in clause (6) below (regardless of any waiver of such conditions)),

(6) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, by contract, operation of law, pursuant to its charter or otherwise on the payment of dividends or the making of distributions by such Restricted Subsidiary to such Person except that:

(a) such Person’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been paid or distributed during such period to such Person as a dividend or other distribution (provided that such ability is not due to a waiver of such restriction), and

(b) such Person’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income regardless of any such restriction,

(7) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following September 25, 2003,

(8) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued),

(9) in the case of a successor to such Person by consolidation or merger or as a transferee of such Person’s assets, any net income or loss of the successor corporation prior to such consolidation, merger or transfer of assets, and

(10) the net income (but not loss) of any Unrestricted Subsidiary, except that the Company’s or any Restricted Subsidiary’s equity in the net income of any Unrestricted Subsidiary (other than the Argentina Subsidiaries during periods in which they are Unrestricted Subsidiaries) or other Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Unrestricted Subsidiary or Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution; provided, however, that all Reclassified Argentina Receipts may be included in determining Consolidated Net Income in the period in which the reclassification is made.

“Consolidated Total Assets” means, with respect to any Determination Date, the total amount of assets that would appear on a consolidated balance sheet of the Company and its Restricted Subsidiaries as of the most recent date on or prior to such Determination Date for which internal financial statements are available, determined on a consolidated basis in accordance with GAAP.

“Contribution Indebtedness” means Indebtedness of the Company, any Guarantor or any Domestic Restricted Subsidiary that is not an Obligor in an aggregate principal amount on any date of Incurrence not greater than twice the aggregate amount of any net cash proceeds received by the Company from any Equity Offerings of the Company after the Issue Date; provided that:

(1) such net cash proceeds can be the basis of Contribution Indebtedness on such date of Incurrence only to the extent that such net cash proceeds have not then been used to make a Restricted Payment under the second clause (3) of the first paragraph of the covenant described above under the caption “— Certain covenants — Restricted payments”, where such net cash proceeds shall not be considered to have been used to make a Restricted Payment unless the amount available to make such Restricted Payment under such clause (3) at such time excluding such net cash proceeds would not be sufficient to permit such Restricted Payment and then only to the extent such net cash proceeds are necessary to permit such Restricted Payment at such time (and any restoration of the amount available for Restricted Payments under such clause (3) pursuant to subclauses (d) and (e) of such clause (3) of an amount of net cash proceeds considered to have been used to make a Restricted Payment, to the extent the Restricted Investment involved in such restoration was considered made using such net cash proceeds, shall also result in such net cash proceeds not being considered used to make a Restricted Payment), and

(2) if, on the date of Incurrence of any Contribution Indebtedness, after giving pro forma effect to the incurrence thereof, the aggregate outstanding principal amount of Contribution Indebtedness would exceed the aggregate amount of such net cash proceeds, the amount of such excess then being Incurred shall be Indebtedness (i) that is not secured Indebtedness, (ii) that does not rank senior in right of payment to the Notes, and (iii) with a final maturity date no earlier than the final maturity date of the Notes, and

(3) such Contribution Indebtedness is so designated as Contribution Indebtedness pursuant to an officers’ certificate on the Incurrence date thereof;

provided, further that, in the case of Contribution Indebtedness Incurred by a Domestic Restricted Subsidiary that is not an Obligor, such Contribution Indebtedness Incurred must be Senior Debt and, accordingly, such Domestic Restricted Subsidiary that is not an Obligor may not Incur Contribution Indebtedness described in clause (2) above.

“Core Businesses” means (a) the gaming, card club, racing, sports, entertainment, lodging, restaurant, riverboat operations, real estate development and all other businesses and activities necessary for or reasonably related or incident thereto, including, without limitation, related acquisition, construction, development or operation of related truck stop, transportation, retail and other facilities designed to enhance any of the foregoing and (b) any of the types of pre-existing businesses being operated on land acquired (whether by purchase, lease or otherwise) by an Obligor, or similar types of businesses conducted by such Obligor after such acquisition of land, and all other businesses and activities necessary for or reasonably related or incident thereto, provided that such land was acquired by such Obligor for the purpose, determined in good faith by the Company, of ultimately conducting a business or activity described in clause (a) above at some time in the future.

“Credit Facilities” means, with respect to any Obligor, one or more debt facilities (including, without limitation, the Bank Credit Agreement) or commercial paper facilities with any combination of banks, other institutional lenders and other Persons extending financial accommodations or holding corporate debt obligations in the ordinary course of their business, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time by the same or different institutional investors or other purchasers.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Designated Senior Debt” means any Indebtedness under the Bank Credit Agreement (which is outstanding or which the lenders thereunder have a commitment to extend) and, if applicable, any other Senior Debt permitted under the Indenture, the principal amount (committed or outstanding) of which is $25 million or more and that has been designated by the Company as “Designated Senior Debt.”

“Determination Date” means, with respect to any calculation, the date on which such calculation is made in accordance with the terms hereof.

“Disqualified Capital Stock” means any Capital Stock which by its terms (or by the terms of any security into which it is, by its terms, convertible or for which it is, by its terms, exchangeable at the option of the holder thereof), or upon the happening of any specified event, is required to be redeemed or is redeemable (at the option of the holder thereof) at any time prior to the earlier of the repayment of all Notes or the stated maturity of the Notes or is exchangeable at the option of the holder thereof for Indebtedness at any time prior to the earlier of the repayment of all Notes or the stated maturity of the Notes.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that is a Person organized under the laws of the United States or any state thereof.

“8.25% Notes” means the Company’s outstanding 8.25% Senior Subordinated Notes due 2012.

“8.625% Notes” means the Company’s outstanding 8.625% Senior Notes due 2017.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Qualified Capital Stock.

“Estimated Business Interruption Insurance” means an estimate of the amount (determined in good faith by senior management of the Company, notwithstanding the failure of any designation by applicable insurance carriers as to how much of any expected recovery is attributable to business interruption coverage as opposed to other types of coverage) of business interruption insurance the Company expects to collect with respect to any applicable period; provided, that such amount, which shall not be taken in account for any period after two years following the date of the event giving rise to the claim under the relevant business interruption insurance, shall not exceed the sum of (A) the excess of (x) such property’s historical quarterly Consolidated EBITDA for the previous four fiscal quarters most recently ended prior to such date for which internal financial reports are available for that property ending prior to the date the damage occurred (or annualized if such property has less than four full quarters of operations) over (y) the actual Consolidated EBITDA generated by such property for such four fiscal quarter period, and (B) the amount of business interruption insurance proceeds not reflected in clause (A) that the Company expects to collect as a reimbursement in respect of other expenses incurred at that property with respect to such period (provided that the amount included pursuant to this clause (B) shall not exceed the amount of the other expenses incurred at that property that are actually included in calculating Consolidated Net Income for such fiscal quarter).

“Event of Default” means the occurrence of any of the events described under the caption “— Events of default and remedies,” after giving effect to any applicable grace periods or notice requirements.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is not a Domestic Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Gaming Approval” means any governmental approval, license, registration, qualification or finding of suitability relating to any gaming business, operation or enterprise.

“Gaming Authority” means any governmental authority with regulatory oversight of, authority to regulate or jurisdiction over any gaming businesses, operations or enterprises, including the Nevada State Gaming Control Board and City of Reno, Nevada gaming authorities, Nevada Gaming Commission, Indiana Gaming Commission, Louisiana Gaming Control Board, New Jersey Casino Control Commission, Missouri Gaming Commission and Colorado Division of Gaming, with regulatory oversight of, authority to regulate or jurisdiction over any existing or proposed gaming business, operation or enterprise owned, managed or operated by any Obligor.

“Gaming Laws” means all applicable provisions of all:

(1) constitutions, treaties, statutes or laws governing gaming operations (including, without limitation, card club casinos and pari mutuel race tracks) and rules, regulations and ordinances of any Gaming Authority,

(2) Gaming Approvals, and

(3) orders, decisions, judgments, awards and decrees of any Gaming Authority.

“Global Note” means a permanent global note in registered form deposited with the Trustee, as a custodian for The Depositary Trust Company or any other designated depositary.

“Government Securities” means marketable direct obligations issued by, or unconditionally guaranteed by, the United States government or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States, in each case maturing within 12 months from the date of acquisition thereof by any Obligor or any Domestic Restricted Subsidiary.

“Guarantor” means any existing or future Material Restricted Subsidiary of the Company, which has guaranteed the obligations of the Company arising under or in connection with the Notes, as required by the Indenture.

“Guaranty” means a guaranty by a Guarantor of the Obligations of the Company arising under or in connection with the Notes.

“Hedging Obligations” means all obligations of the Obligors or any Domestic Restricted Subsidiary that is not an Obligor (provided that such Domestic Restricted Subsidiary that is not an Obligor Incurs such obligations as Senior Debt) arising under or in connection with any rate or basis swap, forward contract, commodity swap or option, equity or equity index swap or option, bond, note or bill option, interest rate option, foreign currency exchange transaction, cross currency rate swap, currency option, cap, collar or floor transaction, swap option, synthetic trust product, synthetic lease or any similar transaction or agreement.

“Incur” means, with respect to any Indebtedness of any Person or any Lien, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or Lien or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness on the balance sheet of such Person (and “Incurrence,” “Incurred,” “Incurrable” and “Incurring” shall have meanings correlative to the foregoing).

“Indebtedness” means with respect to any Person, without duplication, whether contingent or otherwise,

(1) any obligations for money borrowed,

(2) any obligation evidenced by bonds, debentures, notes or other similar instruments,

(3) Letter of Credit Obligations and obligations in respect of other similar instruments,

(4) any obligations to pay the deferred purchase price of property or services, including Capitalized Lease Obligations,

(5) the maximum fixed redemption or repurchase price of Disqualified Capital Stock,

(6) Indebtedness of other Persons of the types described in clauses (1) through (5) above, secured by a Lien on the assets of such Person or its Restricted Subsidiaries, valued, in such cases where the recourse thereof is limited to such assets, at the lesser of the principal amount of such Indebtedness or the fair market value of the subject assets,

(7) Indebtedness of other Persons of the types described in clauses (1) through (5) above, guaranteed by such Person or any of its Restricted Subsidiaries, and

(8) the net obligations of such Person under Hedging Obligations,

provided that the amount of any Indebtedness at any date shall be calculated as the outstanding balance of all unconditional obligations and the maximum liability supported by any contingent obligations at such date.

Notwithstanding the foregoing, (i) an Investment Guarantee and a Completion Guarantee and Keep-Well Agreement shall not constitute Indebtedness, (ii) Investment Guarantee Indebtedness and Completion Guarantee/Keep-Well Agreement Indebtedness shall constitute Indebtedness, and (iii) “Indebtedness” shall not be construed to include trade payables, credit on open account, accrued liabilities, provisional credit, daylight overdrafts or similar items. For purposes of this definition, the “maximum fixed redemption or repurchase price” of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were repurchased on the date on which

Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of the issuing Person. Unless otherwise specified in the Indenture, the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

“Interest Swap Obligations” means the net obligations of any Person under any interest rate protection agreement, interest rate future, interest rate option, interest rate swap, interest rate cap, collar or floor transaction or other interest rate Hedging Obligation.

“Investment” by any Person means, without duplication, any direct or indirect:

(1) loan, advance or other extension of credit or capital contribution (valued at the fair market value thereof as of the date of contribution or transfer) (by means of transfers of cash or other property or services for the account or use of other Persons, or otherwise, other than a Permitted Lien under clause (14) of the definition of Permitted Lien);

(2) purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness);

(3) guarantee or assumption of any Indebtedness or any other obligation of any other Person (except for any assumption of Indebtedness for which the assuming Person receives consideration at the time of such assumption in the form of property or assets with a fair market value at least equal to the principal amount of the Indebtedness assumed);

(4) the making by such Person or any Subsidiary of such Person of any Investment Guarantee Payment or of any payment pursuant to any Completion Guarantee and Keep-Well Agreement or in respect of any Completion Guarantee/Keep-Well Indebtedness (without duplication of amounts taken into account under clause (3) above), and

(5) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

Notwithstanding the foregoing, the purchase or acquisition of any securities, Indebtedness or Productive Assets of any other Person solely with Qualified Capital Stock shall not be deemed to be an Investment. The term “Investments” shall also exclude extensions of trade credit and advances to customers and suppliers to the extent made in the ordinary course of business on ordinary business terms. The amount of any non-cash Investment shall be the fair market value of such Investment, as determined conclusively in good faith by management of the Company or the affected Restricted Subsidiary, as applicable, unless the fair market value of such Investment exceeds $5 million, in which case the fair market value shall be determined conclusively in good faith by the Board of such Person as of the time such Investment is made or such other time as specified in the Indenture. Unless otherwise required by the Indenture, the amount of any Investment shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs subsequent to the date such Investment is made with respect to such Investment.

“Investment Guarantee” means any guarantee, directly or indirectly, by the Company or any Guarantor of Indebtedness of a Permitted Joint Venture, provided that at the time such guarantee is incurred, the Company is permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio in the covenant described above under the heading “— Certain covenants — Incurrence of indebtedness and issuance of preferred stock.”

“Investment Guarantee Indebtedness” of the Company or any Guarantor means any Indebtedness of another Person guaranteed by the Company or such Guarantor pursuant to an Investment Guarantee, on and after the time the Company or such Guarantor makes any principal, interest or comparable debt service payment with respect to such guaranteed Indebtedness.

“Investment Guarantee Payments” means, without duplication, (1) any payments made pursuant to any Investment Guarantee, including any payment in respect of any Investment Guarantee Indebtedness, or (2) the full amount of any Investment Guarantee if, at any time, the Person whose Indebtedness is guaranteed by such Investment Guarantee ceases to constitute a Permitted Joint Venture as a result of a decline in the Company’s or Guarantor’s ownership interest to less than 35% as a result of a sale, transfer or other disposition of Capital Stock of such Person by the Company or such Guarantor.

“Issue Date” means May 6, 2010.

“Letter of Credit Obligations” means Obligations of an Obligor arising under or in connection with letters of credit.

“Lien” means, with respect to any assets, any mortgage, lien, pledge, charge, security interest or other similar encumbrance (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any option or other agreement to sell, and any filing of or agreement to give, any security interest).

“Limited Real Estate Development” means the development or improvement of (1) any undeveloped or substantially undeveloped real estate held by the Company or a Subsidiary on the date of the Indenture or (2) any undeveloped or substantially undeveloped real estate that is acquired by the Company or a Subsidiary in an acquisition of a company that is primarily in the Casino business.

“Material Restricted Subsidiary” means any Subsidiary which is both a Material Subsidiary and a Restricted Subsidiary.

“Material Subsidiary” means any Subsidiary of the Company organized under the laws of the United States or any state thereof, other than a Non-Material Subsidiary.

“Moody’s” means Moody’s Investors Services, Inc., and its successors.

“Net Cash Proceeds” means with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents received by any Obligor from such Asset Sale, net of:

(1) reasonable out-of-pocket expenses, fees and other direct costs relating to such Asset Sale (including, without limitation, brokerage, legal, accounting and investment banking fees and sales commissions),

(2) taxes paid or payable after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements,

(3) repayment of Indebtedness (other than any intercompany Indebtedness) that is required by the terms thereof to be repaid or pledged as cash collateral, or the holders of which otherwise have a contractual claim that is legally superior to any claim of the holders (including a restriction on transfer) to the proceeds of the subject assets, in connection with such Asset Sale, and

(4) appropriate amounts to be provided by any applicable Obligor, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by any applicable Obligor including, without limitation, pension and other post- employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale and any reserve for adjustment to the sale price received in such Asset Sale for so long as such reserve is held.

“Non-Material Foreign Restricted Subsidiaries” means all Foreign Restricted Subsidiaries designated as Non-Material Foreign Restricted Subsidiaries by the Company; provided, that all such Foreign Restricted Subsidiaries may not, in the aggregate at any time have assets (attributable to the Company’s and its Restricted Subsidiaries’ equity interest in such entity) constituting more than 1.5% of the Company’s total assets on a consolidated basis based on the Company’s most recent internal financial statements. As of the Issue Date, the Non-Material Foreign Restricted Subsidiaries shall be all of the Company’s Foreign Restricted Subsidiaries existing as of the Issue Date other than Casino Magic Neuquén, S.A.

“Non-Material Subsidiaries” means all Domestic Restricted Subsidiaries designated as Non-Material Subsidiaries by the Company; provided, that all such Domestic Restricted Subsidiaries may not, in the aggregate at any time have assets (attributable to the Company’s and its Domestic Restricted Subsidiaries’ equity interest in such entity) constituting more than 6% of the Company’s total assets on a consolidated basis based on the Company’s most recent internal financial statements. As of the Issue Date, the Non-Material Subsidiaries shall be all of the Company’s Domestic Restricted Subsidiaries existing as of the Issue Date other than the Guarantors as of the Issue Date.

“Non-Recourse Indebtedness” means Indebtedness of an Unrestricted Subsidiary

(1) as to which none of the Obligors:

(a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),

(b) is directly or indirectly liable (as a guarantor or otherwise), or

(c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes being offered hereby) of any Obligor to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of any Obligor.

The foregoing notwithstanding, if an Obligor or a Restricted Subsidiary (x) makes a loan to an Unrestricted Subsidiary that is permitted under the covenant described under the caption “— Certain covenants — Restricted payments” or is a Permitted Investment and is otherwise permitted to be incurred under the Indenture or (y) executes an Investment Guarantee or a Completion Guarantee and Keep-Well Agreement for the benefit of an Unrestricted Subsidiary for the purpose of developing, constructing, opening and operating a new gaming facility or related or ancillary amenities or businesses or Incurs Investment Guarantee Indebtedness or Completion Guarantee/Keep-Well Indebtedness, such actions referred to in the foregoing clauses (x) and (y) shall not prevent the Indebtedness of an Unrestricted Subsidiary to which such actions relate from being considered Non-Recourse Indebtedness.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, whether absolute or contingent, payable under the documentation governing any Indebtedness.

“Obligor” means the Company or any Guarantor and any Foreign Restricted Subsidiary that is not a Non-Material Foreign Restricted Subsidiary.

“Paying Agent” means the Person so designated by the Company in accordance with the Indenture, initially the Trustee.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness of the Company or any Restricted Subsidiary outstanding on the Issue Date (other than Indebtedness under the Bank Credit Agreement) as reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereof;

(2) Indebtedness Incurred by the Company under the Notes and by the Guarantors under the Guaranties;

(3) Indebtedness Incurred by the Company or any Restricted Subsidiary pursuant to the Bank Credit Agreement or other Indebtedness constituting Senior Debt; provided that the aggregate principal amount of all such Indebtedness outstanding under this clause (3) as of any date of Incurrence (after giving pro forma effect to the application of the proceeds of such Incurrence), including all Permitted Refinancing Indebtedness Incurred to repay, redeem, extend, refinance, renew, replace, defease or refund any Indebtedness Incurred pursuant to this clause (3), shall not exceed the greater of (x) $1.5 billion and (y) 2.5 times the Company’s Consolidated EBITDA for the period of four fiscal quarters most recently ended prior to such date for which internal financial reports are available, ended not more than 135 days prior to such date (using the pro forma and calculation conventions for Consolidated EBITDA referenced in the definition of Consolidated Coverage Ratio), in each case, to be reduced dollar-for-dollar by the amount of the aggregate amount of all Net Cash Proceeds of Asset Sales applied by an Obligor to permanently prepay or repay Indebtedness under the Bank Credit Agreement pursuant to the covenant described above under the caption “— Repurchase at the option of holders — Asset sales”;

(4) Indebtedness of the Company to any Obligor or of any Guarantor to any other Obligor for so long as such Indebtedness is held by the Company or by another Obligor; provided that:

(a) any Indebtedness of the Company to any other Obligor that is not a Guarantor is unsecured and evidenced by an intercompany promissory note that is subordinated, pursuant to a written agreement, to the Company’s obligations under the Indenture and the Notes, and

(b) if as of any date any Person other than the Company or a Guarantor owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness (other than such a Lien in favor of the lenders under the Bank Credit Agreement or holders of other Senior Debt), such date shall be deemed to be an Incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (4) by the issuer of such Indebtedness;

(5) Indebtedness of a Restricted Subsidiary to the Company for so long as such Indebtedness is held by an Obligor; provided that if as of any date any Person other than an Obligor acquires any such Indebtedness or holds a Lien in respect of such Indebtedness (other than such a Lien in favor of the lenders under the Bank Credit Agreement or holders of other Senior Debt), such acquisition shall be deemed to be an Incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (5) by the issuer of such Indebtedness;

(6) Permitted Refinancing Indebtedness;

(7) the Incurrence by Unrestricted Subsidiaries of Non-Recourse Indebtedness; provided that, if any such Indebtedness ceases to be Non-Recourse Indebtedness of an Unrestricted Subsidiary, such event shall be deemed to constitute an Incurrence of Indebtedness that is not permitted by this clause (7);

(8)(a) Indebtedness Incurred by the Company or any Restricted Subsidiary solely to finance the construction or acquisition or improvement of, or consisting of Capitalized Leased Obligations Incurred to acquire rights of use in, capital assets useful in the Company’s or such Subsidiary’s business, as applicable, and, in any such case, Incurred prior to or within 180 days after the construction, acquisition, improvement or leasing of the subject assets, not to exceed $175 million in aggregate principal amount outstanding at any time (including all Permitted Refinancing Indebtedness Incurred to repay, redeem, extend, refinance, renew, replace, defease or refund any Indebtedness Incurred pursuant to this clause (8)) for all of the Company and its Restricted Subsidiaries, and (b) additional Indebtedness of the kind described in this clause (8) with respect to which neither the Company nor any Restricted Subsidiary is directly or indirectly liable, and which is expressly made non-recourse to all of such Person’s assets, except the asset so financed;

(9) Hedging Obligations and Interest Swap Obligations entered into not as speculative Investments but as hedging transactions designed to protect the Company and its Restricted Subsidiaries against fluctuations in interest rates in connection with Indebtedness otherwise permitted hereunder or against exchange rate risk or commodity pricing risk;

(10) Indebtedness of the Company or any Restricted Subsidiary arising in respect of performance bonds and completion guaranties (to the extent that the Incurrence thereof does not result in the Incurrence of any obligation for the payment of borrowed money of others), in the ordinary course of business, in amounts and for the purposes customary in such Person’s industry; provided, that such Indebtedness shall be Incurred solely in connection with the development, construction, improvement or enhancement of assets useful in such Person’s business;

(11) Completion Guarantee/Keep-Well Indebtedness or Investment Guarantee Indebtedness up to a maximum of $200 million in aggregate principal amount (or accreted value, as applicable) outstanding at any time (including all Permitted Refinancing Indebtedness Incurred to repay, redeem, extend, refinance, renew, replace, defease or refund any Indebtedness Incurred pursuant to this clause (11)) ;

(12) the guarantee by a Guarantor of Indebtedness of the Company, or the guarantee by a Restricted Subsidiary of Senior Debt of the Company, provided such Indebtedness was outstanding on the Issue Date or was, at the time it was incurred, permitted to be incurred by the Company under the Indenture; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes, then the guarantee may only be incurred by a Guarantor and shall be subordinated to, or pari passu with, as applicable, the Notes to the same extent as the Indebtedness guaranteed;

(13) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (13);

(14) Indebtedness in an amount not to exceed $25 million under a junior pay-in-kind note incurred in order to redeem or repurchase Capital Stock of the Company upon a final determination by any Gaming Authority of the unsuitability of a holder or beneficial owner of Capital Stock of the Company or upon any other requirement or order by any Gaming Authority having jurisdiction over the Company prohibiting a holder from owning, beneficially or otherwise, the Company’s Capital Stock, provided that the Company has used its reasonable best efforts to effect a disposition of such capital stock to a third party and has been unable to do so; provided, further, that such junior pay-in-kind note:

(a) is expressly subordinated to the Notes,

(b) provides that no installment of principal matures (whether by its terms, by optional or mandatory redemption or otherwise) earlier than three months after the maturity of the Notes,

(c) provides for no cash payments of interest, premium or other distributions earlier than six months after the maturity of the Notes and provides that all interest, premium or other distributions may only be made by distributions of additional junior pay-in-kind notes, which such in-kind distributions shall be deemed Permitted Indebtedness, and

(d) contains provisions whereby the holder thereof agrees that prior to the maturity or payment in full in cash of the Notes, regardless of whether any insolvency or liquidation has occurred against any Obligor, such holder will not exercise any rights or remedies or institute any action or proceeding with respect to such rights or remedies under such junior pay-in-kind note;

(15) Contribution Indebtedness;

(16) Indebtedness of the Company or Indebtedness or preferred stock of a Guarantor incurred or issued to finance an acquisition or the incurrence of Acquired Debt of Persons that are acquired by the Company or any Restricted Subsidiary (whether by merger or otherwise) in accordance with the terms of the Indenture; provided that after giving effect to such acquisition, either (a) the Company would be permitted to Incur at least $1.00 of Indebtedness (other than Permitted Indebtedness) pursuant to the Consolidated Coverage Ratio test set forth in the second paragraph of the covenant described above under the heading “— Certain covenants — Incurrence of indebtedness and issuance of preferred stock,” or (b) the Company’s Consolidated Coverage Ratio immediately following such acquisition and incurrence or issuance would be no less than the Company’s Consolidated Coverage Ratio immediately prior to such acquisition and incurrence or issuance;

(17) the Incurrence by the Company or any Guarantor of Indebtedness in an aggregate principal amount outstanding at any time under this clause (17), including all Permitted Refinancing Indebtedness Incurred to repay, redeem, extend, refinance, renew, replace, defease or refund any Indebtedness Incurred pursuant to this clause (17) (or accreted value, as applicable), not to exceed $500 million at any time outstanding for the purpose of developing, constructing, improving or acquiring a Casino or Casinos in Atlantic City, New Jersey or, if applicable, any Related Business in connection with such Casino or Casinos; provided, however, that Indebtedness may not be Incurred pursuant to this clause (17) unless and until the Consolidated EBITDA of the Company (using the proforma and calculation conventions for Consolidated EBITDA referenced in the definition of Consolidated Coverage Ratio) for any period of four consecutive full fiscal quarters at any time prior to such Incurrence (which need not be the most recently completed four fiscal quarters), for which internal financial statements are available, exceeds $210 million (the “EBITDA Threshold”) (provided that (x) in the event of a sale or other disposition of an operating facility owned by the Company or a Restricted Subsidiary (whether or not owned by the Company and its Subsidiaries on the Issue Date, and whether by sale of assets or the equity of such Restricted Subsidiary or otherwise) after the Issue Date and prior to the date of any such Incurrence under this clause (17), and (y) the consideration received by the Company or any of its Restricted Subsidiaries from such sale or other disposition is at least equal to the fair market value of the assets sold or of which other disposition is made (as determined reasonably and in good faith by the Board), then the EBITDA Threshold shall be reduced by the positive Consolidated EBITDA, if any, of the Restricted Subsidiary or of the operating facility sold or disposed of for the last complete four quarter period prior to its sale or other disposition; provided, further, that for purposes of computing the EBITDA Threshold in this clause (17) only, the Consolidated EBITDA of the Company shall not include any net income of an Unrestricted Subsidiary for such four fiscal quarter period notwithstanding any actual distribution of cash to the Company or any Restricted Subsidiary by such Unrestricted Subsidiary; and

(18) the Incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) outstanding under this clause (18) as of any date of Incurrence, including all Permitted Refinancing Indebtedness Incurred to repay, redeem, extend, refinance, renew, replace, defease or refund any Indebtedness Incurred pursuant to this clause (18), not to exceed the greater of (i) 5% of Consolidated Total Assets and (ii) $250 million.

For purposes of this definition, it is understood that the Company may rely on internal or publicly reported financial reports even though there may be subsequent adjustments (including review and audit adjustments) to such financial statements. For avoidance of doubt, any incurrence of Permitted Indebtedness which is based upon or made in reliance on a computation based on such internal or publicly reported financial statements, shall be deemed to continue to comply with the applicable covenant, notwithstanding any subsequent adjustments that may result in changes to such internal or publicly reported financial statements.

“Permitted Investments” means, without duplication, each of the following:

(1) Investments in cash (including deposit accounts with major commercial banks) and Cash Equivalents;

(2) Investments by the Company or a Restricted Subsidiary in the Company or any Restricted Subsidiary or any Person that is or will immediately become upon giving effect to such Investment, or as a result of which, such Person is merged, consolidated or liquidated into, or conveys substantially of all its assets to, an Obligor or a Restricted Subsidiary; provided that Investments in any such Person (other than the Company or any Restricted Subsidiary) made prior to such Investment shall not be “Permitted Investments” under this clause (2); and provided, further, that for purposes of calculating at any date the aggregate amount of Investments made since September 25, 2003 pursuant to the covenant described above under the caption “— Certain covenants — Restricted payments,” such Investment shall be a Permitted Investment only so long as any Subsidiary in which any such Investment has been made continues to be an Obligor or a Restricted Subsidiary;

(3) Investments existing on the Issue Date;

(4) accounts receivable created or acquired in the ordinary course of business of the Company or any Restricted Subsidiary on ordinary business terms;

(5) Investments arising from transactions by the Company or a Restricted Subsidiary with trade creditors or customers in the ordinary course of business (including any such Investment received pursuant to any plan of reorganization or similar arrangement pursuant to the bankruptcy or insolvency of such trade creditors or customers or otherwise in settlement of a claim);

(6) Investments made as the result of non-cash consideration received from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the option of holders — Assets sales”;

(7) Investments consisting of advances to officers, directors and employees of the Company or a Restricted Subsidiary for travel, entertainment, relocation, purchases of Capital Stock of the Company or a Restricted Subsidiary permitted by the Indenture and analogous ordinary business purposes;

(8) Hedging Obligations and Interest Swap Obligations consisting of Permitted Indebtedness under clause (9) thereof;

(9) Transfers by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary of operational agreements (including, without limitation, slot machine leases, technical assistance services agreements, trademark and tradename licenses, management services agreements and royalty agreements) or other agreements entered into in the ordinary course of business between the Company or a Restricted Subsidiary, on the one hand, and the Argentina Subsidiaries, on the other hand; provided that any such transfer is made in connection with the payment of any dividend or other distribution by the Company or its Restricted Subsidiaries of Equity Interests in the Argentina Subsidiaries that are Unrestricted Subsidiaries;

(10) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (10) that are at the time outstanding, not to exceed $50 million; and

(11) the provision of management and related services (including intellectual property rights and the use of corporate aircraft in providing such management services) to any Unrestricted Subsidiary in the ordinary course of business, and, provided however, that the Company or any Restricted Subsidiary shall not be required to allocate employee compensation for management services provided by employees of the Company or any Restricted Subsidiary to Unrestricted Subsidiaries in connection with such employees’ services to the Company or any Restricted Subsidiary.

“Permitted Joint Venture” means a Person primarily engaged or preparing to engage in a Related Business or related or ancillary business thereto as to which the Company or a Guarantor owns at least 35% of the shares of Capital Stock (including at least 35% of the total voting power thereof) of such Person.

“Permitted Junior Securities” means Equity Interests in the Obligors or debt securities that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes and the Guaranties are subordinated to Senior Debt pursuant to the Indenture.

“Permitted Liens” means:

(1) Liens in favor of the Company or Liens on the assets of any Guarantor so long as such Liens are held by another Obligor;

(2) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or a Restricted Subsidiary; provided that such Liens were not Incurred in anticipation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary, as applicable;

(3) Liens on property existing at the time of acquisition thereof by any Obligor or Restricted Subsidiary; provided that such Liens were not Incurred in anticipation of such acquisition;

(4) Liens Incurred to secure Indebtedness permitted by clause (8) of the definition of Permitted Indebtedness, attaching to or encumbering only the subject assets and directly related property such as proceeds (including insurance proceeds) and products thereof and accessions, replacements and substitutions thereof;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6) Liens created by “notice” or “precautionary” filings in connection with operating leases or other transactions pursuant to which no Indebtedness is Incurred by the Company or any Restricted Subsidiary;

(7) Liens existing on the Issue Date;

(8) Liens for taxes, assessments or governmental charges or claims (including, without limitation, Liens securing the performance of workers compensation, social security, or unemployment insurance obligations) that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9) Liens on shares of any equity security or any warrant or option to purchase an equity security or any security which is convertible into an equity security issued by any Obligor that holds, directly or indirectly through a holding company or otherwise, a license under any applicable Gaming Laws; provided that this clause (9) shall apply only so long as such Gaming Laws provide that the creation of any restriction on the disposition of any of such securities shall not be effective and, if such Gaming Laws at any time cease to so provide, then this clause (9) shall be of no further effect;

(10) Liens on securities constituting “margin stock” within the meaning of Regulation T, U or X promulgated by the Board of Governors of the Federal Reserve System, to the extent that (i) prohibiting such Liens would result in the classification of the obligations of the Company under the Notes as a “purpose credit” and (ii) the Investment by any Obligor in such margin stock is permitted by the Indenture;

(11) Liens securing Permitted Refinancing Indebtedness; provided that any such Lien attaches only to the assets encumbered by the predecessor Indebtedness, unless the Incurrence of such Liens is otherwise permitted under the Indenture;

(12) Liens securing stay and appeal bonds or judgment Liens in connection with any judgment not giving rise to an Event of Default under clause (5) of the Events of Default;

(13) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business, in respect of obligations not constituting Indebtedness and not past due; provided that adequate reserves shall have been established therefor in accordance with GAAP;

(14) easements, rights-of-way, zoning restrictions, reservations, encroachments and other similar charges or encumbrances in respect of real property which do not, individually or in the aggregate, materially interfere with the conduct of business by any Obligor;

(15) any interest or title of a lessor under any Capitalized Lease Obligation permitted to be incurred hereunder;

(16) Liens upon specific items of inventory or equipment and proceeds thereof, Incurred to secure obligations in respect of bankers’ acceptances issued or created for the account of any Obligor or Restricted Subsidiary in the ordinary course of business to facilitate the purchase, shipment or storage of such inventory or equipment;

(17) Liens securing Letter of Credit Obligations permitted to be Incurred hereunder Incurred in connection with the purchase of inventory or equipment by an Obligor or Restricted Subsidiary in the ordinary course of the business and secured only by such inventory or equipment, the documents issued in connection therewith and the proceeds thereof; and

(18) Liens in favor of the Trustee arising under the Indenture.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any Restricted Subsidiary issued in exchange for, or the net proceeds of which are used to repay, redeem, extend, refinance, renew, replace, defease or refund other Permitted Indebtedness of such Person arising under clauses (1), (2), (3), (6), (8), (10), (11), (15), (16), (17) or (18) of the definition of “Permitted Indebtedness” or Indebtedness Incurred under the Consolidated Coverage Ratio test in the covenant described above under the heading “— Certain covenants —

Incurrence of indebtedness and issuance of preferred stock” (any such Indebtedness, “Existing Indebtedness”); provided that:

(1) the principal amount of such Permitted Refinancing Indebtedness does not exceed the principal amount and accrued interest of such Existing Indebtedness (plus the amount of prepayment penalties, fees, premiums and expenses incurred or paid in connection therewith), except to the extent that the Incurrence of such excess is otherwise permitted by the Indenture;

(2) if such Existing Indebtedness is subordinated to, or pari passu in right of payment with, the Notes, such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, such Existing Indebtedness; provided this clause (2) shall not apply to Permitted Refinancing Indebtedness to repay, redeem, refinance, retire for value, replace, defease or refund the 7.5% Notes or the 8.25% Notes outstanding on the Issue Date;

(3) if such Existing Indebtedness is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date on or later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being repaid, redeemed, extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Permitted Refinancing Indebtedness shall be Indebtedness solely of an Obligor or a Restricted Subsidiary obligated under such Existing Indebtedness, unless otherwise permitted by the Indenture.

“Plan of Liquidation” means, with respect to any Person, a plan (including by operation of law) that provides for, contemplates or the effectuation of which is preceded or accomplished by (whether or not substantially contemporaneously):

(1) the sale, lease or conveyance of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety, and

(2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance, or other disposition and all or substantially all of the remaining assets of such Person to holders of Capital Stock of such Person.

“Productive Assets” means assets (including assets owned directly or indirectly through Capital Stock of a Restricted Subsidiary) of a kind used or usable in the businesses of the Obligors as they are conducted on the date of the Asset Sale or on any other determination date.

“Project” means any new facility developed or being developed by the Company or one of its Restricted Subsidiaries and any expansion, renovation or refurbishment of a facility owned by the Company or one of its Restricted Subsidiaries which expansion, renovation or refurbishment costs $40 million or more.

“Project Opening” means, with respect to (a) any Project which is a new facility, when all of the following have occurred: (i) a certificate of occupancy (which may be a temporary certificate of occupancy) has been issued in respect of such Project and, if such Project includes gaming facilities, then such certificate of occupancy need only relate to such gaming facilities and not the remainder of such Project; (ii) such Project (or the gaming facility portion thereof in the case of a Project that includes gaming facilities and not the remainder of such Project) is in a condition (including installation of furnishings, fixtures and equipment) to receive customers in the ordinary course of business; (iii) if such Project includes gaming facilities, such Project’s gaming facilities (but not necessarily the hotel facilities if a hotel is contemplated to accompany such Project’s gaming facilities) are legally open for business and to the general public and operating in accordance with applicable law; and (iv) all Gaming Approvals, if applicable, with respect to such Project have been granted and not revoked or suspended, and (b) any Project which is an expansion, renovation or refurbishment, when clauses (ii), (iii) and (iv) have occurred, to the extent applicable.

“Property” means any right or interest in or to property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, including, without limitation, Capital Stock.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Reclassified Argentina Receipts” means all Argentina Receipts which, as determined in good faith by the Company, will no longer be deemed available for distributions to any Argentina Subsidiary that is an Unrestricted Subsidiary under clause (14) of the second paragraph of the covenant described under the heading “— Certain Covenants — Restricted payments,” provided that such amount does not exceed the balance of the Argentina Contribution Amount immediately prior to such reclassification.

“Related Business” means the gaming (including pari-mutuel betting) business and/or any and all reasonably related businesses necessary for, in support or anticipation of and ancillary to or in preparation for (or required by a Gaming Authority to be developed, constructed, improved or acquired in connection with the licensing approval of such Casino or Casinos), the gaming business including, without limitation, the development, expansion or operation of any Casino (including any land-based, dockside, riverboat or other type of Casino), owned, or to be owned, by the Company or one of its Subsidiaries.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. If no referent Person is specified, “Restricted Subsidiary” means a Subsidiary of the Company.

“S&P” means Standard & Poor’s Rating Group, a division of The McGraw-Hill Industries, Inc., and its successors.

“Senior Debt” means:

(1) all Indebtedness outstanding of the Company or any Guarantor or Domestic Restricted Subsidiary that is not a Guarantor under Credit Facilities (including the Bank Credit Agreement) and all Hedging Obligations with respect thereto,

(2) any other Indebtedness of the Company or any Guarantor or Domestic Restricted Subsidiary that is not a Guarantor permitted to be Incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is Incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, and

(3) all Obligations with respect to the foregoing.

Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by the Company,

(2) any intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Affiliates,

(3) any trade payables,

(4) any Indebtedness that is incurred in violation of the Indenture, and

(5) Indebtedness which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse.

Notwithstanding anything in the Indenture to the contrary, Senior Debt shall not include the 8.25% Notes and the 7.5% Notes. The Indenture expressly provides that the Obligations in respect of the Notes and the Guaranties will be on a parity with the Obligations in respect of the 8.25% Notes and the 7.5% Notes, and the guarantees thereof in right of payment.

“7.5% Notes” means the Company’s outstanding 7.5% Senior Subordinated Notes due 2015.

“Significant Subsidiary” means any Obligor, other than the Company, that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary,” with respect to any Person, means:

(1) any corporation or comparably organized entity, a majority of whose voting stock (defined as any class of capital stock having voting power under ordinary circumstances to elect a majority of the Board of such Person) is owned, directly or indirectly, by any one or more of the Obligors, and

(2) any other Person (other than a corporation) in which any one or more of the Obligors, directly or indirectly, has at least a majority ownership interest entitled to vote in the election of directors, managers or trustees thereof or of which such Obligor is the managing general partner.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2015; provided, however, that if the period from the redemption date to May 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of the Company as its Unrestricted Subsidiary pursuant to a Board resolution; but only to the extent that such Subsidiary:

(a) has, or will have after giving effect to such designation, no Indebtedness other than Non-Recourse Indebtedness,

(b) is not party to any agreement, contract, arrangement or understanding with any Obligor unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to such Obligor than those that might be obtained at the time from Persons who are not Affiliates of such Obligor, or such agreement, contract, arrangement or understanding constitutes a Restricted Payment that is made in accordance with the covenant described above under the caption “— Certain covenants — Restricted payments,” a Permitted Investment, or an Asset Sale that is made in accordance with the covenant described above under the caption “— Repurchase at the option of holders — Asset sales,”

(c) is a Person with respect to which none of the Obligors has any direct or indirect obligation (i) to subscribe for additional equity interests or (ii) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results,

(d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of any Obligor, and

(e) has at least one member on its Board who is not a member of the Board or executive officer of any Obligor and has at least one executive officer who is not a member of the Board or executive officer of any Obligor;

provided, however, that the Company or any of its Guarantors may execute an Investment Guarantee or Completion Guarantee and Keep-Well Agreement for the benefit of an Unrestricted Subsidiary, or may Incur Investment Guarantee Indebtedness or Completion Guarantee/Keep-Well Indebtedness, for the purpose of such Unrestricted Subsidiary developing, constructing, opening and operating a new gaming facility or related or ancillary amenities or businesses, and the execution and performance (if such performance is permitted under the covenant described under the heading “— Certain covenants — Restricted payments”) of such Investment Guarantee, Completion Guarantee and Keep-Well Agreement, Investment Guarantee Indebtedness, or Completion Guarantee/Keep-Well Indebtedness shall not prevent a Subsidiary from becoming or remaining an Unrestricted Subsidiary.

Any such designation by the Board of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under “— Restricted payments.” If at any time any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such time (and, if such Indebtedness is not permitted to be Incurred as of such date under the covenant described above under “— Incurrence of indebtedness and issuance of preferred stock,” the Company shall be in default of such covenant). The Board of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an Incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1) such Indebtedness is permitted under the covenant described above under the heading “— Certain covenants — Incurrence of indebtedness and issuance of preferred stock,” and, if applicable, calculated on a pro forma basis as if such designation had occurred at the beginning of the reference period, and

(2) no Default or Event of Default would be in existence following such designation.

As of the Issue Date, the following entities shall be Unrestricted Subsidiaries: Casino Magic (Europe), B.V., Casino Magic Hellas Management Services, S.A., Landing Condominium, LLC, PNK Development 10, LLC, PNK Development 11, LLC, PNK Development 17, LLC, PNK Development 18, LLC, PNK Development 28, LLC, PNK (Kansas), LLC, and Port St. Louis Condominium, LLC.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the Company’s calculations of the number of years obtained by dividing:

(1) the then outstanding aggregate principal amount of such Indebtedness into,

(2) the total of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general discussion of the material U.S. federal income tax consequences of the exchange of original notes for exchange notes in this exchange offer.

Except where noted, the summary deals only with notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with special situations, such as those of broker-dealers, tax exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, insurance companies, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, or persons holding notes as part of a hedging or “conversion” transaction or a straddle, or a constructive sale. Further, the discussion below is based upon the provisions of the Code and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations. Furthermore, this discussion does not consider the tax treatment of holders of the exchange notes who are partnerships or other pass-through entities for U.S. federal income tax purposes, or who are former citizens or former long-term residents of the United States.

This summary addresses tax consequences relevant to a holder of notes that is either a U.S. Holder or a Non-U.S. Holder. As used herein, a “U.S. Holder” is a beneficial owner of a note who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in, or organized in or under the laws of, the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was treated as a United States person under the Code on that date and has made a valid election to be treated as a United States person under the Code. A “Non-U.S. Holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

As discussed below, we intend to take the position that the notes are not subject to the rules governing contingent payment debt instruments. This determination will be binding on a holder unless such holder explicitly discloses on a statement attached to such holder’s timely filed U.S. federal income tax return for the taxable year that includes the acquisition date of the note that such holder’s determination is different. It is possible, however, that the Internal Revenue Service (the “IRS”) may take a contrary position from that described above, in which case the tax consequences to a holder could differ materially and adversely from those described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE CONSTRUED AS TAX ADVICE. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN, ESTATE, GIFT OR OTHER TAX LAWS, OR SUBSEQUENT REVISIONS THEREOF.

TO COMPLY WITH IRS CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Exchange of Original Notes for Exchange Notes

Pursuant to the exchange offer, holders are entitled to exchange the original notes for exchange notes that would be substantially identical in all material respects to the original notes, except that the exchange notes would be registered and therefore would not be subject to transfer restrictions. Participation in the exchange offer should not result in a taxable exchange to the issuer or any U.S. Holder or Non-U.S. Holder of an exchange note. Accordingly,

(1) no gain or loss should be realized by a holder of an original note upon receipt of an exchange note,

(2) the holding period of the exchange note should include the holding period of the original note surrendered in exchange for the exchange note,

(3) the adjusted tax basis of the exchange note should be the same as the adjusted tax basis of the original note surrendered in exchange for the exchange note immediately before the exchange, and

(4) the holder of an exchange note should recognize income with respect to the exchange note in the same manner as such holder treated the original note surrendered in exchange for the exchange note.

United States Federal Income Taxation of U.S. Holders

Payments of Stated Interest on the Notes

Interest on the notes will be taxable to a U.S. Holder as ordinary income at the time such interest is accrued or actually or constructively received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

The notes were issued at an “issue price” which is not more than a de minimis amount (as defined in the regulations under the Code) less than their “stated redemption price at maturity,” and accordingly, the notes will be not treated as issued with “original issue discount”.

Certain Additional Payments on the Notes; Changes in the Schedule of Payments Under the Notes

The terms of the notes provide that under certain circumstances we may be required to redeem all or a portion of the notes prior to the stated schedule for such payments due to a change of control and certain asset sales. See “Description of Exchange Notes — Repurchase at the option of holders — Change of control” and “— Asset sales.” The terms of the notes also provide that we may elect to redeem the notes under various other circumstances prior to the stated schedule for such payments (See “Description of Exchange Notes — Gaming redemption and other disposition,” “Description of Exchange Notes — Optional redemption,” “Description of Exchange Notes — Redemption at make-whole premium”). In either case, such redemptions might require us to pay you amounts in excess of the stated interest and the principal amount.

The possibility of such additional payments or changes in the schedule for payments under the notes may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, holders might, among other things, be required to treat any gain recognized on the sale or other disposition of a note as ordinary income rather than as capital gain, and the timing and amount of income inclusion may be different from the consequences described in this tax discussion. We intend to take the position that, as of the date of the issuance of the notes, the likelihood of any of the events described in the preceding paragraph is remote and/or incidental. Accordingly, we intend to take the position that the notes are not subject to the rules governing contingent payment debt instruments. If payments described in the preceding paragraph become fixed or paid, such payments should be included in the U.S. Holder’s gross income in accordance with such holder’s regular method of accounting for federal income tax purposes.

Market Discount

If a U.S. Holder acquires a note at a cost that is less than its revised issue price, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition). In general, the “revised issue price” of a note will be such note’s adjusted issue price for purposes of the original issue discount rules. Because the bonds were not issued with original issue discount, there will be market discount on a bond if and to the extent that the principal amount of the bond exceeds the holder’s basis immediately after acquisition of the bond (subject to the de minimis exception described above).

A U.S. Holder is required to treat any partial payment of principal on a note, and any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. If such note is disposed of by the U.S. Holder in certain otherwise nontaxable transactions, accrued market discount must be included as ordinary income by the U.S. Holder as if the holder had sold the note at its then fair market value. In general, the amount of market discount that has accrued since the holder’s acquisition of the note is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, a U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in the holder’s income under the election.

Premium and Acquisition Premium

If a U.S. Holder purchases a note for an amount in excess of the sum of all amounts payable on the note after the date of acquisition (other than payments of qualified stated interest), the holder will be considered to have purchased the note with “amortizable bond premium” equal in amount to the excess. Generally, a U.S. Holder may elect to amortize the premium as an offset to qualified stated interest income, using a constant yield method, over the remaining term of the note. The notes are subject to call provisions at the Issuer’s option at various times, as described under “Description of Exchange Notes — Optional redemption,” “— Redemption at make-whole premium,” and “— Gaming redemption or other disposition.” A U.S. Holder will calculate the amount of amortizable bond premium based on the amount payable at the applicable call date, but only if use of the call date (in lieu of the stated maturity date) results in a smaller amortizable bond premium for the period ending on the call date. A U.S. Holder who elects to amortize bond premium must reduce the holder’s tax basis in the note by the amount of the premium used to offset qualified stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS.

Election to Treat All Interest as OID

U.S. Holders may elect to include in gross income all interest that accrues on a note, including any stated interest, OID, market discount, de minimis market discount and unstated interest, as adjusted by amortizable bond premium and acquisition premium, by using the constant yield method. This election for a note with amortizable bond premium will result in a deemed election to amortize bond premium for all taxable debt obligations held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. Under certain circumstances this election can provide the holder with a more favorable rate of amortization of amortizable bond premium. Similarly, this election for a note with market discount will result in a deemed election to accrue market discount in income currently for the note and for all other debt instruments acquired by the U.S. Holder with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by each accrual of the amounts treated as OID under the constant yield election described in this paragraph and reduced by payments on the note.

Sale, Redemption, Retirement or Other Taxable Disposition of the Notes

Unless a non-recognition provision applies, upon the sale, redemption, retirement or other taxable disposition of a note, a U.S. Holder will generally recognize gain or loss in an amount equal to the difference between (1) the amount of cash and the fair market value of other property received in exchange for a note and (2) the holder’s adjusted tax basis in such note. Amounts attributable to accrued but unpaid interest on the notes will be treated as ordinary interest income as described above. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid by such holder for the note, decreased by any stated interest that accrued before the issue date and payments received on the note other than qualified stated interest.

Gain or loss realized on the sale, redemption, retirement or other taxable disposition of a note will generally be capital gain or loss, and will be long term capital gain or loss if the note has been held for more than one year at the time of sale, redemption, retirement or other taxable disposition. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

Backup withholding and information reporting requirements may apply to certain payments of principal, premium, if any, and interest (including, original issue discount, if any) on a note and to certain payments of the proceeds of the sale or redemption of a note. We or our paying agent will be required to withhold tax from any payment that is subject to backup withholding at a rate of 28 percent if a U.S. Holder fails to furnish its U.S. taxpayer identification number (“TIN”), certify that such number is correct, certify that such holder is not subject to backup withholding or otherwise comply with the applicable backup withholding rules. Unless the 28 percent backup withholding rate is extended by future legislation, the backup withholding rate will increase to 31 percent for payments made after December 31, 2010. Exempt holders (including, among others, all corporations) that certify their exempt status are not subject to these backup withholding and information reporting requirements.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder of the notes will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). Your net investment income will generally include your interest income and your net gains from the disposition of your note, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

United States Federal Income Taxation of Non-U.S. Holders

Payments of Interest

The following discussion assumes that the DTC’s book-entry procedures set forth in the section entitled “Description of Exchange Notes — Book-entry, delivery and form” are observed upon issuance and throughout the term of the notes, so that the notes are considered to be in registered form. Subject to the discussion of information reporting and backup withholding below, the payment to a Non-U.S. Holder of interest on a note will be exempt from United States federal income tax or withholding tax pursuant to the “portfolio interest exception,” if the following requirements are met:

(1) the interest is not effectively connected with the Non-U.S. Holders conduct of a trade or business in the United States;

(2) the Non-U.S. Holder does not actually or constructively own 10 percent or more of the combined voting power of all of our classes of stock and is not (A) a controlled foreign corporation that is related to us through stock ownership within the meaning of the Code, or (B) a bank that received the notes on an extension of credit in the ordinary course of its trade or business; and

(3) either (A) the beneficial owner of the notes certifies to us or our paying agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address on IRS Form W-8BEN (or a suitable substitute form) or (B) a securities clearing organization, bank or other financial institution that holds the notes on behalf of such Non-U.S. Holder in the ordinary course of its trade or business (a “financial institution”) certifies under penalties of perjury that such an IRS Form W-8BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner from which it has received a Form W-8IMY and, in case of financial institution that is not a qualified intermediary, furnishes the payor with a copy of such forms.

If a Non-U.S. Holder cannot satisfy the requirements of the portfolio interest exception described above, payments of interest made to such Non-U.S. Holder will be subject to a 30 percent withholding tax, unless the beneficial owner of the note provides us or our paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN or successor form (which can in certain circumstances be required to include a correct TIN) claiming an exemption from or reduction in the rate of withholding under an income tax treaty or (2) IRS Form W-8ECI or successor form providing a TIN and stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of such trade or business (or where an income tax treaty applies, is attributable to a permanent establishment or a fixed base in the United States), such Non-U.S. Holder generally will be taxable on such interest, including original issue discount, if any, on a net basis at applicable graduated individual or corporate rates. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent of its effectively connected earnings and profits for that taxable year (subject to adjustments) unless it qualifies for a lower rate under an applicable income tax treaty.

As noted above, the notes were issued at an “issue price” which is not more than a de minimis amount (as defined in the regulations under the Code) less than their “stated redemption price at maturity,” and accordingly, the notes will be not treated as issued with original issue discount. Furthermore, any market discount on the notes is not treated as interest for purposes of the federal withholding tax on payments of interest.

Sale, Redemption, Retirement or Other Taxable Disposition of Notes

Generally, any gain realized on the sale, redemption, retirement or other taxable disposition of a note by a Non-U.S. Holder will not be subject to U.S. federal income tax (except to the extent such gain is attributable to accrued but unpaid interest and such interest is not exempt as described above), unless:

(1) such gain is effectively connected with the conduct by such holder of a trade or business in the United States (or where an income tax treaty applies, attributable to a permanent establishment or a fixed base in the United States), or

(2) in the case of gains derived by an individual, such individual is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

If a Non-U.S. Holder of a note is engaged in the conduct of a trade or business in the United States, gain on the taxable disposition of a note that is effectively connected with the conduct of such trade or business (or, where an income tax treaty applies, attributable to a U.S. permanent establishment or a fixed base in the United States), generally will be taxed on a net basis at applicable individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a branch profits tax at a rate of 30 percent or a lower applicable income tax treaty rate.

If an individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition of the note and nevertheless treated as a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30 percent (or a lower applicable income tax treaty rate) on the amount by which capital gains allocable to U.S. sources (including any gain from the sale, exchange, retirement or other disposition of the note) exceed capital losses which are allocable to U.S. sources and recognized during the same taxable year.

Certain Additional Payments on the Notes

As described in “Description of Exchange Notes — Repurchase at the option of holders — Change of control” and “— Asset sales,” “Description of Exchange Notes — Gaming redemption and other disposition,” “Description of Exchange Notes — Optional redemption” and “Description of Exchange Notes — Redemption at make-whole premium,” we may be obligated to pay amounts in excess of the stated interest and the principal amount (or, if the notes are issued with original issue discount, the adjusted issue price) of the notes in certain circumstances. We intend to treat any such amounts paid to a Non-U.S. Holder pursuant to any such redemption or repurchase as additional amounts paid for the notes, subject to the rules described above in “— United States federal income taxation of non-U.S. holders — Sale, redemption, retirement or other taxable disposition of notes.” However, the Internal Revenue Service could take the position that such additional payments are taxable to a Non-U.S. Holder.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder any interest, regardless of whether withholding was required and any tax withheld with respect to the interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Certain Non-U.S. Holders may, under applicable U.S. Treasury regulations, be presumed to be U.S. persons. Interest paid to Non-U.S. Holders generally will not be subject to information reporting and backup withholding provided such holders furnish to us or our paying agent, as the case may be, an IRS Form W-8BEN (or satisfy certain certification requirements for establishing that such holders are non-United States persons under U.S. Treasury regulations) or otherwise establish an exemption. Unless the 28 percent backup withholding rate is extended by future legislation, the backup withholding rate will increase to 31 percent backup for payments made after December 31, 2010. Backup withholding will not apply to interest that was subject to the 30 percent withholding tax (or the applicable income tax treaty rate) applicable to certain Non-U.S. Holders, as described above.

Information reporting and backup withholding will also generally apply to a payment of the proceeds of a disposition of a note (including a redemption) if payment is effected by or through a U.S. office of a broker, unless a Non-U.S. Holder provides us or our paying agent, as the case may be, with such Non-U.S. Holder’s name and address and either certifies non-United States status or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds from the disposition of the notes by or through a foreign office of a broker unless such broker is a United States person, a “controlled foreign corporation” as to the United States, or has other substantial relationships to the United States, as described in the regulations.

Any amounts withheld under the backup withholding rules from a payment to a holder of the notes will be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

GOVERNMENT REGULATIONS AND GAMING ISSUES

General

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. Each of our casinos is subject to extensive regulation under the laws, rules and regulations of the jurisdiction where it is located. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interest in the gaming operations. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Our businesses are subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

As a holder of the exchange notes you may be required to comply with regulation, licensing, qualification or other requirements under the gaming laws or dispose of your exchange notes or have your exchange notes redeemed.

The gaming authority of any jurisdiction in which we currently or in the future conduct or propose to conduct gaming may require that a holder of the notes be registered, licensed, qualified or found suitable, or comply with any other requirement under applicable gaming laws. See the section of this prospectus entitled “Description of Exchange Notes — Gaming Redemption or Other Disposition” for additional information about these suitability and redemption requirements as they relate to the notes.

The various state gaming regulatory commissions also impose certain restrictions on holding certain amounts of our securities, including the following specific restrictions regarding our debt securities:

•	Louisiana — Any person acquiring a 5% or more ownership interest or economic interest shall be subject to a suitability determination, unless otherwise exempted. Under certain circumstances, an “institutional investor” or “institutional lender” otherwise required to be found suitable or qualified shall be presumed suitable or qualified upon submitting documentation sufficient to establish qualifications as an institutional investor or institutional lender, each as defined in the Louisiana Gaming Control Law and applicable regulations (the “Louisiana Act”). An institutional investor must also certify that (i) it owns, holds, or controls publicly traded securities of a licensee or its parent company in the ordinary course of business for investment purposes only; (ii) it does not exercise influence over the affairs of the issuer of the securities or of the licensee; and (iii) it does not intend to exercise influence over the affairs of the issuer of the securities or of the licensee. The Division also applies to institutional lenders the certification requirements imposed upon institutional investors by the Louisiana Act. The exercise of voting privileges with regard to publicly traded securities shall not be deemed to constitute the exercise of influence over the affairs of a licensee. Notwithstanding presumptions of suitability, the Louisiana Gaming Control Board (the “LGCB”) may investigate the suitability or qualifications of an institutional investor or institutional lender should the LGCB or the Louisiana Department of Public Safety, Office of State Police, Gaming Enforcement Section (the “Division”) become aware of facts or information which may result in such institutional investor or institutional lender being found unsuitable or disqualified.

If the Board finds that the individual owner or holder of a security of a corporate licensee or intermediary company or any person with an economic interest in a licensee is not qualified under the Louisiana Act, the LGCB may require, under penalty of suspension or revocation of the license, that the person not (i) receive dividends or interest on securities of the licensee or company holding a license, (ii) exercise directly or indirectly a right conferred by securities of the licensee or company holding a license, (iii) receive remuneration or economic benefit from the licensee or company holding a license, or (iv) continue in an ownership or economic interest in the licensee, or remain as a manager, officer, director, or partner of a license.

•	Nevada — The Nevada Gaming Commission may, in its discretion, require the holder of any debt security of a Nevada Registered Corporation to file applications, be investigated and be found suitable to own the debt or other security of a Nevada Registered Corporation if the Nevada Gaming Commission has reason to believe that such holder’s acquisition of such debt or other security would otherwise be inconsistent with the policy of the State of Nevada. If the Nevada Gaming Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Gaming Control Act and the regulations promulgated thereunder, the Nevada Registered Corporation can be sanctioned, including the loss of its approvals if, without the prior approval of the Nevada Gaming Commission, it: (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction.

•	New Jersey — If we were to seek a casino license in New Jersey, our debt holders may be subject to a qualification requirement. Institutional holders, as that term is defined under the New Jersey Casino Control Act, of publicly traded debt securities of an affiliate of a casino licensee or an applicant for a casino license are entitled to a waiver of qualification if the holder’s position in the aggregate is not more than twenty percent (20%) of the total outstanding debt of the affiliate and not more than fifty percent (50%) of any outstanding publicly traded debt issue of the affiliate (such as individual series of subordinated debt ), and if the institutional investor satisfies other conditions specified by the New Jersey Casino Control Commission.

To date, we have obtained all gaming licenses necessary for the operation of our gaming activities. Gaming licenses and related approvals, however, are deemed to be privileges under the laws of the jurisdictions in which we conduct gaming activities, and no assurances can be given that any new gaming licenses that may be required in the future will be granted or that existing gaming licenses will not be revoked or suspended.

The foregoing is only a summary of the applicable regulatory requirements. For a more detailed description of the applicable regulatory requirements, including requirements under gaming laws and our certificate of incorporation, see “Government Regulation and Gaming Issues” filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2009.

Updates

The following provides material updates to the disclosure set forth in “Government Regulations and Gaming Issues” filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2009 and is intended to supersede or modify the disclosure in such exhibit, as necessary.

On January 27, 2010, the Missouri Gaming Commission (“MGC”) issued a preliminary order for disciplinary action against the President Riverboat Casino-Missouri, Inc. (“PRC-MO”), a wholly-owned subsidiary of Pinnacle and the operator of President Casino, that proposed that the MGC revoke the license of the PRC-MO. The MGC alleged in its preliminary order that there had been a purposeful downgrading of the President Casino’s offerings and revenues, which it claimed should have subjected PRC-MO to disciplinary action. On March 10, 2010, we entered into a Settlement Agreement with the MGC. Pursuant to the Settlement Agreement, we agreed to surrender our gaming license associated with the President Casino to the MGC and cease operations on or before July 1, 2010 and the MGC agreed to withdraw and dismiss the order for disciplinary action. The Settlement Agreement does not affect our other casinos in Missouri, Lumière Place or River City. On June 24, 2010, we shut down operations at the President Casino and subsequently, on July 6, 2010, we surrendered our license to operate the President Casino to the MGC.

Louisiana.  On April 13, 2010, we cancelled our Sugarcane Bay project in Lake Charles, Louisiana and, on April 14, 2010, we surrendered the related gaming license to the LGCB. Also, in April 2010, the LGCB imposed a condition on our license that we plan to utilize for our Baton Rouge project that we deposit $25 million in an escrow account to be maintained until the commencement of gaming operations, which amount would be paid to the State of Louisiana in the event that we surrender the license due to withdrawal or cancellation of the Baton Rouge project or upon revocation of the license by the LGCB.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for original notes acquired as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for original notes where the broker-dealer acquired the original notes for its own account as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, or such shorter period ending when all exchange notes held by broker-dealers have been sold, we will use commercially reasonable efforts to make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. During this 180-day period, the registration rights agreement permits us, under certain circumstances, to allow the exchange offer registration statement to cease to become effective and useable for one or more periods of 90 days in aggregate in any twelve month period. If we exercise this right, the 180-day period referenced above will be extended by the number of days during which the exchange offer registration statement was not effective or useable. In addition, until October 27, 2010, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the exchange notes; or

•	through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay certain expenses incident to the exchange offer (including the expenses of one counsel for the holders of original notes), other than commissions and concessions of any broker-dealer. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to broker-dealers effecting resales of exchange notes pursuant to this prospectus.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of:

•	the happening of any event which:

•	makes any statement in the prospectus untrue in any material respect; or

•	requires the making of any changes in the prospectus to make the statements in the prospectus not misleading, or

•	a board determination in good faith that it is in our best interests not to disclose the existence of facts surrounding any proposed or pending material corporate transaction,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus, subject to certain time limitations in certain circumstances, until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer. If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Pinnacle Entertainment, Inc. at December 31, 2009, and for the year then ended, appearing in Pinnacle Entertainment, Inc.’s Current Report on Form 8-K filed June 21, 2010, and the effectiveness of Pinnacle Entertainment Inc.’s internal control over financial reporting as of December 31, 2009 appearing in its Annual Report on Form 10-K for the year ended December 31, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, and at December 31, 2008, and for each of the two years in the period then ended, appearing in Pinnacle Entertainment, Inc.’s Current Report on Form 8-K filed June 21, 2010, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as set forth in their respective reports thereon incorporated in this Prospectus and Registration Statement, and are incorporated in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the exchange offer covered by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the company. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the dates as of which information is given in this prospectus. This prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

All tendered original notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

The exchange agent for the exchange offer is:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

By Registered or Certified Mail, Overnight Delivery, or Hand Delivery:
The Bank of New York Mellon
Corporate Trust Operations, Reorganization Unit
101 Barclay St. Floor 7 East
New York, NY 10286
Attention: David Mauer
By Facsimile Transmission:
(212) 298-1915
Confirm by Telephone:
(212) 815-3687

(Originals of all documents submitted by facsimile should be sent promptly by hand, overnight courier, or registered or certified mail).

$350,000,000
Offer to Exchange
8.75% Senior Subordinated Notes due 2020,
Which Have Been Registered Under the Securities Act of 1933,
for any and all Outstanding 8.75% Senior Subordinated Notes Due 2020

PROSPECTUS

Dated July 29, 2010

Until October 27, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.